UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 1, 2021

Square, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37622	80-0429876
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1455 Market Street, Suite 600
San Francisco, CA 94103
(Address of principal executive offices)

(415) 375-3176

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0000001 par value per share	SQ	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging Growth Company

☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry into a Material Definitive Agreement.

On August 1, 2021 (Pacific Daylight Time) / August 2, 2021 (Australian Eastern Standard Time), Square, Inc. (“Square”), Lanai (AU) 2 Pty Ltd, an Australian proprietary company limited by shares and an indirect wholly owned subsidiary of Square (“Square Acquirer”), and Afterpay Limited, an Australian public company limited by shares and listed on the Australian Securities Exchange (“Afterpay”), entered into a Scheme Implementation Deed (the “Deed”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Square will acquire all Afterpay ordinary shares (the “Afterpay Shares”) pursuant to a court-approved scheme of arrangement under Part 5.1 of Australia’s Corporations Act 2001 (Cth) (“Corporations Act”) (the “Scheme” and such acquisition, the “Transaction”).

Under the Deed, at the time of implementation of the Scheme, all Afterpay Shares issued and outstanding as of the Record Date (as defined in the Deed) will be transferred to Square Acquirer, and the holders of such Afterpay Shares (“Scheme Participants”) will have the right to receive, for each such share, either (a) where such Scheme Participant is a Share Elected Shareholder (as defined in the Deed), 0.375 shares of Square’s Class A common stock (“New Square Shares”); or (b) where such Scheme Participant is a CDI Elected Shareholder (as defined in the Deed), 0.375 CHESS Depositary Interests (“CDIs”), each representing an ownership interest in a share of Square Class A common stock (“New Square CDIs” and, together with New Square Shares, the “Share Consideration”). The Deed provides that, at any time prior to the submission of Afterpay’s scheme booklet in respect of the Transaction (the “Scheme Booklet”) to the Australian Securities & Investments Commission (“ASIC”), Square may elect to pay 1% of the Scheme consideration in cash in Australian dollars. If Square makes such election, the per share cash payment will be determined based on the volume-weighted average trading price of a share of Square Class A common stock on the New York Stock Exchange (“NYSE”) over a to be determined five trading day period preceding the implementation date for the Scheme and the Share Consideration will be reduced by 1% to 0.37125 New Square Shares or New Square CDIs, as applicable.

Conditions to the Transaction

The respective obligations of Afterpay and Square to consummate the Transaction are subject to the satisfaction or waiver (if applicable) of a number of customary conditions, including: (1) approval by Afterpay’s shareholders of the Scheme in accordance with the Corporations Act; (2) approval by Square’s shareholders of the issuance of New Square Shares and shares of Square Class A common stock underlying New Square CDIs in connection with the Scheme (the “Square Shareholder Approval”); (3) certain regulatory approvals, including, but not limited to, expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approval or non-objection by Australia’s Foreign Investment Review Board, New Zealand’s Overseas Investment Office, Spain’s Council of Ministers and the Bank of Spain; (4) compliance by each party in all material respects with such party’s obligations under the Deed; (5) accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Deed; (6) non-occurrence of Prescribed Events (as defined in the Deed); (7) non-occurrence of a material adverse effect with respect to each party; (8) sanction of the Scheme by the Supreme Court of New South Wales, or another court of competent jurisdiction under the Corporations Act agreed by the parties (the “Court”); (9) the absence of any governmental order, injunction, decree or ruling prohibiting consummation of the Transaction; (10) issuance of an independent expert report concluding that the Scheme is in the best interests of the Scheme Participants before the Scheme Booklet is submitted to ASIC; and (11) the New Square Shares and New Square CDIs issuable in the Transaction having been approved for listing on the NYSE and Australian Securities Exchange (“ASX”), respectively, and, if required, registered under the Securities Act of 1933, as amended (the “Securities Act”). The closing of the Transaction is expected to occur in the first quarter of calendar year 2022, subject to the satisfaction or waiver of such conditions.

Representations and Warranties; Covenants

The Deed contains customary representations and warranties given by Square and Afterpay. The Deed also contains pre-closing covenants as is customary for transactions of this nature, including, but not limited to, the obligation of Afterpay to conduct its business in the ordinary course in substantially the same manner as previously conducted and covenants by each of the parties to refrain from taking specified actions without the consent of the other party. The parties have agreed to use all reasonable endeavors to, among other things, implement the Scheme as soon as reasonably practicable.

Square’s board of directors has agreed to recommend that Square’s shareholders vote in favor of the Square Shareholder Approval and Afterpay’s board of directors has agreed to recommend that Afterpay’s shareholders vote in favor of the Scheme, with such recommendation in each case subject to customary exceptions. In addition, the Deed provides that, during the period from the date of the Deed until the termination of the Deed in accordance with its terms, Afterpay is subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals, subject to customary exceptions.

Treatment of Equity Awards

Pursuant to the Deed and subject to the Scheme becoming effective, equity awards held by non-employee directors of Afterpay will vest in full and, if timely exercised in the case of Afterpay stock options, participate in the Scheme on the same basis as other Afterpay Shares. Outstanding equity awards of Afterpay and its subsidiaries held by employees will generally be treated as follows: (i) a portion of each Afterpay award will vest immediately following the Scheme becoming effective so that the vested portion of the award equals the number of months of the total applicable vesting period that have elapsed through to the Scheme becoming effective divided by the total number of months in the vesting period, (ii) the vested portion of each Afterpay award will receive New Square Shares (less any exercise price in the case of Afterpay stock options), and (iii) at closing the unvested portion of each Afterpay award will be converted into a Square award of the same character in a manner that preserves its value and generally on the same terms and conditions except that the award will vest on a quarterly basis from the Scheme becoming effective through the last vesting date of the corresponding Afterpay award.

Termination and Termination Fees

The Deed contains certain customary termination rights for both parties, including, among others, if (1) the Scheme is not implemented by August 2, 2022 (the “End Date”), (2) subject to certain exceptions (i) a governmental authority of competent jurisdiction has issued a final, non-appealable order or other legal restraint prohibiting or making illegal the consummation of the Scheme or (ii) a governmental authority that must grant regulatory approval necessary for the Transaction has denied such regulatory approval and such denial has become final and non-appealable, (3) the parties are unable to agree on a revision to the terms of the Scheme after a failure of certain conditions precedent to the Scheme or (4) the Court denies approval of the Scheme, and the parties agree not to appeal the denial or an independent counsel determines that an appeal would be futile. Each party may terminate the Deed if, among other things, (1) the other party’s board of directors has made an adverse change in recommendation or (2) the other party materially breaches a term of the Deed, subject to certain cure periods. In addition, Afterpay may terminate the Deed if Afterpay’s board of directors has determined that a competing transaction constitutes an Afterpay Superior Proposal (as defined in the Deed), subject to Afterpay’s compliance with certain requirements.

Under the Deed, Afterpay will be required to make a payment of A$385 million to Square if (1) the Deed is terminated by Square (i) as a result of an adverse change in recommendation by Afterpay’s board of directors (other than where the change is made due to the withdrawal of the independent expert’s recommendation in circumstances not involving a competing transaction for Afterpay or in circumstances arising as a result of Square’s material breach of the Deed) or (ii) on the basis of a material breach of the Deed by Afterpay, (2) the Deed is terminated by Afterpay upon Afterpay’s board of directors’ determination that a competing transaction constitutes an Afterpay Superior Proposal or (3) a competing transaction for Afterpay is announced before the effective date for the Scheme, and such a competing transaction is completed within 12 months of the End Date.

Under the Deed, Square will be required to make a payment of A$385 million to Afterpay if (1) the Deed is terminated by Afterpay (i) as a result of an adverse change in recommendation by Square’s board of directors (other than where the change is made in circumstances arising as a result of Afterpay’s material breach of the Deed) or (ii) on the basis of a material breach of the Deed by Square, (2) the Deed is terminated by Square or Afterpay for Square’s failure to obtain the Square Shareholder Approval or the Deed is terminated by Afterpay due to the Square Shareholder Approval not being obtained prior to the End Date (in each case provided Square’s board of directors has not changed, withdrawn or adversely modified its recommendation to vote in favor of the Transaction), or (3) a competing transaction for Square is announced before the effective date of the Scheme, and such a competing transaction is completed within 12 months of the End Date.

In the event the Scheme becomes effective, no termination fee will be payable by either party.

Governance

Under the Deed, one of Afterpay’s directors will be appointed to Square’s board of directors as of immediately following the implementation of the Scheme as a Class III director.

Additional Information

The foregoing description of the Transaction, the Scheme and the Deed does not purport to be complete and is qualified in its entirety by reference to the full text of the Deed, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference. A copy of the Deed has been included to provide investors with information regarding its terms and is not intended to provide any factual information about Square or Afterpay.

The Deed contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Deed reflect negotiations between the parties to the Deed and are not intended as statements of fact to be relied upon by Square’s or Afterpay’s shareholders or any other person. In particular, the representations, warranties, covenants and agreements in the Deed may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Deed, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Deed may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Deed, and unless required by applicable law, Square undertakes no obligation to update such information.

Item 7.01	Regulation FD Disclosure.

On August 1, 2021, Square and Afterpay issued two joint press releases announcing the entry into the Deed.

Also on August 1, 2021, Square made available an investor presentation (“Investor Presentation”) regarding the Transaction.

Also on August 1, 2021, Square made available certain internal communications (“Internal Communications”) regarding the Transaction.

Also on August 1, 2021, Square made available certain social media posts (“Social Media Communications”) regarding the Transaction.

Copies of the joint press releases are furnished as Exhibits 99.1 and 99.2 hereto, a copy of the Investor Presentation is furnished as Exhibit 99.3 hereto, a copy of the Internal Communications is furnished as Exhibit 99.4 hereto, and a copy of the Social Media Communications is furnished as Exhibit 99.5 hereto, respectively. They are each incorporated herein by reference.

The information furnished pursuant to Item 7.01 on this Form 8-K, including Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Scheme Implementation Deed, dated as of August 2, 2021, by and among Square, Inc., Lanai (AU) 2 Pty Ltd, and Afterpay Limited.*

99.1	Joint Press Release issued by Square, Inc. and Afterpay Limited.

99.2	Joint Press Release issued by Square, Inc. and Afterpay Limited.

99.3	Investor Presentation.

99.4	Internal Communications.

99.5	Social Media Communications.

104	Cover Page Interactive Data File, formatted in inline XBRL.

*

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Square agrees to furnish supplementally to the U.S. Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.

Additional Information and Where to Find It

In connection with the proposed transaction, Square intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the ASX announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the ASX. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this current report and the exhibits hereto include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; expectations around the financial impact of the transaction on Square’s financials; and statements regarding the expected timing for the closing of the pending transaction.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions, including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 2, 2021	SQUARE, INC.

	By:	/s/ Sivan Whiteley
Name: Sivan Whiteley Title: General Counsel and Corporate Secretary

Exhibit 2.1

Scheme Implementation Deed

Dated 2 August 2021

Square, Inc. (“Square”)

Lanai (AU) 2 Pty Ltd (“Square Acquirer”)

Afterpay Limited (“Afterpay”)

King & Wood Mallesons

Level 61

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Australia

T + 61 2 9296 2000

F + 61 2 9296 3999

DX 113 Sydney

www.kwm.com

Ref: DLF:NC:MS:HS

Scheme Implementation Deed

Details		1
General terms		2
1	Definitions and interpretation	2
1.1	Definitions	2
1.2	General interpretation	19
2	Agreement to propose and implement Scheme	19
2.1	Afterpay to propose Scheme	19
2.2	Acquirer Subsidiary	20
2.3	Agreement to implement Scheme	20
3	Conditions Precedent	20
3.1	Conditions Precedent	20
3.2	Reasonable endeavours	23
3.3	Regulatory matters	24
3.4	Conditions on Regulatory Approvals	25
3.5	Square Shareholder Approval	25
3.6	Waiver of Conditions Precedent	27
3.7	Notices in relation to Conditions Precedent	27
3.8	Consultation on failure of Condition Precedent	28
3.9	Failure to agree	28
3.10	Scheme voted down because of the Headcount Test	28
4	Outline of Scheme	29
4.1	Scheme	29
4.2	Scheme Consideration	29
4.3	Provision of Scheme Consideration	29
4.4	Scheme Consideration Discretion	30
4.5	Fractional elements	30
4.6	Ineligible Foreign Shareholders	30
4.7	New Square Shares to rank equally	31
4.8	Employee incentives	31
4.9	United States Tax Treatment	35
4.10	No amendment to the Scheme without consent	35
5	Implementation	35
5.1	General obligations	35
5.2	Afterpay’s obligations	36
5.3	Square’s obligations	39
5.4	Square Acquirer’s obligations	40
5.5	Scheme Booklet responsibility statement	40
5.6	Disagreement on content of Scheme Booklet	40
5.7	Verification	41
5.8	Conduct of Court proceeding	41
5.9	Appeal process	41
5.10	Minority Interests	41
5.11	Integration Planning	42
5.12	No partnership or joint venture	42
6	Board recommendation	42
6.1	Afterpay Board recommendation	42
6.2	Square Board recommendation	42
6.3	Withdrawal or change of recommendation	43

© King & Wood Mallesons	Scheme Implementation Deed	i

7	Directors and employees	43
7.1	Appointment/retirement of Afterpay directors	43
7.2	Directors’ and officers’ insurance	43
7.3	Period of undertaking	44
7.4	Release of Afterpay Indemnified Parties	44
7.5	Benefit of undertaking for Afterpay Group	44
7.6	Release of Square Indemnified Parties	44
7.7	Benefit of undertaking for Square Group	44
7.8	Post-Implementation Square Board	44
7.9	Employee and Benefit Matters	45
8	Conduct of business	46
8.1	Overview	46
8.2	Specific obligations	46
8.3	Prohibited actions	46
8.4	Exceptions to Afterpay conduct of business provisions	49
8.5	Square conduct of business	49
8.6	Access to people and Afterpay Information	50
8.7	Warehouse facilities	51
9	Exclusivity	51
9.1	No existing discussions	51
9.2	No-shop	51
9.3	No-talk	52
9.4	Due diligence information	52
9.5	Exceptions	52
9.6	Further exceptions	53
9.7	Notice of unsolicited approach	53
9.8	Matching right	54
9.9	Legal advice	54
10	Afterpay Break Fee	54
10.1	Background	54
10.2	Payment by Afterpay to Square	55
10.3	No amount payable if Scheme becomes Effective	55
10.4	Timing of payment	55
10.5	Nature of payment	55
10.6	Afterpay’s limitation of liability	56
11	Square Break Fee	56
11.1	Background	56
11.2	Payment by Square to Afterpay	56
11.3	No amount payable if Scheme becomes Effective	57
11.4	Timing of payment	57
11.5	Nature of payment	57
11.6	Square’s limitation of liability	58
12	Representations and warranties	58
12.1	Afterpay’s representations and warranties	58
12.2	Afterpay’s indemnity	70
12.3	Square’s representations and warranties	70
12.4	Square Acquirer’s representations and warranties	77
12.5	Square’s indemnity	77
13	Termination	78
13.1	Termination events	78

© King & Wood Mallesons	Scheme Implementation Deed	ii

13.2	Termination	78
13.3	Effect of Termination	79
13.4	Damages	79
14	Public announcements	79
14.1	Public announcement of Scheme	79
14.2	Required disclosure	79
14.3	Other announcements	79
15	Confidential Information	80
15.1	Disclosure of Confidential Information	80
16	Notices and other communications	80
16.1	Form	80
16.2	Delivery	81
16.3	When effective	81
16.4	When taken to be received	81
16.5	Receipt outside business hours	81
17	GST	81
17.1	Definitions and interpretation	81
17.2	GST exclusive	82
17.3	Payment of GST	82
17.4	Adjustment events	82
17.5	Reimbursements	82
18	Costs	82
18.1	Costs	82
18.2	Stamp duty and registration fees	82
18.3	Withholding tax	83
19	General	83
19.1	Variation and waiver	83
19.2	Consents, approvals or waivers	83
19.3	Discretion in exercising rights	83
19.4	Partial exercising of rights	83
19.5	Conflict of interest	83
19.6	Remedies cumulative	83
19.7	Indemnities and reimbursement obligations	83
19.8	Inconsistent law	84
19.9	Supervening law	84
19.10	Counterparts	84
19.11	Entire agreement	84
19.12	Further steps	84
19.13	No liability for loss	84
19.14	Severability	84
19.15	Rules of construction	84
19.16	Assignment	85
19.17	Specific Performance	85
19.18	Enforceability	85
19.19	No representation or reliance	85
20	Governing law	85
20.1	Governing law and jurisdiction	85
20.2	Serving documents	85
20.3	Appointment of process agent	86

© King & Wood Mallesons	Scheme Implementation Deed	iii

Schedule 1	Timetable (clause 5.1)	87
Signing page		107
Annexure A	Public announcement	110
Annexure B	Scheme of Arrangement	111
Annexure C	Deed Poll	112

© King & Wood Mallesons	Scheme Implementation Deed	iv

Scheme Implementation Deed

Details

Parties

Square	Name	Square, Inc.

	Formed in	State of Delaware

	Address	1455 Market Street, Unit 600 San Francisco, CA 94103, USA

	Email	Legal-Notices@squareup.com

	Attention	Legal

Square Acquirer	Name	Lanai (AU) 2 Pty Ltd

	ACN	652 352 451

	Formed in	Victoria

	Address	C/- King & Wood Mallesons Level 61, Governor Phillip Tower, 1 Farrer Place Sydney NSW 2000, Australia

	Email	Legal-Notices@squareup.com

	Attention	Legal

Afterpay	Name	Afterpay Limited

	ACN	618 280 649

	Formed in	Victoria

	Address	Level 23, 2 Freshwater Place Melbourne VIC 3006, Australia

	Email	legal@afterpay.com.au

	Attention	General Counsel

Governing law	Victoria

Recitals	A	Square, Square Acquirer and Afterpay have agreed that Square Acquirer will acquire all of the ordinary shares in Afterpay by means of a scheme of arrangement under Part 5.1 of the Corporations Act.

	B	At the request of Square and Square Acquirer, Afterpay intends to propose the Scheme and issue the Scheme Booklet.

	C	Afterpay, Square and Square Acquirer have agreed to implement the Scheme on the terms and conditions of this document.

© King & Wood Mallesons	Scheme Implementation Deed	1

Scheme Implementation Deed

General terms

1	Definitions and interpretation

1.1	Definitions

Unless the contrary intention appears, these meanings apply:

ACCC means the Australian Competition and Consumer Commission.

Accounting Standards means:

(a)	the requirements of the Corporations Act relevant to the preparation and contents of financial reports; and

(b)	the accounting standards approved under the Corporations Act, being the Australian Accounting Standards and any authoritative interpretation issued by the Australian Accounting Standards Board.

Afterpay Board means the board of directors of Afterpay.

Afterpay Competing Transaction means an offer, proposal, transaction or arrangement (whether by way of stock purchase, tender offer, exchange offer, merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, takeover bid, scheme of arrangement, capital reduction, buy back, sale, lease or assignment of assets, sale or issue of securities, reverse takeover bid, dual listed company structure (or other synthetic merger), deed of company arrangement, debt for equity arrangement or otherwise), or a series of any of the foregoing (other than the Scheme), which, if completed, would mean:

(a)	the Afterpay Shareholders immediately prior to such transaction do not own more than 80% of the voting power of securities of the resulting entity or its ultimate parent;

(b)	a person (other than Square or its Related Bodies Corporate), whether alone or together with its Associates, would:

(i)	directly or indirectly acquire a Relevant Interest in or become the holder of 20% or more of the Afterpay Shares (other than as custodian, nominee or bare trustee);

(ii)	acquire control of Afterpay, within the meaning of section 50AA of the Corporations Act; or

(iii)

directly or indirectly acquire, obtain a right to acquire, or otherwise obtain an interest in (including through any license arrangement) 20% or more of the consolidated assets of the Afterpay Group; or

(c)	Square would be required to abandon, or otherwise fail to proceed with, the Scheme.

Afterpay Confidential Information means the confidential, proprietary or non-public information furnished by Afterpay or its Representatives to Square or its Representatives, including tangible, intangible, visual, electronic, present, or future information about Afterpay’s business, business plans, pricing, customers, strategies, trade secrets, operations, records, finances, assets, technology, algorithms, data and information that reveals the processes, designs, methodologies, technology or know how by which Afterpay’s existing or future products, services, applications and methods of operation are developed, conducted or operated, or any information which, by its nature or the circumstances surrounding its disclosure, is or could reasonably be expected to be, regarded as confidential to Afterpay, but shall not include information that:

(a)

is or becomes available to Square or any of its Representatives on a non-confidential basis from a source (other than Afterpay or any of its Representatives) which, to Square’s knowledge, is not prohibited from disclosing such information to Square;

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(b)	is known to Square or any of its Representatives prior to disclosure by Afterpay or any of its Representatives;

(c)	is or has been independently developed by Square without use of any information furnished to it by Afterpay (where Square can prove the same in writing); or

(d)	is transmitted by Afterpay after delivery of notice by Square that it no longer wishes to receive Afterpay Confidential Information.

Afterpay Constitution means the constitution of Afterpay.

Afterpay Disclosure Letter means Afterpay’s disclosure letter to Square, dated as of the date hereof and delivered in connection with this document.

Afterpay Disclosure Materials means:

(a)

the information disclosed in Afterpay’s virtual data room hosted at Intralinks as of 11.59pm on Wednesday, 28 July 2021 (Pacific time) (except as set forth in the Afterpay Disclosure Letter), or on behalf of the Afterpay Group in written responses (including by email) to requests for information to Square or any of its Representatives prior to the date of this document, in each case except any information redacted; and

(b)	the Afterpay Disclosure Letter.

Afterpay Employee Plan means any plan, program, policy, contract, agreement or other arrangement providing for compensation (except salaries and hourly wages), bonus pay, severance, benefits, termination pay, change in control pay, deferred compensation, performance awards, stock or stock-related awards, phantom stock, commission, vacation, profit sharing, pension benefits, welfare benefits, fringe benefits or other employee benefits (except salaries and hourly wages) of any kind, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) which is maintained, contributed to, or required to be contributed to, by the Afterpay Group for the benefit of any current or former Afterpay director, officer, employee or other service provider or with respect to which the Afterpay Group has any direct or indirect liability; provided, however, that the term “Afterpay Employee Plan” shall not include any plans, programs, policies, contracts, agreements or other arrangements sponsored or maintained by a Governmental Entity.

Afterpay Group means Afterpay and its Subsidiaries.

Afterpay Indemnified Parties means Afterpay, its directors and officers and its Related Bodies Corporate and the directors and officers of each of its Related Bodies Corporate.

Afterpay Information means:

(a)	all information contained in the Scheme Booklet other than the Square Information, the Independent Expert’s Report and the Investigating Accountant’s Report, and

(b)

all information relating to Afterpay contained in the Square Registration/Proxy Statement and specifically provided by Afterpay to Square in writing for inclusion in the Square Registration/Proxy Statement.

Afterpay Material Adverse Effect means any event, matter or circumstance which has, or would be reasonably likely to have, either individually or when aggregated with any other events, matters or circumstances, a material adverse effect on the assets and liabilities (taken as a whole), financial condition, business or results of operations of the Afterpay Group (taken as a whole) but does not include events, matters or circumstances to the extent resulting from or arising out of:

(a)	any matter Disclosed to Square;

(b)	changes in general economic, industry, regulatory or political conditions, the securities or other capital markets in general or law;

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(c)

any epidemic, pandemic (including COVID-19 or COVID-19 Measures), hurricane, earthquake, flood, weather conditions, calamity or other natural disaster, act of God or other force majeure event (or any worsening of or recovery from any of the foregoing);

(d)	geopolitical conditions, hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism (including any outbreak, escalation or worsening of any of the foregoing);

(e)	any change in taxation rates, interest rates or exchange rates;

(f)	any change in generally accepted accounting principles or the authoritative interpretation of them;

(g)

the taking of any action required under this document, the Scheme or the transactions contemplated by them (other than, to the extent not excluded by another clause of this definition, Afterpay’s compliance with its obligations pursuant to clause 8);

(h)

any change in the market price or trading volume of Afterpay Shares (but this exception will not prevent the underlying cause or contributing factor of any such change, if not falling within any other exception in this definition, from being taken into account in determining whether there has been an Afterpay Material Adverse Effect);

(i)

any failure, in and of itself, by Afterpay or a member of the Afterpay Group to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (but this exception will not prevent the underlying cause or contributing factor of any such failure, if not falling within any other exception in this definition, from being taken into account in determining whether there has been an Afterpay Material Adverse Effect);

(j)

the execution, delivery or performance of this document, the announcement or pendency of the Scheme or the other transactions contemplated by this document (including the impact of any of the foregoing on the relationship of Afterpay or a member of the Afterpay Group with their respective employees, customers, creditors, suppliers or contractual counterparties), provided that this clause (j) shall not apply with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of this document or the announcement or pendency of the Scheme or the other transactions contemplated by this document or with respect to the Conditions Precedent that relate to such representations or warranties;

(k)	the identity of, or any facts or circumstances relating to, Square or any member of the Square Group;

(l)

any actions, suits or claims arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this document, the Scheme or the transactions contemplated by this document; or

(m)	any action (or the failure to take any action) with the written consent or at the written request of Square;

except, in the case of each of the foregoing clauses (b), (c), (d), (e) and (f), if the effects of such events, matters or circumstances are disproportionately adverse to the Afterpay Group as compared to the effects on other companies in the industry in which the Afterpay Group operates, and then solely to the extent of such disproportionate effect.

Afterpay Prescribed Event means, except to the extent contemplated by this document or the Scheme, any of the following events:

(a)	(conversion) Afterpay converts all or any of its shares into a larger or smaller number of shares;

(b)

(reduction of share capital) Afterpay or another member of the Afterpay Group (other than a wholly owned Subsidiary of Afterpay) resolves to reduce its share capital in any way or resolves to reclassify, combine, split or redeem or repurchase directly or indirectly any of its shares, other than (i) any actions taken to comply with clause 4.8(a) or as required pursuant to an Afterpay Employee Plan, (ii) as a

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result of the forfeiture or exercise of any Employee Share Rights (including the withholding of shares to satisfy any exercise price or Tax liability), or (iii) to the extent required by a Minority Interest in accordance with its terms or actions taken in compliance with clause 5.10;

(c)	(buy-back) Afterpay or another member of the Afterpay Group (other than a wholly owned Subsidiary of Afterpay):

(i)	enters into a buy-back agreement; or

(ii)	resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d)	(distribution) Afterpay makes or declares, or announces an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie);

(e)	(issuing or granting shares or options) any member of the Afterpay Group:

(i)	issues shares;

(ii)	grants an option over its shares; or

(iii)	agrees to make an issue of or grant an option over shares,

in each case to a person that is not Afterpay or a wholly owned Subsidiary of Afterpay other than (A) actions taken to comply with clause 4.8(a), required pursuant to an Afterpay Employee Plan or in accordance with clause 7.9, (B) the issuance of shares in connection with the exercise or vesting of any Employee Share Rights in the ordinary course in accordance with their terms as of the date of this document or as modified not in breach of this document, (C) the issuance of securities in connection with employee incentives that are not in breach of clause 8.3(h), or (D) to the extent required by a Minority Interest in accordance with its terms or actions taken in compliance with clause 5.10;

(f)

(securities or other instruments) any member of the Afterpay Group issues or agrees to issue securities or other instruments convertible into shares in each case to a person that is not Afterpay or a wholly owned Subsidiary of Afterpay other than (i) actions taken to comply with clause 4.8(a), required pursuant to an Afterpay Employee Plan or in accordance with clause 7.9, (ii) the issuance of securities in connection with employee incentives that are not in breach of clause 8.3(h), or (iii) to the extent required by a Minority Interest in accordance with its terms or actions taken in compliance with clause 5.10;

(g)	(constitution) Afterpay or any non-wholly owned Subsidiary of Afterpay adopts a new constitution or modifies or repeals its constitution or a provision of it;

(h)	(acquisitions, disposals or tenders) any member of the Afterpay Group:

(i)	acquires or disposes of;

(ii)	agrees to acquire or dispose of; or

(iii)	offers, proposes, announces a bid or tenders for,

any business, entity or undertaking or assets comprising a business (A) (x) in the case of disposals, the value of which exceeds A$20 million individually or in the aggregate or (y) in the case of acquisitions, bids or tenders, the value of which exceeds A$20 million individually or in the aggregate, or (B) where that acquisition, disposal, bid or tender will or is reasonably likely to have a material adverse effect on the Timetable or the prospects of obtaining any Regulatory Approval;

(i)

(encumbrances) any member of the Afterpay Group creates, or agrees to create, any Encumbrance over or declares itself the trustee of all or a material part of the Afterpay Group’s business or property;

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(j)

(merger) (i) Afterpay or (ii) any material member of the Afterpay Group merges or consolidates with any other person (other than, in the case of clause (ii) Afterpay or a wholly owned Subsidiary of Afterpay) or restructures, reorganises or completely or partially liquidates or dissolves;

(k)	[reserved];

(l)	(Insolvency) Afterpay or any of its material Related Bodies Corporate becomes Insolvent,

provided that an Afterpay Prescribed Event will not include any matter:

(i)	Disclosed to Square;

(ii)	required by law, regulation, changes in generally accepted accounting principles or by an order of a court or Governmental Authority;

(iii)	made at the written request of Square; or

(iv)

the undertaking of which Square has approved in writing (which approval will not be unreasonably withheld, delayed or conditioned, and will not be withheld if to do so would contravene competition laws).

Afterpay Representations and Warranties means the representations and warranties of Afterpay set out in clause 12.1.

Afterpay Share means an ordinary fully paid share in the capital of Afterpay.

Afterpay Shareholder means each person registered in the Register as a holder of Afterpay Shares.

Afterpay Superior Proposal means a genuine Afterpay Competing Transaction (other than an Afterpay Competing Transaction which has resulted from a material breach of Afterpay’s obligations under clause 9), which the Afterpay Board, acting in good faith, and after taking advice from its outside legal adviser and financial adviser of nationally recognized reputation, determines is:

(a)	reasonably likely of being completed on a reasonable timeline; and

(b)	of a higher financial value and more favourable to Afterpay Shareholders than the Scheme (as may be revised in accordance with clause 9.8, if applicable),

in each case taking into account all aspects of the Afterpay Competing Transaction, including the terms of the Afterpay Competing Transaction, the price and/or value of the Afterpay Competing Transaction, any conditions, timing considerations and any other matters affecting the probability of the Afterpay Competing Transaction being completed in accordance with its terms, the identity, expertise, reputation and financial condition of the person making the proposal, and legal, regulatory and financial matters.

ASIC means the Australian Securities & Investments Commission.

Associate has the meaning set out in section 12 of the Corporations Act, as if section 12(1) of the Corporations Act included a reference to this document.

ASX means ASX Limited or the market operated by it, as the context requires.

ASX Official List means the official list of the entities that ASX has admitted and not removed.

ATO means Australian Taxation Office.

Australian Admission means the admission of Square to the ASX Official List as an ASX foreign exempt listing and the official quotation of all New Square CDIs on ASX.

Authorised Officer means a director, officer or secretary of a party or any other person nominated by a party to act as an Authorised Officer for the purposes of this document.

Break Fee means A$385 million.

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Business Day means a business day as defined in the Listing Rules; provided that such day is neither:

(a)	a day on which the banks in Sydney, New South Wales, Australia, are authorised or required to close, nor

(b)	a day on which the banks in San Francisco, California, United States of America, are authorised or required to close.

CDI Elected Shareholder means each of:

(a)	a Scheme Participant whose registered address on the Register as at the Record Date is in Australia or New Zealand who has not made a Share Election; and

(b)	a Scheme Participant whose registered address on the Register as at the Record Date is not in Australia or New Zealand (other than an Ineligible Foreign Shareholder) who has made a valid CDI Election.

CDI Election means a valid election for New Square CDIs made by a Scheme Participant whose registered address on the Register as at the Record Date is not in Australia or New Zealand (other than an Ineligible Foreign Shareholder) pursuant to the terms of the Scheme.

CDN means CHESS Depositary Nominees Pty Limited ACN 071 346 506.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd.

Class Ruling means a binding public ruling issued by the Commissioner of Taxation pursuant to Division 358 of Schedule 1 of the Tax Administration Act 1953 (Cth) and as described in the class ruling CR 2001/1.

Code means the Internal Revenue Code of 1986, as amended.

Conditions Precedent means the conditions precedent set out in clause 3.1.

Confidential Information means Square Confidential Information or Afterpay Confidential Information.

Confidentiality Agreement means the Mutual Confidentiality and Nondisclosure Agreement between the parties dated 22 May 2021 (as amended).

Continuing Employee means an employee of Afterpay or any of its Subsidiaries immediately prior to the Implementation Date who continues to be employed from and after the Implementation Date.

Controller has the meaning it has in the Corporations Act.

Core Business means consumer finance, retail and retail purchase financing.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

Costs includes costs, charges and expenses, including those incurred in connection with advisers and any legal costs on a full indemnity basis.

Court means the Supreme Court of New South Wales, or another court of competent jurisdiction under the Corporations Act agreed by the parties.

COVID-19 means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (including any subsequent waves or outbreaks thereof).

COVID-19 Measures means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, rules, regulations, directives, guidelines or recommendations promulgated by any Governmental Authority of competent jurisdiction, including the U.S. Centers for Disease Control and Prevention, the Australian Government Department of Health and the World Health Organization in connection with or in response to COVID-19.

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Data Protection Laws means all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law).

Deed Poll means a deed poll substantially in the form of Annexure C to this document.

Details means the section of this document headed “Details”.

Disclosed means fully and fairly disclosed, with sufficient detail and context as to enable a sophisticated investor entering into a transaction of the nature contemplated by this document to understand the nature, scope and financial significance of the relevant matter, event or circumstance:

(a)	in the case of Afterpay:

(i)	in the Afterpay Disclosure Materials; or

(ii)	in any announcement made by Afterpay on ASX prior to the date of this document (other than any forward looking, projected or hypothetical information); and

(b)	in the case of Square:

(i)	in the Square Disclosure Materials; or

(ii)

in any statement, prospectus, report, schedule or another form filed with or furnished to the SEC by Square pursuant to the Securities Act or the Exchange Act prior to the date of this document (other than any forward looking, projected or hypothetical information).

Discloser means a party providing Confidential Information.

Duty means any stamp, transaction or registration duty or similar charge which is imposed by any Governmental Authority and includes any associated interest, penalty, charge or other amount which is imposed.

Effective, when used in relation to the Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Scheme becomes Effective.

Employee Share Right means a share, a right to acquire a share or a right, the value of which corresponds to a share, issued under an employee incentive plan operated by the Afterpay Group.

Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power or title retention or flawed deposit arrangement, “security interest” as defined in sections 12(1) or 12(2) of the PPSA, right of first refusal, preemptive right, any similar restriction, or any agreement to create any of them or allow them to exist.

End Date means the date that is 12 months after the date of this document or any other date agreed in writing by Square and Afterpay.

ERISA means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

Exchange Act means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

Executive Steering Committee means a committee to be established pursuant to clause 5.11(a).

Exclusivity Period means the period from and including the date of this document to the termination of this document in accordance with its terms.

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Financiers means the lenders under the warehouse facilities provided to the Afterpay Group as more specifically described in the Afterpay Disclosure Materials.

FIRB means the Australian Foreign Investment Review Board.

FIRB Act means the Foreign Acquisitions and Takeovers Act 1975 (Cth).

First Court Date means the first day on which an application made to the Court, in accordance with clause 5.2(k), for orders under section 411(1) of the Corporations Act convening the Scheme Meeting is heard.

GMV means Gross Merchant Value (also known as underlying sales).

Governmental Authority means:

(a)

any supranational, national, federal, state, county, municipal, local, provincial or foreign government or any entity exercising executive, legislative, judicial, arbitral, regulatory, taxing, or administrative functions of or pertaining to government;

(b)	any public international governmental organisation;

(c)

any agency, division, bureau, department, committee, or other political subdivision of any government, entity or organisation described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices); or

(d)	quasi-governmental, self-regulatory agency, commission or authority, including any national securities exchange or national quotation system,

and includes ASX, ACCC, ASIC, the Takeovers Panel, FIRB, OIO, the Australian Taxation Office, Bank of Spain, Department of Justice, US Federal Trade Commission and any state or territory revenue offices.

GST has the meaning given in the GST Act and all goods and services tax chargeable under the Goods and Services Tax Act 1985 (NZ) or value added tax as defined under any GST Law or imposed by any Governmental Authority.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GST Law means any law relating to GST.

Headcount Test means the requirement under section 411(4)(a)(ii)(A) of the Corporations Act that the resolution to approve the Scheme at the Scheme Meeting is passed by a majority in number of Afterpay Shareholders present and voting, either in person or by proxy.

HSR Act means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

Implementation Date means the 5th Business Day following the Record Date or such other date after the Record Date as Afterpay and Square agree in writing.

Incoming Directors means the directors of Afterpay to be designated by Square and to be appointed on the Implementation Date.

Indebtedness of any person means, without duplication:

(a)

the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations or liabilities (including any prepayment premiums, penalties, make-whole payments, termination fees, reimbursement obligations, breakage costs and other fees and expenses that are payable upon repayment of such obligations) of such person arising under, consisting of, pursuant to, or in respect of:

(i)	indebtedness for borrowed money or indebtedness evidenced by notes, bonds, debentures or other debt securities;

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(ii)

the deferred purchase price of property or services (including any earn out obligations whether or not contingent and regardless of when due) (but excluding trade payables, accrued expenses and current accounts, in each case, incurred and paid in the ordinary course of business);

(iii)	any letter of credit, bank guarantee, bankers’ acceptance or other similar instrument, in each case, to the extent drawn, issued for the account of such person;

(iv)

any hedging agreement, derivative instrument or similar arrangement, including any interest rate swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements (in each case valued at their termination value as of immediately prior to the date of determination);

(v)

any transaction related to the securitization of assets (including inventory or receivables) for financing purposes to any third party, including all factoring and inventory agreements and similar agreements executed for the purpose of obtaining financing;

(vi)	any obligations in respect of dividends declared but not paid; and

(vii)	any obligations in respect of a capital or finance lease (in which case only the capitalized portion thereof shall constitute Indebtedness); and

(b)

any obligation of another person of the kind described in clause (a) for which such person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise or in respect of which such person has pledged any of its assets as collateral therefor.

Independent Expert means the independent expert approved by Square and appointed by Afterpay under clause 5.2(c).

Independent Expert’s Report means the report from the Independent Expert for inclusion in the Scheme Booklet, including any update or supplementary report, stating whether in the Independent Expert’s opinion the Scheme is in the best interests of Afterpay Shareholders.

Ineligible Foreign Shareholder means an Afterpay Shareholder:

(a)

who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia and its external territories, Canada, Hong Kong, New Zealand, Singapore, Switzerland, United Kingdom and the United States; or

(b)

whose address shown in the Register is a place outside Australia and its external territories, Canada, Hong Kong, New Zealand, Singapore, Switzerland, United Kingdom and the United States or who is acting on behalf of such a person, unless Square determines that:

(c)	it is lawful and not unduly onerous or unduly impracticable to issue that Afterpay Shareholder with the New Square Shares or New Square CDIs on implementation of the Scheme; and

(d)

it is lawful for that Afterpay Shareholder to participate in the Scheme by the law of the relevant place outside Australia and its external territories, Canada, Hong Kong, New Zealand, Singapore, Switzerland, United Kingdom and the United States.

Information Exchange Protocol means the protocol signed by the parties on 16 July 2021 regarding the disclosure or exchange of information and discussions in connection with the Scheme.

A person is Insolvent if:

(a)	it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act);

(b)	it is in liquidation, in provisional liquidation, under administration or wound up or has had a Controller appointed to any part of its property;

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(c)

it is subject to any arrangement (including a deed of company arrangement or scheme of arrangement), assignment, moratorium, compromise or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this document);

(d)

an application or order has been made (and in the case of an application which is disputed by the person, it is not stayed, withdrawn or dismissed within 14 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of the things described in any of the above paragraphs;

(e)	it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand;

(f)

it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this document reasonably deduces it is so subject);

(g)	it is otherwise unable to pay its debts when they fall due; or

(h)	something having a substantially similar effect to any of the things described in the above paragraphs happens in connection with that person under the law of any jurisdiction.

Intellectual Property means:

(a)

trademarks, service marks, brand names, internet domain names, internet and social media usernames, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application;

(b)	inventions, discoveries and ideas, whether patentable or not, in any jurisdiction;

(c)

patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction;

(d)

non-public information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person;

(e)	writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction;

(f)	rights of publicity, likeness rights, or other similar personality rights;

(g)	registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and

(h)	any similar intellectual property or proprietary rights.

Intervening Event means an event, matter or circumstance that is material to the Square Group (taken as a whole) and that (a) was not known or reasonably foreseeable to the Square Board as of or prior to the date of this document and (b) does not relate to or involve (i) any Square Competing Transaction or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof or (ii) any change in the price or trading volume of the Afterpay Shares, Square Shares or any other securities of Afterpay, Square or any of their respective Subsidiaries (provided that the underlying causes of such changes may constitute, or be taken into account in determining whether there has been, an Intervening Event).

Investigating Accountant means the accounting firm to be appointed by Afterpay and Square to prepare the Investigating Accountant’s Report.

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Investigating Accountant’s Report means the report prepared by the Investigating Accountant in relation to the financial information regarding the Merged Group that is prepared from information provided by Square and Afterpay for inclusion in the Scheme Booklet.

Listing Rules means:

(a)	in respect of Afterpay, the Listing Rules of ASX and any other applicable rules of ASX modified to the extent of any express written waiver by ASX; or

(b)	in respect of Square, the applicable rules contained in the NYSE Listed Company Manual,

as the context requires.

Losses means all claims, demands, damages, losses, costs, expenses (including reasonable fees of counsel) and liabilities.

Material Contract means any agreement entered into by a member of the Afterpay Group (excluding any Afterpay Employee Plan):

(a)	in relation to the Minority Interests;

(b)	that is a material agreement with a Key Merchant;

(c)	which is, in the opinion of Afterpay management, critical to the business of the Afterpay Group;

(d)	which has a material strategic significance to the business of the Afterpay Group; including material agreements with a Key Payments Partner;

(e)	containing continuing material “earn out” milestones;

(f)	granting any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Afterpay Group;

(g)

that obligates in any material respect any member of the Afterpay Group or that will obligate in any material respect any member of the Merged Group to conduct business with any third party on an exclusive basis or contains “most favoured nation” or similar provisions that are material in relation to the conduct of business with the relevant third party;

(h)	that is a settlement or similar agreement containing any material continuing obligations of the Afterpay Group;

(i)	pursuant to which any member of the Afterpay Group:

(i)	has granted or grants any license, covenant not to assert, release, agreement not to enforce or prosecute or other immunity to any third party under or to any material Intellectual Property; or

(ii)	is granted a license, covenant not to assert, release, agreement not to enforce or prosecute or immunity to or under any material Intellectual Property from any third party,

other than, in each case, non-exclusive licenses in the ordinary course of business;

(j)	that is a material joint venture or a material profit sharing; or

(k)

containing a covenant not to compete or a covenant not to solicit clients or customers that is granted by any member of the Afterpay Group in favour of a third party, in each case that restricts the Afterpay Group in any material respect, where Key Merchant and Key Payments Partner have the meaning given to those terms in the Afterpay Disclosure Letter.

Merged Group means the Square Group including the Afterpay Group following implementation of the Scheme.

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Minority Interests means each option, convertible note and other third-party right over any securities in any member of the Afterpay Group, including those listed in Attachment 2 of the Afterpay Disclosure Letter, other than, for the purposes of clause 5.10:

(a)	the SGX Notes; and

(b)	the Employee Share Rights.

New Square CDIs means CHESS Depositary Interest, being a unit of beneficial ownership in a New Square Share (in the form of a CDI) registered in the name of CDN, to be issued under the Scheme.

New Square Shares means fully paid Square A Shares to be issued as consideration under the Scheme.

NYSE means the New York Stock Exchange or any other stock exchange in the United States of America upon which the Square A Shares are listed.

officer has the meaning given to that term in section 9 of the Corporations Act.

OIO means the New Zealand Overseas Investment Office.

Outgoing Directors means the directors of Afterpay in office immediately prior to the implementation of the Scheme.

PPSA means the Personal Property Securities Act 2009 (Cth).

Recipient means a party receiving Confidential Information.

Record Date means 5.00pm on the 25th Business Day following the Effective Date or any other date as agreed by Afterpay and Square.

Register means the share register of Afterpay and Registry has a corresponding meaning.

Regulator’s Draft means the draft of the Scheme Booklet in a form acceptable to both parties which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

Regulatory Approval means any approval of or notification to a Governmental Authority to the Scheme or any aspect of it, or the expiration of any waiting period required by the HSR Act or another applicable law, which Square and Afterpay agree, acting reasonably, is necessary or desirable to implement the Scheme.

Related Body Corporate has the meaning it has in the Corporations Act.

Relevant Interest has the meaning it has in sections 608 and 609 of the Corporations Act.

Representative means, in relation to a party:

(a)	a Related Body Corporate;

(b)	a director, officer or employee of the party or any of the party’s Related Bodies Corporate; or

(c)	an adviser or consultant to the party or any of the party’s Related Bodies Corporate.

Scheme means the scheme of arrangement under part 5.1 of the Corporations Act under which all the Afterpay Shares at the Record Date will be transferred to Square Acquirer substantially in the form of Annexure B together with any amendment or modification made pursuant to section 411(6) of the Corporations Act.

Scheme Booklet means, in respect of the Scheme, the information booklet to be approved by the Court and despatched to Afterpay Shareholders which includes the Scheme, an explanatory statement complying with the requirements of the Corporations Act, the Independent Expert’s Report, the Investigating Accountant’s Report and notices of meeting and proxy forms.

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Scheme Consideration means the consideration payable by Square Acquirer (or by Square on behalf of and at the direction of Square Acquirer) for the transfer of Afterpay Shares held by a Scheme Participant to Square Acquirer, subject to clause 4.2(b), being, in respect of each Afterpay Share:

(a)	where that Scheme Participant is a Share Elected Shareholder, 0.375 (the “Exchange Ratio”) New Square Shares; or

(b)	where that Scheme Participant is a CDI Elected Shareholder, 0.375 New Square CDIs.

Scheme Meeting means the meeting to be convened by the Court at which Afterpay Shareholders will vote on the Scheme.

Scheme Participants means each person who is an Afterpay Shareholder at the Record Date.

SEC means the United States Securities and Exchange Commission.

Second Court Date means the first day on which an application made to the Court under section 411(4)(b) of the Corporations Act approving the Scheme is heard or scheduled to be heard or, if the application is adjourned for any reason, the date on which the adjourned application is heard or scheduled to be heard.

Securities Act means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

SGX Notes means the A$1,500,000,000 Zero Coupon Convertible Notes due 2026 issued by Afterpay.

Share Elected Shareholder means each of:

(a)	a Scheme Participant whose registered address on the Register as at the Record Date is in Australia or New Zealand who has made a valid Share Election; and

(b)

a Scheme Participant whose registered address on the Register as at the Record Date is not in Australia or New Zealand (other than an Ineligible Foreign Shareholder) who has not made a valid CDI Election.

Share Election means a valid election for New Square Shares made by a Scheme Participant whose registered address on the Register as at the Record Date is in Australia or New Zealand pursuant to the terms of the Scheme.

Share Splitting means the splitting by an Afterpay Shareholder of Afterpay Shares into two or more parcels of Afterpay Shares but which does not result in any change in beneficial ownership of the Afterpay Shares.

Spanish Subsidiaries means Clearpay, S.A.U. and Clearpay Technology, S.L.U.

Square A Share means a share of Class A common stock of Square.

Square B Share means a share of Class B common stock of Square.

Square Board means the board of directors of Square.

Square Competing Acquisition means any acquisition by any member of the Square Group of a business, entity or undertaking or assets comprising a business (whether by way of stock purchase, tender offer, exchange offer, merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization or similar transaction) or joint venture or other transaction, or a series of any of the foregoing (other than the Scheme) where:

(a)

such target is material to the Merged Group (provided that, for this purpose, the Merged Group, taken as a whole, shall be deemed a consolidated group of entities the same size as the Afterpay Group) and derives a material portion of its revenues from “buy now pay later” products and/or services; or

(b)

the target operates in the “buy now pay later” space in North America, the United Kingdom, New Zealand, Europe or Australia and such acquisition or other transaction would likely materially delay or create substantial risk of any Regulatory Approval not being obtained.

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Square Competing Transaction means an offer, proposal, transaction or arrangement (whether by way of stock purchase, tender offer, exchange offer, merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, takeover bid, scheme of arrangement, capital reduction, buy back, sale, lease or assignment of assets, sale or issue of securities, reverse takeover bid, dual listed company structure (or other synthetic merger), deed of company arrangement, debt for equity arrangement or otherwise), or a series of any of the foregoing (other than the Scheme) which, if completed, would mean:

(a)	the Square Shareholders immediately prior to such transaction do not own more than 80% of the voting power of securities of the resulting entity or its ultimate parent; or

(b)	a person (other than Square, its Related Bodies Corporate, or holders of Square B Shares as of the date of this document), whether alone or together with its Associates, would:

(i)

directly or indirectly acquire a Relevant Interest in or become the holder of securities representing 20% or more of the total outstanding voting power of Square (other than as a custodian, nominee or bare trustee); or

(ii)	directly or indirectly acquire, obtain a right to acquire, or otherwise obtain an interest in (including through any license arrangement) 20% or more of the consolidated assets of the Square Group.

Square Confidential Information means the confidential, proprietary or non-public information furnished by Square or its Representatives to Afterpay or its Representatives, including tangible, intangible, visual, electronic, present, or future information about Square’s business, business plans, pricing, customers, strategies, trade secrets, operations, records, finances, assets, technology, algorithms, data and information that reveals the processes, designs, methodologies, technology or know how by which Square’s existing or future products, services, applications and methods of operation are developed, conducted or operated, or any information which, by its nature or the circumstances surrounding its disclosure, is or could reasonably be expected to be, regarded as confidential to Square, but shall not include information that:

(a)

is or becomes available to Afterpay or any of its Representatives on a non-confidential basis from a source (other than Square or any of its Representatives) which, to Afterpay’s knowledge, is not prohibited from disclosing such information to Afterpay;

(b)	is known to Afterpay or any of its Representatives prior to disclosure by Square or any of its Representatives;

(c)	is or has been independently developed by Afterpay without use of any information furnished to it by Square (where Afterpay can prove the same in writing); or

(d)	is transmitted by Square after delivery of notice by Afterpay that it no longer wishes to receive Square Confidential Information.

Square Disclosure Letter means Square’s disclosure letter to Afterpay, dated as of the date hereof and delivered in connection with this document.

Square Disclosure Materials means:

(a)

the information disclosed on behalf of the Square Group in written responses (including by email) to requests for information to Afterpay or any of its Representatives prior to the date of this document, except any information redacted; and

(b)	the Square Disclosure Letter.

Square Group means Square and its Subsidiaries.

Square Indemnified Parties means Square, its officers and directors, its Related Bodies Corporate and the officers and directors of each of its Related Bodies Corporate.

Square Information means the information regarding Square (including in respect of the New Square Shares, New Square CDIs and the Merged Group) provided by Square to Afterpay in writing for inclusion in

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the Scheme Booklet, being information regarding Square required to be included in the Scheme Booklet under the Corporations Act, Corporations Regulations or ASIC Regulatory Guide 60. Square Information does not include information about the Afterpay Group (except to the extent it relates to any statement of intention relating to the Afterpay Group following the Effective Date), information provided by Afterpay to Square (or otherwise obtained from Afterpay’s public filings on ASX and ASIC) contained in, or used for the preparation of, the information regarding the Merged Group, the Independent Expert’s Report or the Investigating Accountant’s Report.

Square Material Adverse Effect means any event, matter or circumstance which has, or would be reasonably likely to have, either individually or when aggregated with any other events, matters or circumstances, a material adverse effect on the assets and liabilities (taken as a whole), financial condition, business or results of operations of the Square Group (taken as a whole) but does not include events, matters or circumstances to the extent resulting from or arising out of:

(a)	any matter Disclosed to Afterpay;

(b)	changes in general economic, industry, regulatory or political conditions, the securities or other capital markets in general or law;

(c)

any epidemic, pandemic (including COVID-19 or COVID-19 Measures), hurricane, earthquake, flood, weather conditions, calamity or other natural disaster, act of God or other force majeure event (or any worsening of or recovery from any of the foregoing);

(d)	geopolitical conditions, hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism (including any outbreak, escalation or worsening of any of the foregoing);

(e)	any change in taxation rates, interest rates or exchange rates;

(f)	any change in generally accepted accounting principles or the authoritative interpretation of them;

(g)

the taking of any action required under this document, the Scheme or the transactions contemplated by them (other than, to the extent not excluded by another clause of this definition, Square’s compliance with its obligations pursuant to clause 8);

(h)

any change in the market price or trading volume of Square Shares (but this exception will not prevent the underlying cause or contributing factor of any such change, if not falling within any other exception in this definition, from being taken into account in determining whether there has been a Square Material Adverse Effect);

(i)

any failure, in and of itself, by Square or a member of the Square Group to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (but this exception will not prevent the underlying cause or contributing factor of any such failure, if not falling within any other exception in this definition, from being taken into account in determining whether there has been a Square Material Adverse Effect);

(j)

the execution, delivery or performance of this document, the announcement or pendency of the Scheme or the other transactions contemplated by this document (including in the impact of any of the foregoing on the relationship of Square or a member of the Square Group with their respective employees, customers, creditors, suppliers or contractual counterparties), provided that this clause (j) shall not apply with respect to any representation or warranty that addresses the consequences of the execution, delivery or performance of this document or the announcement or pendency of the Scheme or the other transactions contemplated by this document or with respect to the Conditions Precedent that relate to such representations or warranties;

(k)	the identity of, or any facts or circumstances relating to, Afterpay or any member of the Afterpay Group;

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(l)

any actions, suits or claims arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to this document, the Scheme or the transactions contemplated by this document; or

(m)	any action (or the failure to take any action) with the written consent or at the written request of Afterpay;

except, in the case of each of the foregoing clauses (b), (c), (d), (e) and (f), if the effects of such events, matters or circumstances are disproportionately adverse to the Square Group as compared to the effects on other companies in the industry in which the Square Group operates, and then solely to the extent of such disproportionate effect.

Square Prescribed Event means, except to the extent contemplated by this document or the Scheme, any of the following events:

(a)

(conversion) Square converts all or any of its shares into a larger or smaller number of shares, other than a conversion of Square B Shares to Square A Shares pursuant to the terms of Square’s Certificate of Incorporation;

(b)

(reduction of share capital) Square or another member of the Square Group (other than a wholly owned Subsidiary of Square) resolves to reduce its share capital in any way or resolves to reclassify, combine or split directly or indirectly any of its shares, other than any actions under Square executive or employee share plans in the ordinary course of business;

(c)

(buy-back) Square or another member of the Square Group (other than a wholly owned Subsidiary of Square) repurchases, redeems or otherwise acquires any shares of capital stock of Square, or agrees to do any of the foregoing, except (i) for acquisitions of Square A shares tendered by holders of equity awards under Square executive or employee share plans in the ordinary course of business as such awards are in effect on the date of this document in order to satisfy obligations to pay the exercise price or Tax withholding obligations with respect thereto or (ii) transactions solely between Square and a wholly owned Subsidiary of Square or wholly owned Subsidiaries of Square;

(d)

(issuing of securities) any member of the Square Group issues or agrees to issue Square Shares or other instruments convertible into Square Shares to a person outside the Square Group other than (i) under Square executive or employee share plans in the ordinary course of business, (ii) under Square’s convertible notes outstanding as of the date of this document or (iii) issuance of Square Shares or other instruments convertible into Square Shares in an amount of up to 15% of outstanding Square Shares as of the date of this document;

(e)	(distribution) Square makes or declares, or announces an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie);

(f)

(charter) Square adopts a new charter or modifies or repeals its charter or a provision of it, in each case in a manner that would materially and adversely impact the rights of the Afterpay Shareholders or would prevent, materially delay or materially impair the ability of the parties to perform their obligations under this document or to consummate the Scheme;

(g)	(encumbrances) any member of the Square Group creates, or agrees to create, any Encumbrance over or declares itself the trustee of all or a material part of the Square Group’s business or property;

(h)	(Square Competing Acquisition) any member of the Square Group undertakes or agrees to undertake a Square Competing Acquisition;

(i)	(merger) Square merges or consolidates with any other person, or restructures, reorganises or completely or partially liquidates or dissolves itself; or

(j)	(Insolvency) Square or any of its material Related Bodies Corporate becomes Insolvent,

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provided that a Square Prescribed Event will not include any matter:

(i)	Disclosed to Afterpay;

(ii)	required by law, regulation, changes in generally accepted accounting principles or by an order of a court or Governmental Authority;

(iii)	made at the written request of Afterpay; or

(iv)	the undertaking of which Afterpay has approved in writing (which approval must not be unreasonably withheld, delayed or conditioned).

Square Proxy Statement means the proxy statement to be sent to Square Shareholders for the purpose of obtaining the Square Shareholder Approval.

Square Registration Statement means the registration statement on Form S-4 (or another applicable form if agreed by the parties) to be filed by Square (if required under the Securities Act) in connection with the registration under the Securities Act of the New Square Shares and New Square CDIs to be issued in connection with the Scheme.

Square Registration/Proxy Statement means the Square Proxy Statement and the Square Registration Statement.

Square Representations and Warranties means the representations and warranties of Square set out in clause 12.3.

Square Share means Square A Share or Square B Share, as applicable.

Square Shareholder means each person registered as a holder of Square Shares.

Square Shareholder Approval means the approval of Square Shareholders referred to in clause 3.1(f) which is required under the Listing Rules of NYSE to approve the issue of New Square Shares and Square A Shares underlying New Square CDIs.

Square Shareholder Meeting means a special meeting of the Square Shareholders to obtain the Square Shareholder Approval.

Square Superior Proposal means a genuine Square Competing Transaction which the Square Board, acting in good faith, and after taking advice from its outside legal adviser and financial adviser of nationally recognized reputation, determines is:

(a)	reasonably likely of being completed on a reasonable timeline; and

(b)	of a higher financial value and more favourable to Square Shareholders than the Scheme,

in each case taking into account all aspects of the Square Competing Transaction, including the terms of the Square Competing Transaction, the price and/or value of the Square Competing Transaction, any conditions, timing considerations and any other matters affecting the probability of the Square Competing Transaction being completed in accordance with its terms, the identity, expertise, reputation and financial condition of the person making the proposal, and legal, regulatory and financial matters.

Subsidiary of an entity means another entity which:

(a)	is a subsidiary of the first entity within the meaning of the Corporations Act; and

(b)

is part of a consolidated entity constituted by the first entity and the entities it is required to include in the consolidated financial statements it prepares, or would be if the first entity was required to prepare consolidated financial statements.

Takeovers Panel means the Australian Takeovers Panel.

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Tax means any tax, levy, charge, excise, GST, impost, rates, Duty, fee, deduction, compulsory loan or withholding, which is assessed, levied, imposed or collected by any fiscal Governmental Authority and includes any interest, fine, penalty, charge, fee, expenses or other statutory charges or any other such amount imposed by any fiscal Governmental Authority on or in respect of any of the above.

Tax Act means the Income Tax Assessment Act 1936 (Cth) or the Income Tax Assessment Act 1997 (Cth), or both as the context requires.

Tax Law means a law with respect to or imposing any Tax.

Tax Return means any return relating to Tax including any document which must be lodged with a Governmental Authority or which a taxpayer must prepare and retain under a Tax Law (such as an activity statement, amended return, schedule or election and any attachment).

Timetable means the timetable set out in Schedule 1, subject to any amendments agreed by the parties in writing.

Treasurer means the Treasurer of Australia.

Treasury Regulations means the United States Treasury regulations promulgated under the Code.

1.2	General interpretation

Headings and labels used for definitions are for convenience only and do not affect interpretation. Unless the contrary intention appears, in this document:

(a)	the singular includes the plural and vice versa;

(b)	the meaning of general words is not limited by specific examples introduced by “including”, “for example”, “such as” or similar expressions;

(c)	a reference to “person” includes an individual, a body corporate, a partnership, a joint venture, an unincorporated association and an authority or any other entity or organisation;

(d)	a reference to a particular person includes the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(e)	a reference to a time of day is a reference to the time in Melbourne, Victoria;

(f)	a reference to dollars, $ or A$ is a reference to the currency of Australia, and US$ is a reference to the currency of the United States of America;

(g)	a reference to “law” includes common law, principles of equity and legislation (including regulations);

(h)	a reference to any “legislation” includes regulations under it and any consolidations, amendments, re-enactments or replacements of the law or any of them;

(i)	a reference to “regulations” includes instruments of a legislative character under legislation (such as regulations, rules, by-laws, ordinances and proclamations); and

(j)	a reference to a group of persons is a reference to any 2 or more of them jointly and to each of them individually.

2	Agreement to propose and implement Scheme

2.1	Afterpay to propose Scheme

Afterpay agrees to propose the Scheme on and subject to the terms and conditions of this document.

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2.2	Acquirer Subsidiary

The parties agree that Square Acquirer will acquire the Afterpay Shares under the Scheme and Square Acquirer will provide or procure the provision of the Scheme Consideration in the manner and amount contemplated by clause 4.3(b) and the terms of the Scheme. The parties must procure that the Afterpay Shares transferred under the Scheme are transferred to Square Acquirer.

2.3	Agreement to implement Scheme

The parties agree to implement the Scheme on the terms and conditions of this document.

3	Conditions Precedent

3.1	Conditions Precedent

Subject to this clause 3, the Scheme will not become Effective, and the obligations of Square under clause 4.3 are not binding, until each of the following Conditions Precedent is satisfied or waived to the extent and in the manner set out in this clause 3.

Condition Precedent		Party entitled to benefit	Party responsible
(a)

(FIRB approval) Before 5.00pm on the Business Day before the Second Court Date either:

(i) the Treasurer (or the Treasurer’s delegate) has provided a written no objection notification to the Scheme either without conditions or with conditions acceptable to Square (having regard to clause 3.4); or

(ii)  following notice of the proposed Scheme having been given by Square to the Treasurer under the FIRB Act, the Treasurer has ceased to be empowered to make any order under Part 3 of the FIRB Act because the applicable time limit on making orders and decisions under the FIRB Act has expired.

		Cannot be waived	Square

(b)	(OIO approval) Before 5.00pm on the Business Day before the Second Court Date Square Acquirer has received all consents required under the Overseas Investment Act 2005 (NZ) and the Overseas Investment Regulations 2005 (NZ) for the implementation of the Scheme either unconditionally or subject only to conditions imposed by the OIO that are substantially the same as the conditions of a kind commonly imposed by the OIO on such a consent and referred to as the ‘Standard Conditions’, and such consents have not been withdrawn or revoked at that time.	Cannot be waived	Square

(c)

(Spain – Foreign Investment Approval)

Before 8.00am on the Second Court Date:

(i) the receipt of written authorisation of the indirect transfer of the Spanish Subsidiaries pursuant to the Scheme, either without conditions or with conditions acceptable to Square (having regard to clause 3.4), from the Spanish Council of Ministers (Consejo de Ministros), or any other competent public authority, in relation to the application of Article 7 bis of Act 19/2003, 4 July (“on the legal framework of capital movements and foreign economic transactions and on certain measures to prevent money laundering”); or

(ii)  the receipt of written confirmation from the Deputy General Directorate of Foreign Investments (“Subdirección General de Inversiones Exteriores”),

		Cannot be waived	Square

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Condition Precedent		Party entitled to benefit	Party responsible

or any other competent public authority, that the authorisation by the Spanish Council of Ministers is not required in respect of the indirect transfer of the Spanish Subsidiaries pursuant to the Scheme.

(d)

(Bank of Spain approval)

Before 8.00am on the Second Court Date:

(i) the receipt of written confirmation from the Bank of Spain in accordance with section 17 of Royal Decree-law 19/2018 and section 25 of Royal Decree 84/2015 that it has no objection to the indirect transfer of the Spanish Subsidiaries pursuant to the Scheme, either without conditions or with conditions acceptable to Square (having regard to clause 3.4);

(ii)  the receipt of written confirmation from the Bank of Spain that clearance of the indirect transfer of the Spanish Subsidiaries pursuant to the Scheme is not required pursuant to either section 17 of Royal Decree-law 19/2018 or section 25 of Royal Decree 84/2015; or

(iii)  the expiry of any waiting period for authorisation pursuant to section 25.5 of Royal Decree 84/2015 applicable to the indirect transfer of the Spanish Subsidiaries pursuant to the Scheme, without an express objection to such transfer from the Bank of Spain.

		Cannot be waived	Square

(e)	(HSR) Any waiting period applicable to the Scheme under the HSR Act shall have expired or been terminated.	Cannot be waived	Both

(f)

(Square Registration Statement and Square Shareholder Approval)

(i) If Square, in its sole discretion, after consultation with Afterpay, determines that the Square Registration Statement is required under the Securities Act, the Square Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; and

(ii)  Square Shareholders approve the issue of the New Square Shares and the Square A Shares underlying the New Square CDIs by the requisite majorities in accordance with the Listing Rules of NYSE.

		Cannot be waived	Square

(g)	(Afterpay Shareholder Approval) Afterpay Shareholders approve the Scheme by the requisite majorities in accordance with the Corporations Act.	Cannot be waived	Afterpay

(h)	(Court approval) The Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act.	Cannot be waived	Afterpay

(i)	(Regulatory Approvals) All Regulatory Approvals listed in Section 3.1(i) of the Square Disclosure Letter and other Regulatory Approvals which Square and Afterpay (acting reasonably) agree are necessary or desirable to implement the Scheme are obtained and those approvals have not been withdrawn or revoked by 8.00am on the Second Court Date.	Both	Both

(j)	(Government Intervention) No Governmental Authority (including any court) has issued an order, temporary restraining order, preliminary or permanent injunction, decree or ruling enjoining, restraining or otherwise imposing a legal restraint or prohibition preventing the Scheme and none of those things is in effect as at 8.00am on the Second Court Date.	Both	Both

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Condition Precedent		Party entitled to benefit	Party responsible
(k)	(Independent Expert) The Independent Expert issues a report which concludes that the Scheme is in the best interests of Scheme Participants before the date on which the Scheme Booklet is lodged with ASIC.	Afterpay	Afterpay

(l)	(No Afterpay Prescribed Event) No Afterpay Prescribed Event occurs between the date of this document and 8.00am on the Second Court Date.	Square	Afterpay

(m)	(Performance of Obligations by Afterpay) Afterpay Group shall have performed or complied in all material respects with the obligations, covenants, and agreements required to be performed or complied with by it under this document prior to 8.00am on the Second Court Date.	Square	Afterpay

(n)

(Afterpay Representations and Warranties)

(i) The Afterpay Representations and Warranties set out in clauses 12.1(a), 12.1(b)(i), 12.1(c)(i), 12.1(e), 12.1(f), 12.1(o)(ii), 12.1(o)(iii), 12.1(q), and 12.1(v) are true and correct (A) in the case of such representations and warranties qualified by materiality or Afterpay Material Adverse Effect, in all respects, and (B) in the case of such representations and warranties not so qualified, in all material respects, in each case as of the date of this document and as of 8.00am on the Second Court Date, except where expressed to be operative at another date;

(ii)  the Afterpay Representations and Warranties set out in clause 12.1(o)(i) are true and correct in all respects as of the date of this document, except where expressed to be operative at another date and except for any de minimis inaccuracies; and

(iii)  all other Afterpay Representations and Warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Afterpay Material Adverse Effect) are true and correct as of the date of this document and as of 8.00am on the Second Court Date, except where expressed to be operative at another date and except where the failure of such Afterpay Representations and Warranties to be true and correct has not and would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect.

		Square	Afterpay

(o)	(No Square Prescribed Event) No Square Prescribed Event occurs between the date of this document and 8.00am on the Second Court Date.	Afterpay	Square

(p)	(Performance of Obligations by Square) Square Group shall have performed or complied in all material respects with the obligations, covenants, and agreements required to be performed or complied with by it under this document prior to 8.00am on the Second Court Date.	Afterpay	Square

(q)

(Square Representations and Warranties)

(i) The Square Representations and Warranties set out in clause 12.3(a), 12.3(b)(i), 12.3(c)(i), 12.3(e), 12.3(f), 12.3(n)(ii), 12.3(o), 12.3(p), 12.3(q) and 12.3(t) are true and correct (A) in the case of such representations and warranties qualified by materiality or Square Material Adverse Effect, in all respects, and (B) in the case of such representations and warranties not so qualified, in all material respects, in each case as of the date of this document and as of 8.00am on the

		Afterpay	Square

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Condition Precedent		Party entitled to benefit	Party responsible

Second Court Date, except where expressed to be operative at another date;

(ii)  the Square Representations and Warranties set out in clause 12.3(n)(i) are true and correct in all respects as of the date of this document, except where expressed to be operative at another date and except for any de minimis inaccuracies; and

(iii)  all other Square Representations and Warranties (disregarding all qualifications and exceptions contained therein relating to materiality or Square Material Adverse Effect) are true and correct as of the date of this document and as of 8.00am on the Second Court Date, except where expressed to be operative at another date and except where the failure of such Square Representations and Warranties to be true and correct has not and would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect.

(r)	(ASX Quotation) Before 8.00am on the Second Court Date, the New Square CDIs have been approved for official quotation on ASX, subject only to customary conditions and the Scheme becoming Effective.	Afterpay	Square

(s)	(NYSE Quotation) Before 8.00am on the Second Court Date, the New Square Shares have been approved for quotation on NYSE, subject only to official notice of issuance.	Afterpay	Square

(t)	(Afterpay Material Adverse Effect) No Afterpay Material Adverse Effect has occurred between the date of this document and 8.00am on the Second Court Date.	Square	Afterpay

(u)	(Square Material Adverse Effect) No Square Material Adverse Effect has occurred between the date of this document and 8.00am on the Second Court Date.	Afterpay	Square

(v)	(ATO Tax Ruling) Before 8.00am on the Second Court Date, Afterpay has received confirmation from the ATO that it is prepared to issue a Class Ruling, in a form and substance satisfactory to Afterpay and Square (in each case acting reasonably), confirming that qualifying Australian resident Afterpay Shareholders who hold their Afterpay Shares on capital account will be eligible to choose scrip-for-scrip rollover relief under Subdivision 124-M of the Tax Act to the extent to which they receive New Square CDIs or New Square Shares in exchange for their Afterpay Shares under the Scheme.	Afterpay	Afterpay

3.2	Reasonable endeavours

Each of Afterpay and Square agrees to use all reasonable endeavours to procure that:

(a)	each of the Conditions Precedent for which it is a party responsible (as noted in clause 3.1):

(i)	is satisfied as soon as practicable after the date of this document; and

(ii)	continues to be satisfied at all times until the last time it is to be satisfied (as the case may require); and

(b)	there is no occurrence that would prevent the Condition Precedent for which it is a party responsible being satisfied.

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3.3	Regulatory matters

(a)	Without limiting clause 3.2, each party:

(i)

(applying for Regulatory Approvals) must promptly apply for or file all relevant Regulatory Approvals for which it is the party responsible (and with respect to notifications under the HSR Act, no later than 10 Business Days after the date of this document) and provide the other parties with a copy of those applications or notifications (provided that any commercially sensitive information may be redacted from the copy provided);

(ii)	(assistance) agrees to provide reasonable assistance to the other parties in order to enable the other parties to obtain any Regulatory Approvals for which the other party is the party responsible;

(iii)

(Regulatory Approvals process) must take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information and documentary material at the earliest practicable time;

(iv)	(representation) has the right to be represented and make submissions at any meeting with any Governmental Authority relating to a Regulatory Approval; and

(v)

(consultation) must consult with the other parties in advance in relation to all applications and other communications (whether written or oral, and whether direct or via a Representative) with any Governmental Authority relating to any Regulatory Approval and keep the other parties fully informed of progress in relation to the obtaining of the Regulatory Approval and:

(A)	provide the other parties with drafts of any applications and other written communications to be sent to a Governmental Authority and make any amendments as the other party reasonably requires; and

(B)	provide copies of any written communications sent to or received from a Governmental Authority to the other parties promptly upon despatch or receipt (as the case may be),

in each case to the extent it is reasonable to do so.

(b)

Subject to clause 3.3(c), before providing any document or other information to the other parties (in this clause 3.3(b), the “Recipient”) pursuant to clause 3.3(a) or 8.6, a party (in this clause 3.3(b), the “Discloser”) may redact any part of that document, or not disclose any part of that information, which contains or is confidential, non-public information (“Sensitive Commercial Information”) if the Discloser reasonably believes that:

(i)	the Sensitive Commercial Information is of a commercially sensitive nature; or

(ii)	the disclosure of the Sensitive Commercial Information to the Recipient would be damaging to the commercial or legal interests of the Discloser or any of its related bodies corporate,

and may provide the document or disclose the information to the Recipient with any Sensitive Commercial Information redacted or excluded, provided that, where Sensitive Commercial Information is so redacted or excluded, the Discloser must provide the Recipient with as much detail about the relevant communication, submission or correspondence (and any other relevant circumstances) as is reasonably possible without disclosing the Sensitive Commercial Information, and provide to the Recipient’s external legal counsel a complete and unredacted version of the document or information, on the basis that the Recipient’s external legal counsel will not share any information that is marked as Sensitive Commercial Information.

(c)	Clause 3.3(b) will not apply to the extent the Recipient is a member of the “clean team” and bound by the obligations set out in the Information Exchange Protocol.

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3.4	Conditions on Regulatory Approvals

Square	Acquirer in relation to the Condition Precedent in clause 3.1(a):

(a)	must offer and agree or accept, the standard tax conditions published at the date of this document in section D of Guidance Note 12 issued by FIRB from time to time; and

(b)

must consider in good faith and in consultation with Afterpay agreeing or accepting any other conditions required or requested in connection with a Regulatory Approval (including as to data or reporting), unless such conditions or undertakings:

(i)	are not conditional on the Scheme becoming Effective; or

(ii)

would be reasonably likely to have a material adverse effect on the Merged Group (provided that, for this purpose, the Merged Group, taken as a whole, shall be deemed a consolidated group of entities the same size as the Afterpay Group).

3.5	Square Shareholder Approval

Without	limiting clause 3.2:

(a)

as soon as reasonably practicable after the date of this document, Square shall prepare and file the preliminary Square Registration/Proxy Statement with the SEC and must use reasonable endeavours to complete this filing within 25 Business Days of the date of this document (provided Afterpay has complied with its obligations under clause 5.2(e));

(b)

subject to clause 6.2, Square shall include in the Square Registration/Proxy Statement a statement by the Square Board recommending that Square Shareholders vote in favour of the issuance of the New Square Shares and Square A Shares underlying New Square CDIs to the Afterpay Shareholders in the Scheme;

(c)

Square and Afterpay shall furnish all information concerning itself and its affiliates that is required to be included in the Square Registration/Proxy Statement or that is requested by the other party and customarily included in proxy statements and/or registration statements prepared in connection with transactions of the type contemplated by this document, and each of Square and Afterpay will use all reasonable endeavours to ensure that none of the information supplied or to be supplied by it for inclusion in or incorporation by reference into the Square Registration/Proxy Statement will, at the date the Square Registration/Proxy Statement or any amendment or supplement thereto is filed with the SEC, declared effective by the SEC or mailed to the Square Shareholders or at the time of the Square Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(d)	Square shall consult with Afterpay as to the content and presentation of the Square Registration/Proxy Statement, including:

(i)

providing to Afterpay drafts of the Square Registration/Proxy Statement within a reasonable time prior to the initial filing thereof with the SEC for the purpose of enabling Afterpay to review and comment on the draft document and considering in good faith any timely and reasonable comments; and

(ii)

providing to Afterpay drafts of each subsequent filing of or amendment or supplement to Square Registration/Proxy Statement within a reasonable time before filing any such revised document with the SEC or disseminating it to Square Shareholders for the purpose of enabling Afterpay to review and comment on the draft document and considering in good faith any timely and reasonable comments;

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(e)

Square shall promptly respond to, and use all reasonable endeavours to cause to be resolved, any requests for information or comments from the SEC (including by filing amendments or supplements to the Square Registration/Proxy Statement) in relation to the Square Registration/Proxy Statement at the earliest practicable time;

(f)

Square shall keep Afterpay reasonably informed of any matters raised or comments provided by the SEC in relation to the Square Registration/Proxy Statement, and use all reasonable endeavours to take into consideration in resolving such matters any issues raised by Afterpay;

(g)

if, at any time prior to the Square Shareholder Meeting, any information relating to Square or Afterpay or any of their respective affiliates, officers or directors should be discovered by Square or Afterpay that should be set forth in an amendment or supplement to the Square Registration/Proxy Statement, so that the Square Registration/Proxy Statement would not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are or were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing (or correcting) such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable law, disseminated to Square Shareholders;

(h)

Square shall file the Square Proxy Statement with the SEC in definitive form and begin mailing the Square Proxy Statement to holders of Square Shares as soon as practicable (and shall use all reasonable endeavours to do so within three (3) Business Days) after the later of (1) the expiration of the ten (10) day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act without comment from the SEC, (2) the date on which Square learns that the SEC has no further comments on, or does not intend to review, the Square Registration/Proxy Statement, and (3) if registration of the Scheme Consideration is required under the Securities Act, the date of effectiveness of the Square Registration Statement under the Securities Act (such later date, the “Clearance Date”);

(i)

If registration of the Scheme Consideration is required under the Securities Act, Square shall use reasonable endeavours to have the Square Registration Statement declared effective by the staff of the SEC under the Securities Act as promptly as practicable after its initial filing with the SEC and to keep the Square Registration Statement effective as long as necessary to implement and consummate the Scheme;

(j)

Square must convene and hold the Square Shareholder Meeting to obtain the Square Shareholder Approval within 30 Business Days after the Clearance Date (unless prohibited by the SEC, in which case Square shall convene and hold the Square Shareholder Meeting at the earliest possible date permitted by the SEC);

(k)

Square shall not propose any matters to be voted on at the Square Shareholder Meeting other than the matters contemplated by this document in connection with the Square Shareholder Approval (and any matters of procedure to be voted on by the Square Shareholders in connection therewith);

(l)

except as required by law or a Governmental Authority, Square may not adjourn or postpone the Square Shareholder Meeting without the prior consent of Afterpay, provided, however, that Square may, without the consent of Afterpay and in accordance with Square’s charter, law and, if relevant, the consent of any Governmental Authority, adjourn or postpone the Square Shareholder Meeting to the extent necessary to ensure that any required (or, as determined by the Square Board acting reasonably and in good faith after consulting with outside counsel and having first consulted with Afterpay, advisable) supplement or amendment to the Square Registration/Proxy Statement is provided to the Square Shareholders, with such postponement or adjournment to extend for no longer than the period that the Square Board determines in good faith (after consulting with outside counsel)

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is required or (having first consulted with Afterpay) advisable to give the Square Shareholders sufficient time to evaluate any such supplement or amendment so provided or disseminated (provided, that no such postponement or adjournment may be to a date that is after the 10th Business Day after the date of such supplement or amendment other than to the extent required by law); and

(m)

unless this document shall have been terminated in accordance with clause 13, Square must hold the Square Shareholder Meeting pursuant to this clause 3.5 and submit the issue of the New Square Shares and the Square A Shares underlying the New Square CDIs for the approval of the Square Shareholders.

3.6	Waiver of Conditions Precedent

(a)

A Condition Precedent may only be waived in writing by the party or parties entitled to the benefit of that Condition Precedent as and to the extent noted in clause 3.1 and will be effective only to the extent specifically set out in that waiver.

(b)	A party entitled to waive the breach or non-fulfilment of a Condition Precedent under this clause 3.6 may do so in its absolute discretion.

(c)	If either Afterpay or Square waives the breach or non-fulfilment of all or any portion of a Condition Precedent in accordance with this clause 3.6, then:

(i)

subject to clause 3.6(c)(ii), that waiver precludes that party from suing the other party for any breach of this document arising as a result of the breach or non-fulfilment of that portion of such Condition Precedent or arising from the same event which gave rise to the breach or non-fulfilment of that portion of such Condition Precedent; but

(ii)	if the waiver of all or any portion of the Condition Precedent is itself conditional and the other party:

(A)	accepts the condition, the terms of that condition apply notwithstanding any inconsistency with clause 3.6(c)(i); or

(B)	does not accept the condition, the Condition Precedent or a portion thereof has not been waived.

(d)	A waiver of a breach or non-fulfilment in respect of a Condition Precedent does not constitute:

(i)	a waiver of a breach or non-fulfilment of any other Condition Precedent arising from the same event; or

(ii)	a waiver of a breach or non-fulfilment of that Condition Precedent resulting from any other event.

3.7	Notices in relation to Conditions Precedent

Each party must:

(a)

(notice of satisfaction) promptly notify the other party of satisfaction of a Condition Precedent and must keep the other parties informed of any material development of which it becomes aware that may lead to the breach or non-fulfilment of a Condition Precedent which it is responsible for satisfying; and

(b)

(notice of failure) promptly notify the other parties of a breach or non-fulfilment of a Condition Precedent which it is responsible for satisfying, or of any event which will prevent the Condition Precedent being satisfied.

Failure to provide a notice required by this clause 3.7 will not give rise to the failure of a Condition Precedent or any right to terminate this document.

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3.8	Consultation on failure of Condition Precedent

If:

(a)

there is a breach or non-fulfilment of a Condition Precedent set out in clauses 3.1(a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (k), (r), (s) or (v) which is not waived in accordance with this document by the time or date specified in this document for the satisfaction of the Condition Precedent; or

(b)

there is an act, failure to act or occurrence which will prevent a Condition Precedent set out in clause 3.1(a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (k), (r), (s) or (v) from being satisfied by the time or date specified in this document for the satisfaction of the Condition Precedent (and the breach or non-fulfilment which would otherwise occur has not already been waived in accordance with this document), the parties must consult in good faith with a view to determine whether both parties wish to pursue the Scheme and, if so:

(c)	whether the Scheme may proceed by way of alternative means or methods;

(d)	to extend the relevant time for satisfaction of the Condition Precedent or to adjourn or change the date of an application to the Court; or

(e)	to extend the End Date.

3.9	Failure to agree

If under clause 3.8 the parties are unable to reach agreement or do not both wish to pursue the Scheme in each case within 5 Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date):

(a)	subject to clause 3.9(b), either party may terminate this document (and that termination will be in accordance with clause 13.1(g)); or

(b)

if a Condition Precedent may be waived and exists for the benefit of one party only, that party only may waive that Condition Precedent or terminate this document (and that termination will be in accordance with clause 13.1(g)), in each case before 8.00am on the Second Court Date.

A party will not be entitled to terminate this document under this clause if the relevant Condition Precedent has not been satisfied or agreement cannot be reached as a result of a breach of this document by that party or a deliberate act or omission of that party in breach of this document.

3.10	Scheme voted down because of the Headcount Test

If the Scheme is not approved by Afterpay Shareholders at the Scheme Meeting by reason only of the non-satisfaction of the Headcount Test and Afterpay or Square consider, acting reasonably, that Share Splitting or some abusive or improper conduct may have caused or contributed to the Headcount Test not having been satisfied then Afterpay must:

(a)

apply for an order of the Court contemplated by section 411(4)(a)(ii)(A) of the Corporations Act to disregard the Headcount Test and seek Court approval of the Scheme under section 411(4)(b) of the Corporations Act, notwithstanding that the Headcount Test has not been satisfied; and

(b)

make such submissions to the Court and file such evidence as counsel engaged by Afterpay to represent it in Court proceedings related to the Scheme, in consultation with Square, considers is reasonably required to seek to persuade the Court to exercise its discretion under section 411(4)(a)(ii)(A) of the Act by making an order to disregard the Headcount Test.

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4	Outline of Scheme

4.1	Scheme

Afterpay must propose a scheme of arrangement under which:

(a)	all of the Afterpay Shares held by Scheme Participants at the Record Date will be transferred to Square Acquirer; and

(b)	each Scheme Participant will be entitled to receive the Scheme Consideration.

4.2	Scheme Consideration

(a)

Subject to and in accordance with this document and the Scheme, each Scheme Participant is entitled to receive the Scheme Consideration in respect of each Afterpay Share held by that Scheme Participant.

(b)

At any time prior to the lodgement of the Regulator’s Draft with ASIC, Square Acquirer may elect (Cash Election) to change the Scheme Consideration to the Cash Election Payment for each Afterpay Share; plus either:

(i)	where that Scheme Participant is a Share Elected Shareholder, 0.37125 New Square Shares; or

(ii)	where that Scheme Participant is a CDI Elected Shareholder, 0.37125 New Square CDIs.

Cash Election Payment means an amount in cash, in Australian dollars (rounded to the nearest whole cent), equal to the product of (w) 0.01, (x) the Square VWAP, (y) 0.375 and (z) the exchange rate of 1 U.S. dollar into 1 Australian dollar as of 4:00 p.m. New York time on the Determination Date, as calculated by Bloomberg L.P. or, if not reported therein, another authoritative source mutually selected by the parties.

Square VWAP means the volume-weighted average sales price of a Square A Share on the NYSE for the consecutive period of 5 trading days concluding at 4:00 p.m. New York time on the Determination Date, as calculated by Bloomberg L.P. under the function “VWAP” or, if not reported therein, the comparable function of another authoritative source mutually selected by the parties, and taken to four decimal places.

Determination Date means the trading day on the NYSE determined in good faith by the parties such that the time period from the Determination Date to the Implementation Date is minimized to the extent reasonably practicable, provided that the Determination Date shall be no earlier than the fifteenth trading day and no later than the fourth trading day immediately preceding the Implementation Date.

(c)

If Square Acquirer makes a Cash Election, the parties will work together in good faith to agree the necessary amendments to the Scheme, the Scheme Booklet, and Square Registration/Proxy Statement to reflect the revised Scheme Consideration, including for the purposes of clause 4.8.

4.3	Provision of Scheme Consideration

Subject to this document and the Scheme, each of Square and Square Acquirer undertakes to Afterpay (in its own right and separately as trustee or nominee of each Scheme Participant) that, in consideration of the transfer to Square Acquirer of each Afterpay Share held by a Scheme Participant, on the Implementation Date:

(a)	Square Acquirer will accept that transfer; and

(b)	Square Acquirer will provide or procure as set forth in clause 4.3(c) the provision to each Scheme Participant the Scheme Consideration in accordance with the Scheme; and

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(c)

Square Acquirer agrees to cause Square to, and Square will at the direction of and on behalf of Square Acquirer (in satisfaction of Square Acquirer’s obligation to provide such Scheme Consideration to the Scheme Participants under clause 4.3(b)), issue the Scheme Consideration in accordance with the Scheme. If Square Acquirer fails to provide direction to Square as contemplated by this clause 4.3(c) (or to have otherwise procured the provision of the Scheme Consideration) within 1 Business Day following the Effective Date, Square Acquirer will be deemed to have provided such direction to Square and Square agrees that it will take the actions required by this clause 4.3(c).

4.4	Scheme Consideration Discretion

With the written consent of both Square Acquirer and Afterpay, the parties may provide that all Scheme Consideration to be paid to Scheme Participants shall be paid in the form of New Square Shares (in which case the Condition Precedent in clause 3.1(r) shall be deemed to be waived).

4.5	Fractional elements

(a)

If the number of Afterpay Shares held by a Scheme Participant at the Record Date is such that the aggregate entitlement of the Scheme Participant to Scheme Consideration comprising New Square Shares or New Square CDIs includes a fractional entitlement to a New Square Share or New Square CDI, the entitlement will be rounded as follows:

(i)	if the fractional entitlement is less than 0.5, it will be rounded down to zero New Square Shares or New Square CDIs; and

(ii)	if the fractional entitlement is equal to or more than 0.5, it will be rounded up to one New Square Share or New Square CDI.

(b)

If Square and Afterpay are of the opinion (acting reasonably) that two or more Scheme Participants (each of whom holds a number of Afterpay Shares which results in rounding in accordance with clause 4.5(a)) have, before the Record Date for the Scheme, been party to Share Splitting in an attempt to obtain unfair advantage by reference to such rounding, if requested by Square, Afterpay must give notice to those Scheme Participants:

(i)	setting out their names and registered addresses as shown in the Register;

(ii)	stating that opinion; and

(iii)	attributing to one of them specifically identified in the notice the Afterpay Shares held by all of them,

and, after such notice has been given, the Scheme Participant specifically identified in the notice as the deemed holder of the specified Afterpay Shares will, for the purpose of the provisions of the Scheme, be taken to hold all of those Afterpay Shares and each of the other Scheme Participants whose names and registered addresses are set out in the notice will, for the purposes of the provisions of the Scheme, be taken to hold no Afterpay Shares. Square, in complying with the provisions of the Scheme relating to it in respect of the Scheme Participant specifically identified in the notice as the deemed holder of all the specified Afterpay Shares, will be taken to have satisfied and discharged its obligations to the other Scheme Participants named in the notice under the terms of the Scheme.

4.6	Ineligible Foreign Shareholders

(a)

Where an Ineligible Foreign Shareholder would otherwise be entitled to receive New Square Shares or New Square CDIs as Scheme Consideration pursuant to clause 4.3, Square Acquirer has no obligation to issue any New Square Shares or New Square CDIs to the Ineligible Foreign Shareholder, and instead (on behalf of and at the direction of Square Acquirer):

(i)	Square will issue to a nominee appointed by Square any New Square Shares to which an Ineligible Foreign Shareholder would otherwise be entitled;

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(ii)	Square will procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Implementation Date, the nominee:

(A)	sells or procures the sale of all of the New Square Shares issued to the nominee pursuant to clause 4.6(a)(i), in the ordinary course of trading on NYSE; and

(B)	remits to Square the proceeds of sale (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges); and

(iii)

promptly after the last sale of New Square Shares in accordance with clause 4.6(a)(ii)(A), Square will pay to each Ineligible Foreign Shareholder an amount equal to the proportion of the net proceeds of sale received by Square under clause 4.6(a)(ii)(B) to which that Ineligible Foreign Shareholder is entitled in full satisfaction of the Ineligible Foreign Shareholder entitlement to the relevant New Square Shares.

(b)

None of Afterpay, Square or the relevant nominee gives any assurance as to the price that will be achieved for the sale of New Square Shares in accordance with this clause 4.6 and the sale of New Square Shares will be at the risk of the Ineligible Foreign Shareholder.

4.7	New Square Shares to rank equally

Square covenants in favour of Afterpay (in its own right and separately as trustee or nominee of each Scheme Participant) that:

(a)	all New Square Shares issued as Scheme Consideration pursuant to clause 4.3 (including those issued to CDN in connection with the New Square CDIs) will, upon their issue:

(i)	rank equally with all other Square A Shares then on issue;

(ii)	be fully paid and free from any Encumbrance; and

(b)

it will use all reasonable endeavours to ensure that trading in the New Square Shares and New Square CDIs commences on a normal settlement basis no later than the first trading day (as defined in the Listing Rules) following the Implementation Date.

4.8	Employee incentives

(a)

Afterpay must use all reasonable endeavours (subject to clause 5.10 to the extent applicable) to ensure that (i) the treatment of Employee Share Rights set forth below can be effectuated and (ii) there is a “blackout” such that no Afterpay Employee Options (as defined below) shall be exercised following the 5th Business Day prior to the Record Date.

(b)

Subject to, and immediately following, the Effective Date, each equity award corresponding to Afterpay Shares issued under an employee incentive plan operated by the Afterpay Group that is held by a non-employee director of Afterpay (each an “Afterpay Director Award”) shall vest in full.

(c)	Afterpay Employee Options:

(i)

Subject to, and immediately following, the Effective Date, each option to purchase Afterpay Shares issued under an employee incentive plan operated by the Afterpay Group (each, an “Afterpay Employee Option”) that is outstanding as of the Effective Date shall vest with respect to a number of Afterpay Shares (rounded up to the nearest whole share) such that the vested portion of such Afterpay Employee Option, after giving effect to the vesting contemplated by this clause, shall equal a fraction, the numerator of which is the number of full months from the grant date of such option through the Effective Date and the denominator of which is the total number of months from the grant date of such option through the last vesting date of such option (e.g. 48 in the case of an

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option that vests in full on the fourth anniversary of the grant date); provided that such accelerated vesting shall not apply to any Afterpay Employee Option granted after the date of this document, other than the awards set forth on Schedule 4.8(g) of the Afterpay Disclosure Letter.

(ii)

Subject to, and upon, the implementation of the Scheme, the unvested portion of each Afterpay Employee Option that is outstanding as of the Effective Date and that does not vest pursuant to the immediately preceding clause shall be cancelled (such portion, the “Cancelled Option”) and converted into an option (each, a “Replacement Option Award”) covering a number of Square A Shares (rounded down to the nearest whole share) determined by multiplying the number of Afterpay Shares covered by the Cancelled Option by the Exchange Ratio, and with a per share exercise price, rounded up to the nearest whole cent, determined by dividing the per share exercise price of such Cancelled Option by the Exchange Ratio, with such award vesting in equal quarterly instalments over the period of time from the Effective Date through the latest vesting date applicable to such Cancelled Option, subject to the holder’s continued employment by Afterpay or an affiliate through the applicable vesting dates.

(iii)

The Afterpay Board (A) may provide that all vested Afterpay Employee Options (and any other vested options to purchase Afterpay Shares) shall be automatically exercised prior to the fifth Business Day prior to the Record Date, including on a net settlement basis, and (B) shall cause each vested Afterpay Employee Option (and any other vested option to purchase Afterpay Shares) that is outstanding immediately following the Effective Date, including the portion of any Afterpay Employee Option that vests pursuant to clause 4.8(c)(i), that is unexercised as of the Record Date, to expire, lapse and be cancelled for no consideration on such date.

(d)	Afterpay RSU Awards and Afterpay Restricted Stock Awards

(i)

Subject to, and immediately following the Effective Date, each restricted stock unit or performance right (each an “Afterpay RSU Award”) or restricted stock award (each an “Afterpay Restricted Stock Award”), in each case, corresponding to Afterpay Shares issued under an employee incentive plan operated by the Afterpay Group, that is outstanding as of the Effective Date, shall vest with respect to a number of Afterpay Shares (rounded up to the nearest whole share) such that the vested portion of such Afterpay RSU Award or Afterpay Restricted Stock Award, as applicable, after giving effect to the vesting contemplated by this clause shall equal a fraction, the numerator of which is the number of full months from the grant date of such Afterpay RSU Award or Afterpay Restricted Stock Award, as applicable, through the Effective Date, and the denominator of which is the total number of months from the grant date of such Afterpay RSU Award or Afterpay Restricted Stock Award, as applicable, through the last vesting date of such Afterpay RSU Award or Afterpay Restricted Stock Award, as applicable, (e.g., 48 in the case of an option that vests in full on the fourth anniversary of the grant date); provided, that such accelerated vesting shall not apply to any Afterpay RSU Award or Afterpay Restricted Stock Award, as applicable, granted after the date of this document, other than the awards set forth on Schedule 4.8(g) of the Afterpay Disclosure Letter, and the unvested portion of such Afterpay RSU Award or Afterpay Restricted Stock Award, as applicable, that does not vest pursuant to this clause shall be forfeited (such portion, the “Forfeited Full Value Award”).

(ii)

Subject to, and upon, the implementation of the Scheme, Square shall grant to the holder of a Forfeited Full Value Award who remains employed by Afterpay or an affiliate as of the Implementation Date, an award (each, a “Replacement Full Value Award”) of restricted stock units covering a number of Square A Shares or a grant of restricted Square A Shares (in each case rounded up to the nearest whole share) equal to the number of Afterpay Shares covered by the Forfeited Full Value Award multiplied by the Exchange Ratio, with such award vesting in equal quarterly instalments over the period of time from the Effective Date through the latest vesting date applicable to such Forfeited Full Value Award, subject to the holder’s continued employment by Afterpay or an affiliate through the applicable vesting dates.

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(e)	Afterpay US Equity Plan

(i)

Pro- Rata Vesting. Subject to, and upon, the Implementation Date, the unvested portion of any award with respect to shares of Afterpay US, Inc. (“Afterpay US Shares”) issued under an employee incentive plan operated by the Afterpay Group that is outstanding immediately prior to the Implementation Date shall vest with respect to a number of Afterpay Shares (rounded up to the nearest whole share) such that the vested portion of such award, after giving effect to the vesting contemplated by this clause shall equal a fraction, the numerator of which is the number of full months from the grant date of such award through the Effective Date and the denominator of which is the total number of months from the grant date of such award through the last vesting date of such award (e.g., 48 in the case of an award that vests in full on the fourth anniversary of the grant date). For purposes of the foregoing, an option award and any restricted stock award resulting from the early exercise of such option award shall be considered one award.

(ii)	Afterpay US Employee Options. Subject to, and upon, the Implementation Date:

(A)

the vested portion of each option to purchase Afterpay US Shares issued under an employee incentive plan operated by the Afterpay Group (each, an “Afterpay US Employee Option”) that is outstanding immediately prior to the Implementation Date, including any portion that vests pursuant to clause 4.8(e)(i), shall be cancelled and converted into the right to receive a number of Square A Shares equal to the quotient obtained by dividing the applicable Aggregate Spread by the Square Stock Value; and

(B)

the unvested portion of each Afterpay US Employee Option that is outstanding immediately prior to the Implementation Date, after taking into account the vesting provided under clause 4.8(e)(i), shall be cancelled (such portion, the “Cancelled US Option”) and converted into an award of stock options (each a “Replacement US Option Award”) covering a number of Square A Shares (rounded down to the nearest whole share) determined by multiplying the number of Afterpay US Shares covered by such Cancelled US Option by the Afterpay US Exchange Ratio, with a per share exercise price, rounded up to the nearest whole cent, determined by dividing the per share exercise price of such Cancelled US Option by the Afterpay US Exchange Ratio, with such award vesting in equal quarterly installments over the period of time from the Effective Date through the latest vesting date applicable to such Cancelled US Option, subject to the holder’s continued employment by Afterpay or an affiliate through the applicable vesting dates.

(C)

For purposes of this document, (I) “Aggregate Spread” means, with respect to an Afterpay US Employee Option, the product obtained by multiplying (x) the number of Afterpay US Shares covered by the vested portion of such Afterpay US Employee Option immediately prior to implementation of the Scheme by (y) the excess, if any, of the Afterpay US Value over the per share exercise price of such Afterpay US Employee Option (II) “Afterpay US Exchange Ratio” means the Afterpay US Value divided by the Square Stock Value, (III) “Afterpay US Value” means the fair market value of an Afterpay US Share (as jointly determined by Square and Afterpay pursuant to the terms of the Afterpay US Options acting reasonably and taking into account applicable tax law and the actions taken pursuant to Attachment 2 to the Afterpay Disclosure Letter) and (IV) “Square Stock Value” means the closing price of Square A Shares on the NYSE on the trading day immediately prior to the Implementation Date.

(iii)	Afterpay US RSAs

(A)

On the Implementation Date, each award of restricted Afterpay US Shares issued under an employee incentive plan operated by the Afterpay Group (each an “Afterpay US RSA”) that is outstanding and unvested as of immediately prior to the Implementation Date, after

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taking into account the vesting provided under clause 4.8(e)(i), shall be cancelled and converted into an award (each a “Replacement US RSA”) covering a number of restricted Square A Shares (rounded up to the nearest whole share) equal to the number of Afterpay US Shares covered by such Afterpay US RSA immediately prior to the Implementation Date multiplied by the Afterpay US Exchange Ratio, with such award vesting on the same vesting schedule as was applicable to such Afterpay US RSA (beginning on the Effective Date), subject to the holder’s continued employment by Afterpay or an affiliate through the applicable vesting dates, and, immediately thereafter, the Replacement US RSA shall vest with respect to the Accelerated Shares.

(B)	“Accelerated Shares” means:

(aa)

for an Afterpay US RSA, with respect to which the holder has made a valid election under Section 83(b) of the Code, a number of restricted Square A Shares, rounded up to the nearest whole share, equal to the quotient obtained by dividing the Applicable Tax by the Square Stock Value, and

(ab)	for any other holder, zero.

The Accelerated Shares shall be the earliest vesting shares covered by such Replacement US RSA.

(C)	“Applicable Tax” means, with respect to an Afterpay US RSA, the Tax on such Afterpay US RSA that becomes due upon the consummation of the transactions contemplated by this document.

(f)

UK Options. Subject to, and upon, the implementation of the Scheme, Square shall grant to the holder of each Forfeited U.K. Option (as defined on Attachment 2 to the Afterpay Disclosure Letter) who remains employed by Afterpay or an affiliate as of the Implementation Date, an award of stock options (a “Replacement UK Option Award”) covering a number of Square A Shares determined by multiplying the number of Clearpay Finance Limited shares that were covered by such Forfeited U.K. Option by the Afterpay UK Exchange Ratio and rounding down to the nearest whole number of shares, and with a per share exercise price determined by dividing the per share exercise price of such Forfeited U.K. Option by the Afterpay UK Exchange Ratio and rounding up to the nearest whole cent, with such award vesting in equal quarterly installments over the period of time from the Effective Date through the latest vesting date applicable to such Forfeited U.K. Option, subject to the holder’s continued employment by Afterpay or an affiliate through the applicable vesting dates. For purposes of this clause 4.8(f), (i) “Afterpay UK Exchange Ratio” means the Afterpay UK Value divided by the Square Stock Value and (ii) “Afterpay UK Value” means the fair market value of Clearpay Finance Limited shares underlying the Forfeited U.K. Options (as jointly determined by Afterpay in its reasonable discretion pursuant to the terms of the Forfeited U.K. Options acting reasonably and taking into account applicable tax law and the actions taken pursuant to Attachment 2 to the Afterpay Disclosure Letter).

(g)

Notwithstanding anything to the contrary contained in this clause 4.8, the provisions of Schedule 4.8(g) of the Afterpay Disclosure Letter shall apply to the Replacement Option Awards, the Replacement Full Value Awards, the Replacement US Option Awards, the Replacement US RSAs and the Replacement UK Option Awards (collectively, “Replacement Awards”).

(h)

No later than the Implementation Date, Square shall file one or more appropriate registration statements (on Form S-8, or any successor or other appropriate forms), or utilize a pre-existing registration statement, with respect to the Square A Shares underlying the Replacement Awards, and Square shall maintain the effectiveness of each such registration statement for so long as such awards remain outstanding.

(i)	All payments contemplated by this clause 4.8 shall be made less any applicable withholdings.

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4.9	United States Tax Treatment

(a)

Each of Afterpay, Square and their respective Subsidiaries shall cooperate and use best endeavours to (i) cause the acquisition of the Afterpay Shares pursuant to the Scheme to qualify as a “qualified stock purchase” within the meaning of Section 338(d) of the Code and (ii) eliminate or mitigate the extent to which payment of the Scheme Consideration is subject to withholding Tax as a result of the application of Section 304 of the Code (including, if necessary, by making a Cash Election pursuant to clause 4.2 and certain Tax elections). For the avoidance of doubt, the parties acknowledge and agree that, after the Implementation Date, Square shall be permitted, in its sole discretion and to the extent permitted by law, to make elections under (A) Section 338 of the Code with respect to Afterpay and its Subsidiaries and (B) Treasury Regulations Section 301.7701-3 with respect to any Subsidiary of Afterpay, which election may be retroactively effective to a date prior to the Implementation Date. None of Square, Afterpay or any of their respective Subsidiaries will take (or fail to take) any action, or allow any affiliate to take (or fail to take) any action, that could reasonably be expected to preclude the elections described in subclauses (A) and (B) of this clause 4.9(a). In the event that Square determines in its sole and absolute discretion to make an election under Section 338(g) of the Code, Afterpay will cooperate with Square in (x) determining if notice under Treasury Regulations Section 1.338-2(e)(4) is required and (y) in completing and delivering the notice under Treasury Regulations Section 1.338-2(e)(4).

(b)

After the date of this document and prior to the Implementation Date, Afterpay shall deliver, or cause to be delivered, upon the reasonable request of Square and to the extent permitted under applicable law, one or more certificates under Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that each Afterpay U.S. Subsidiary (other than any Afterpay U.S. Subsidiary treated as disregarded from its owner for U.S. federal income Tax purposes) identified in Square’s request is not a “United States real property holding corporation” within the meaning of Section 897(c)(3) of the Code, together with any notifications to the U.S. Internal Revenue Service related thereto.

4.10	No amendment to the Scheme without consent

Afterpay must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of Square.

5	Implementation

5.1	General obligations

Afterpay, Square, and Square Acquirer must each:

(a)	use all reasonable endeavours and commit necessary resources (including management and corporate relations resources and the resources of external advisers); and

(b)	procure that its officers and advisers work in good faith and in a timely and co-operative fashion with the other party (including by attending meetings and by providing information),

to produce the Scheme Booklet and implement the Scheme as soon as reasonably practicable and in accordance with the Timetable.

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5.2	Afterpay’s obligations

Afterpay must take all reasonable steps to implement the Scheme on a basis consistent with this document as soon as reasonably practicable and must:

(a)

(announce directors’ recommendation) following execution of this document, announce, in the form contained in Annexure A (on the basis of statements made to Afterpay by each member of the Afterpay Board) that:

(i)	the Afterpay Board intends to unanimously recommend to Scheme Participants that the Scheme be approved; and

(ii)	each Afterpay Board member who holds Afterpay Shares intends to vote his or her Afterpay Shares in favour of the Scheme,

subject to:

(iii)	the Independent Expert concluding, and continuing to conclude, that the Scheme is in the best interests of Afterpay Shareholders; and

(iv)	there being no Afterpay Superior Proposal;

(b)	(preparation of Scheme Booklet) subject to clause 5.2(h)(i), as soon as practicable after the date of this document, prepare and despatch the Scheme Booklet:

(i)	in accordance with all applicable laws, including the Corporations Act, Corporations Regulations, ASIC Regulatory Guide 60 and the Listing Rules; and

(ii)	which includes a statement by the Afterpay Directors, subject to any withdrawal or change of recommendation by the Afterpay Board that is permitted by clause 6.3:

(A)

unanimously recommending that Afterpay Shareholders vote in favour of the Scheme subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Afterpay Shareholders and there being no Afterpay Superior Proposal; and

(B)

that each Afterpay Director who holds Afterpay Shares intends to vote his or her Afterpay Shares in favour of the Scheme subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Afterpay Shareholders and there being no Afterpay Superior Proposal;

(c)

(Independent Expert) promptly appoint the Independent Expert and provide any assistance and information reasonably requested by the Independent Expert to enable the Independent Expert to prepare its report for the Scheme Booklet as soon as practicable;

(d)

(Investigating Accountant) jointly with Square, appoint the Investigating Accountant and provide assistance and information reasonably required by the Investigating Accountant to enable it to prepare the Investigating Accountant’s Report;

(e)

(Afterpay information) prepare and promptly provide to Square any information that Square reasonably requires regarding Afterpay or the Afterpay Group for inclusion in the Square Registration/Proxy Statement, and must use all reasonable endeavours to ensure the Afterpay Information complies, in all material respects, with all applicable laws, including the Securities Act;

(f)

(consent) provide a consent and use all reasonable endeavours to obtain consents from third parties in such form as Square reasonably requires in relation to the form and context in which the Afterpay Information appears in the Square Registration/Proxy Statement;

(g)	(section 411(17)(b) statement) apply to ASIC for a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

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(h)	(consultation with Square) consult with Square as to the content and presentation of:

(i)	the Scheme Booklet, which includes:

(A)

allowing Square a reasonable opportunity to review and make comments on successive drafts of the Scheme Booklet (accepting that any review of the Independent Expert’s Report is limited to review for factual accuracy of those parts that include information relating to Square and that Afterpay makes no representation as to the extent to which the Independent Expert will receive or consider those comments);

(B)	taking any timely and reasonable comments made by Square into account in good faith when producing a revised draft of the Scheme Booklet;

(C)

providing to Square a revised draft of the Scheme Booklet within a reasonable time before the draft of the Scheme Booklet which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act is finalised; and

(D)

obtaining Square’s consent to the inclusion of the Square Information (including in respect of the form and context in which the Square Information appears in the Scheme Booklet (such consent must not be unreasonably withheld, delayed or conditioned)); and

(ii)

documents required for the purposes of the Court hearings held for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Scheme (including originating processes, affidavits, submissions and draft minutes of Court orders), and consider in good faith, for the purpose of amending drafts of those documents, any comments on, or suggested amendments to, those documents from Square prior to filing those documents with the Court;

(i)	(lodgement of Regulator’s Draft)

(i)

no later than 14 days before the First Court Date, provide an advanced draft of the Scheme Booklet to ASIC for its review for the purposes of section 411(2) of the Corporations Act, and provide a copy of the Regulator’s Draft to Square as promptly as practicable thereafter; and

(ii)

keep Square reasonably informed of any issues raised by ASIC in relation to the Regulator’s Draft and, where practical to do so, consult with Square in good faith prior to taking any steps or actions to address those issues (provided that, where those issues relate to Square or any Square Information, Afterpay must not take any steps to address them without Square’s prior written consent, not to be unreasonably withheld, delayed or conditioned);

(j)	(supplementary disclosure) if, after despatch of the Scheme Booklet, Afterpay becomes aware:

(i)	that information included in the Scheme Booklet is or has become misleading or deceptive in any material respect (whether by omission or otherwise); or

(ii)	of information that is required to be disclosed to Afterpay Shareholders under any applicable law but was not included in the Scheme Booklet,

promptly consult with Square in good faith as to the need for, and the form of, any supplementary disclosure to Afterpay Shareholders, and make any disclosure that Afterpay considers reasonably necessary in the circumstances, having regard to applicable laws and to ensure that there would be no breach of clause 12.1(h) if it applied as at the date that information arose;

(k)	(Court application) apply to the Court for an order under section 411(1) of the Corporations Act directing Afterpay to convene the Scheme Meeting;

(l)	(send Scheme Booklet) send the Scheme Booklet to Afterpay Shareholders as soon as practicable after the Court orders Afterpay to convene the Scheme Meeting;

(m)	(Scheme Meeting) convene the Scheme Meeting to agree to the Scheme in accordance with any orders made by the Court pursuant to section 411(1) of the Corporations Act;

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(n)

(director’s voting) use its reasonable endeavours to procure that each member of the Afterpay Board votes any Afterpay Shares in which they have a Relevant Interest in favour of the Scheme subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of Shareholders and there being no Afterpay Superior Proposal;

(o)

(Court approval) subject to all Conditions Precedent, other than paragraph (h) in clause 3.1 being satisfied or waived in accordance with this document, apply to the Court for an order approving the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act;

(p)	(Conditions Precedent certificate) at the hearing on the Second Court Date, provide to the Court (through its counsel):

(i)

a certificate signed by one of its directors and made in accordance with a resolution of its board confirming (in respect of matters within Afterpay’s knowledge) whether or not the Conditions Precedent for which it is responsible, as noted in clause 3.1 (other than paragraph (h)), have been satisfied or waived in accordance with clause 3, a draft of which must be provided to Square by 5.00pm on the Business Day prior to the Second Court Date; and

(ii)	any certificate provided to it by Square under clause 5.3(h);

(q)

(lodge copy of Court order) lodge with ASIC an office copy of the Court order approving the Scheme as approved by the Afterpay Shareholders at the Scheme Meeting in accordance with section 411(10) of the Corporations Act on the first Business Day after that office copy is received (or any later date agreed in writing by Square);

(r)	(Register) close the Register as at the Record Date to determine the identity of Scheme Participants and their entitlements to Scheme Consideration;

(s)	(instruments of transfer) subject to Square Acquirer satisfying its obligations under clause 4.3, on the Implementation Date:

(i)	execute proper instruments of transfer and effect the transfer of Afterpay Shares to Square Acquirer in accordance with the Scheme; and

(ii)	register all transfers of Afterpay Shares held by Scheme Participants to Square Acquirer;

(t)	(suspension of trading) apply to ASX to suspend trading in Afterpay Shares with effect from the close of trading on the Effective Date;

(u)

(listing) take all reasonable steps to maintain Afterpay’s listing on ASX, notwithstanding any suspension of the quotation of Afterpay Shares, up to and including one Business Day after the Implementation Date, including making appropriate applications to ASX and ASIC and take all steps reasonably requested by Square to obtain the approval of ASX to the de-listing of Afterpay following implementation of the Scheme;

(v)	(Australian Admission) assist Square to prepare all documents required by ASX to apply for Australian Admission;

(w)

(Registry details) subject to the terms of the Scheme, provide all necessary directions to the Registry promptly to provide any information that Square requires in relation to the Register, including any sub-register, and where requested by Square, Afterpay must procure whatever information to be provided in the electronic form as is reasonably requested by Square;

(x)

(proxy solicitation) if requested by Square, retain a proxy solicitation services firm to assist Afterpay with the solicitation of votes at the Scheme Meeting and provide Square with copies of or access to information regarding the Scheme Meeting generated by that firm, including promptly advising Square, at times that Square may reasonably request and at least on a daily basis on each of the last 5 Business Days prior to the date of the Scheme Meeting, as to the aggregate tally of the votes received by Afterpay in respect of the Scheme;

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(y)	(compliance with laws) do everything reasonably within its power to ensure that the Scheme is effected in accordance with all applicable laws and regulations; and

(z)	(other steps) do all other things necessary to give effect to the Scheme and the orders of the Court approving the Scheme in accordance with all applicable laws and regulations.

5.3	Square’s obligations

Square must take all reasonable steps to assist Afterpay to implement the Scheme on a basis consistent with this document and as soon as reasonably practicable, and in particular must:

(a)

(Investigating Accountant) jointly with Afterpay, appoint the Investigating Accountant and provide assistance and information reasonably required by the Investigating Accountant to enable it to prepare the Investigating Accountant’s Report;

(b)

(Australian Admission) prepare all documents required by ASX to apply for Australian Admission, apply to ASX for Australian Admission and use all reasonable endeavours to ensure that the ASX grants approval for Australian Admission on or before the Business Day after the Effective Date and that trading in New Square CDIs commences on ASX on a normal trading basis as soon as possible on or after the Implementation Date;

(c)

(assistance with Scheme Booklet and Court documents) promptly provide any assistance or information reasonably requested by Afterpay or its Representatives in connection with the preparation of the Scheme Booklet (including any supplementary disclosure to Afterpay Shareholders) and any documents required to be filed with the Court in respect of the Scheme, promptly review the drafts of the Scheme Booklet (including any updated or supplementary Scheme Booklet) prepared by Afterpay and provide comments on those drafts in a timely manner and in good faith;

(d)

(Square Information) prepare and promptly provide to Afterpay for inclusion in the Scheme Booklet the Square Information (in accordance in all material respects with all applicable laws, including the Corporations Act, Corporations Regulations, ASIC Regulatory Guide 60 and the Listing Rules) and consent to the inclusion of that information in the Scheme Booklet;

(e)

(further Square Information) promptly provide to Afterpay any further or new Square Information as may arise after the Scheme Booklet has been sent to Afterpay Shareholders and until the date of the Scheme Meeting as may be necessary to ensure that the Square Information contained in the Scheme Booklet is not, having regard to applicable disclosure requirements, false, misleading or deceptive in any material respect (including because of any material omission) and to ensure that there would be no breach of clause 12.3(h) if it applied as at the date on which the further or new Square Information arose;

(f)

(verification) undertake appropriate verification processes for the information supplied by Square in the Scheme Booklet and if requested by Afterpay in writing, provide a certificate to Afterpay attesting to the fact appropriate verification processes have been undertaken in respect of such information prior to lodgement of the Scheme Booklet (or any supplementary Scheme Booklet) with ASIC and prior to filing of the Scheme Booklet (or any supplementary Scheme Booklet) with the Court;

(g)	(Independent Expert information) provide any assistance or information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report;

(h)

(Consent) provide a consent and use all reasonable endeavours to obtain consents from third parties in such form as Afterpay reasonably requires in relation to the form and content in which the Square Information appears in the Scheme Booklet;

(i)	(Deed Poll) no later than the Business Day prior to the First Court Date, sign and deliver the Deed Poll;

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(j)

(representation) procure that, if requested by Afterpay or if Square so elects, Square is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Square will undertake (if requested by the Court) to do all such things and take all such steps within its power as are necessary in order to ensure fulfilment of its obligations under this document and the Scheme;

(k)

(Conditions Precedent certificate) before 8.00am on the Second Court Date, provide to Afterpay for provision to the Court at the hearing on that date a certificate signed by one of its officers and made in accordance with a resolution of its board confirming (in respect of matters within Square’s knowledge) whether or not the Conditions Precedent for which Square is responsible, as noted in clause 3.1 (other than paragraph (h)), have been satisfied of waived in accordance with clause 3, a draft of which must be provided to Afterpay by 5.00pm on the Business Day prior to the Second Court Date; and

(l)

(Scheme Consideration) if the Scheme becomes Effective, at the direction of and on behalf of Square Acquirer, issue the New Square Shares and New Square CDIs comprising the Scheme Consideration in the manner and amount contemplated by clause 4.3(c) and the terms of the Scheme.

5.4	Square Acquirer’s obligations

Square Acquirer must:

(a)	(Deed Poll) no later than the Business Day prior to the First Court Date, sign and deliver the Deed Poll;

(b)

(Scheme Consideration) if the Scheme becomes Effective, provide or procure the provision of the Scheme Consideration in the manner and amount contemplated by clause 4.3(b) and the terms of the Scheme; and

(c)	(Share transfer) if the Scheme becomes Effective, accept a transfer of the Afterpay Shares as contemplated by clause 4.3(a) and execute instruments of transfer in respect of the Afterpay Shares.

5.5	Scheme Booklet responsibility statement

The responsibility statement to appear in the Scheme Booklet, in a form to be agreed by the parties, will contain words to the effect of:

(a)

Afterpay has prepared, and is responsible for, the content of the Scheme Booklet other than, to the maximum extent permitted by law, the Square Information, the Independent Expert’s Report, the Investigating Accountant’s report or any other report or letter issued to Afterpay by a third party and that Square and its directors and officers do not assume any responsibility for the accuracy or completeness of the sections of the Scheme Booklet that Afterpay has prepared and has responsibility for; and

(b)

Square has prepared, and is responsible for, the Square Information in the Scheme Booklet (and no other part of the Scheme Booklet) and that Afterpay and its directors and officers do not assume any responsibility for the accuracy or completeness of the sections of the Scheme Booklet that Square has prepared and has responsibility for.

5.6	Disagreement on content of Scheme Booklet

If Square and Afterpay disagree on the form or content of the Scheme Booklet, they must consult in good faith to try to settle an agreed form of the Scheme Booklet. If complete agreement is not reached after reasonable consultation, then:

(a)

if the disagreement relates to the form or content of the Square Information or information related to the Merged Group contained in the Scheme Booklet, Afterpay will make any amendments as Square reasonably requires; and

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(b)

if the disagreement relates to the form or content of any other part of the Scheme Booklet, the Afterpay Board will, acting in good faith, decide the final form or content of the disputed part of the Scheme Booklet.

5.7	Verification

Afterpay and Square must each undertake appropriate verification processes for the information supplied by that party in the Scheme Booklet.

5.8	Conduct of Court proceeding

Afterpay and Square are entitled to separate representation at all Court proceedings relating to the Scheme. This document does not give Afterpay or Square any right or power to give undertakings to the Court for or on behalf of the other party without that party’s written consent. Afterpay and Square must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Scheme as contemplated by this document.

5.9	Appeal process

If the Court refuses to make orders convening the Scheme Meeting or approving the Scheme, Square and Afterpay must appeal the Court’s decision to the fullest extent possible except to the extent that:

(a)	the parties agree otherwise; or

(b)	an independent senior counsel advises that, in their opinion, an appeal would have no reasonable prospect of success before the End Date,

in which case either party may terminate this document in accordance with clause 13.1(g).

5.10	Minority Interests

(a)

As promptly as practicable after the date of this document, Afterpay must use all reasonable endeavours to ensure that, by the Record Date, there are no outstanding Minority Interests that are not owned, directly or indirectly, by Afterpay.

(b)	Without limitation to clause 5.10(a), Afterpay shall:

(i)

use all reasonable endeavours to take, or cause to be taken, all actions and steps reasonably determined by Square to acquire or cancel the Minority Interests that are not owned, directly or indirectly, by Afterpay by the Record Date;

(ii)

other than with Square’s prior approval, not do, or cause to be done, any thing (including making any payment or providing any consideration) set out in Attachment 2 of the Afterpay Disclosure Letter with respect to the Minority Interests;

(iii)	keep Square reasonably informed of its progress towards the close out of the Minority Interests; and

(iv)	use all reasonable endeavours to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions set out in Attachment 2 of the Afterpay Disclosure Letter.

(c)	Notwithstanding the foregoing, at Afterpay’s option any of the actions contemplated by clause 5.10(a) or 5.10(b) may be subject to, and conditioned upon, the Scheme becoming Effective.

(d)

For the avoidance of doubt, and subject at all times to Afterpay’s compliance with the provisions of clause 5.10(a) and clause 5.10(b), failure by Afterpay to ensure that, by the Record Date, there are no

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outstanding Minority Interests that are not owned, directly or indirectly, by Afterpay shall not constitute a breach of this document or give rise to the failure of any Condition Precedent or any right of termination of this document.

5.11	Integration Planning

(a)	The parties agree that:

(i)

they will establish an Executive Steering Committee as soon as reasonably practicable after the date of this document, which shall be comprised of (i) Cash App Lead and Seller Lead of Square and (ii) Co-CEOs of Afterpay; and

(ii)

subject to applicable law, the Executive Steering Committee shall, as promptly as practicable following the date of this document, meet to discuss and plan for the implementation of the Scheme and the integration of the business and affairs of the Afterpay Group with the Square Group following the implementation of the Scheme and shall meet from time to time at least once every month, with weekly contacts, and such other times as reasonably requested by either Square or Afterpay and reasonably agreed to by the other party.

(b)

Subject to applicable law, the parties shall cooperate and use all reasonable endeavours to take all actions as may be necessary or advisable to implement the plan for integration of the business and affairs of the Afterpay Group with the Square Group following the implementation of the Scheme.

5.12	No partnership or joint venture

Subject to this document, nothing in this clause requires either party to act at the direction of the other. The business of the Afterpay Group and the Square Group will continue to operate independently from the other until the Implementation Date. The parties agree that nothing in this document constitutes the relationship of a partnership or a joint venture between the parties.

6	Board recommendation

6.1	Afterpay Board recommendation

Subject to clause 9, the Afterpay Board must make and not withdraw or change its recommendation in favour of the Scheme, unless:

(a)

there is an Afterpay Superior Proposal and the Afterpay Board determines in good faith and acting reasonably, having received legal advice from its external legal advisers (who must be reputable advisers experienced in transactions of this nature) that failing to do so would constitute a breach of their fiduciary or statutory duties to Afterpay Shareholders; or

(b)

the Independent Expert concludes that the Scheme is not in the best interests of Afterpay Shareholders, or adversely changes its previously given opinion that the Scheme is in the best interests of Afterpay Shareholders.

6.2	Square Board recommendation

The Square Board must make and not withdraw or change its recommendation that Square Shareholders vote in favour of the issuance of the New Square Shares and Square A Shares underlying New Square CDIs, unless:

(a)	there is (i) an Intervening Event or (ii) a Square Superior Proposal; and

(b)

the Square Board determines in good faith and acting reasonably, having received legal advice from its external legal advisers (who must be reputable advisers experienced in transactions of this nature)

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that failing to do so would constitute a breach of their fiduciary or statutory obligations to Square Shareholders.

6.3	Withdrawal or change of recommendation

Without limiting and subject to clause 9, if the Afterpay Board proposes to withdraw or change its recommendation in accordance with clause 6.1 or if the Square Board proposes to withdraw or change its recommendation in accordance with clause 6.2:

(a)	the relevant party must notify the other party in writing as promptly as reasonably practicable; and

(b)

the parties must consult in good faith for 5 Business Days after the date on which the notification in clause 6.3(a) is given to consider and determine whether the recommendation in place at the time can be maintained. That recommendation cannot be withdrawn or changed in accordance with clause 6.1 or with clause 6.2 until the end of the consultation period (provided that, in the case of an actual, proposed or potential Afterpay Competing Transaction, Afterpay must comply with clause 9.8 in lieu of this clause 6.3).

7	Directors and employees

7.1	Appointment/retirement of Afterpay directors

On the Implementation Date, but subject to the Scheme Consideration having been provided to the Scheme Participants and receipt by Afterpay of signed consents to act, Afterpay must:

(a)	cause the appointment of each Incoming Director to the Afterpay Board as of such Implementation Date; and

(b)

procure that each of the Outgoing Directors retire from the Afterpay Board and provide written notice to the effect that they have no claim outstanding for loss of office, remuneration or otherwise against Afterpay or Square, in each case, in accordance with the Afterpay Constitution, the Corporations Act and the Listing Rules.

7.2	Directors’ and officers’ insurance

(a)

Subject to the Scheme becoming Effective and subject to the Corporations Act, Square undertakes in favour of Afterpay and each other person who is an Afterpay Indemnified Party that it will, for a period of 7 years from the Implementation Date:

(i)

ensure that the constitutions of Afterpay and each other member of the Afterpay Group (including any successor entities thereto) continue to contain the rules that are contained in those constitutions at the date of this document that provide for each company to indemnify each of its directors and officers against any liability incurred by that person in his or her capacity as a director or officer of the company to any person other than a member of the Square Group; and

(ii)

procure that Afterpay and each other member of the Afterpay Group comply with any deeds of indemnity, access and insurance entered into by them in favour of their respective directors and officers from time to time.

(b)

At or prior to the Implementation Date, Afterpay must purchase a 7-year prepaid “run-off” directors’ and officers’ liability insurance policy (“D&O Run-Off Policy”) on terms and conditions providing coverage retentions, limits and other material terms (including in relation to deductibles) substantially equivalent to the current policies of directors’ and officers’ liability insurance maintained by members of the Afterpay Group with respect to matters arising at or prior to the Implementation Date. In

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connection with obtaining such D&O Run-Off Policy, Afterpay must consult in good faith with Square regarding the proposed terms of the D&O Run-Off Policy and permit Square to participate in all negotiations over such terms.

7.3	Period of undertaking

The undertakings contained in clause 7.2 are given until the earlier of the end of the relevant period specified in that clause or the relevant member of the Afterpay Group ceasing to be part of the Square Group.

7.4	Release of Afterpay Indemnified Parties

Subject to the Corporations Act, Square releases its rights, and agrees with Afterpay that it will not make a claim against any Afterpay Indemnified Party (other than Afterpay and its Subsidiaries) as at the date of this document and from time to time in connection with:

(a)	any breach of any representations and warranties of Afterpay or any other Afterpay Group entity in this document; or

(b)	any disclosures containing any statement which is false or misleading whether in content or by omissions,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the Afterpay Indemnified Party has engaged in wilful misconduct or fraud. Nothing in this clause 7.4 limits any termination rights of Square under clause 13.1.

7.5	Benefit of undertaking for Afterpay Group

Afterpay acknowledges that it receives and holds the benefit of clause 7.2 and clause 7.4 to the extent it relates to each Afterpay Indemnified Party on behalf of each of them.

7.6	Release of Square Indemnified Parties

Subject to the Corporations Act, Afterpay releases its rights, and agrees with Square that it will not make a claim against any Square Indemnified Party (other than Square and its Subsidiaries) as at the date of this document and from time to time in connection with:

(a)	any breach of any representations and warranties of Square or any other Square Group entity in this document; or

(b)	any disclosures containing any statement which is false or misleading whether in content or by omissions,

whether current or future, known or unknown, arising at common law, in equity, under statute or otherwise, except where the Square Indemnified Party has engaged in wilful misconduct or fraud. Nothing in this clause 7.6 limits any termination rights of Afterpay under clause 13.1.

7.7	Benefit of undertaking for Square Group

Square acknowledges that it receives and holds the benefit of clause 7.6 to the extent it relates to each Square Indemnified Party on behalf of each of them.

7.8	Post-Implementation Square Board

(a)

Square shall appoint one Afterpay director as a member of the Square Board (who shall serve as a Class III director of Square), with such appointment to be effective as of immediately following the implementation of the Scheme.

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(b)

The director shall be selected by Square in consultation with Afterpay, and Square will consider in good faith the recommendation of Afterpay with respect thereto. Subject to Square’s board nomination process, Square shall use reasonable endeavours to select such director as soon as practicable after the date of this document.

7.9	Employee and Benefit Matters

(a)

Subject to the requirements of applicable law or regulation, each Continuing Employee, for the period from the Implementation Date and ending on the first anniversary of the Implementation Date (or, if earlier, the date of such Continuing Employee’s termination of employment with Afterpay and its affiliates, including the Square Group), the Square Group will provide to each Continuing Employee:

(i)

an annual total target compensation opportunity that is no less favourable than the annual total target compensation opportunity in effect for such Continuing Employee immediately prior to the Implementation Date (for the avoidance of doubt, including equity or equity-based compensation opportunities); and

(ii)

other benefits that are, in the aggregate, substantially comparable to the aggregate other benefits provided to such Continuing Employee immediately prior to the Implementation Date (excluding any defined benefit pension benefits or any one-time or non-recurring compensation or benefits).

(b)

For all purposes (including for purposes of determining eligibility to participate, level of benefits, vesting, and benefit accruals) under any plan, program, policy or arrangement maintained by the Square Group, including any vacation, paid time off and severance plans, each Continuing Employee’s service with or otherwise credited by the Afterpay Group shall be treated as service with the Square Group; provided that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits or for purposes of benefit accruals under any defined benefit pension plan.

(c)

The Square Group will use reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by the Square Group in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Implementation Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Afterpay Employee Plan immediately prior to the Implementation Date. The Square Group will use reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Implementation Date occurs for purposes of satisfying such year’s deductible, co-payment and out-of-pocket maximum limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Implementation Date.

(d)

This clause 7.9 shall be binding upon and shall inure solely to the benefit of each of the parties to this document, and nothing in this clause 7.9, express or implied, is intended to confer upon any other person (including, for the avoidance of doubt, any current or former directors, officers, employees, contractors or consultants of any of the Afterpay Group or the Square Group) any rights or remedies of any nature whatsoever under or by reason of this clause 7.9.

(e)	Nothing contained in this clause 7.9 shall:

(i)	be treated as an amendment of any Afterpay Employee Plan or any compensation or benefit plan, program, policy, contract or arrangement maintained by the Square Group or

(ii)	obligate either the Afterpay Group or the Square Group to (A) maintain any particular compensation or benefit plan, program, policy, contract or arrangement, except in accordance

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with the terms of such plan, program, policy, contract or arrangement, or (B) retain the employment of any particular employee.

8	Conduct of business

8.1	Overview

From the date of this document up to and including the Implementation Date, Afterpay must, and must cause each member of the Afterpay Group to, use all reasonable endeavours to conduct its business in all material respects in the ordinary course consistent with business plans and budgets Disclosed to Square and in substantially the same manner as previously conducted.

8.2	Specific obligations

Without limiting clause 8.1 and other than with the prior written approval of Square (such approval not to be unreasonably withheld or delayed), Afterpay must, during the period contemplated by clause 8.1, use all reasonable endeavours to ensure that Afterpay and each member of the Afterpay Group:

(a)	(business and material assets) maintains the condition of its business and material assets in all material respects;

(b)	(key officers and employees) keeps available the services of its key officers and key employees;

(c)	(relationships) preserves its material relationships with key customers, suppliers, licensors, licensees, joint venturers and others with whom it has business dealings in all material respects;

(d)

(change of control provisions) identifies any change of control or similar provisions in any contracts in limbs (b), (c) and (d) of the definition of Material Contracts (Specified Material Contracts) any other significant contracts as reasonably requested by Square, and obtain the consents of relevant persons who have rights in respect of those Specified Material Contracts, and cooperate with Square in good faith to discuss obtaining consent in respect of such other significant contracts for, the transactions contemplated by the Scheme, provided that:

(i)	Square must cooperate with, and provide reasonable assistance to Afterpay to obtain such consents, including by promptly providing any information reasonably required by counterparties;

(ii)	Afterpay is not required to make any payment to obtain any such consent prior to the Implementation Date;

(iii)	a failure by Afterpay or a member of the Afterpay Group to obtain any such consent in and of itself will not constitute a breach of this document by Afterpay; and

(iv)	this clause 8.2(d) shall not apply to any contract in respect of any Minority Interest, which shall be exclusively governed by clause 5.10.

8.3	Prohibited actions

Other than with the prior written approval of Square (such approval not to be unreasonably withheld or delayed) Afterpay must not, and must ensure that each member of the Afterpay Group does not, during the period referred to in clause 8.1:

(a)	(Material Contracts; Restraints)

(i)

other than in the ordinary course of business or as would not be adverse to the Afterpay Group or the Merged Group in any material respect, enter into, terminate (other than non-renewals occurring in the ordinary course of business), amend or waive any right under, or agree to do any of the foregoing with respect to, any contracts in limbs (a), (b), (c) or (d) of the definition of Material Contract; or

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(ii)

enter into any contract or commitment (A) restraining in any material respect any member of the Merged Group from competing with any person or conducting activities in any market, (B) obligating in any material respect any member of the Merged Group to conduct business with any third party on a preferential or exclusive basis or (C) containing “most favoured nation” or similar provisions that would bind the Merged Group in any material respect.

(b)	(lines of business) enter into any new line of business that is materially different to the Core Business or discontinue any material aspect of the Core Business;

(c)

(capital expenditure) incur or make any capital expenditures or enter into arrangements or agreements providing for capital expenditures or otherwise commit to do so, whether in one transaction or in a series of related transactions, in excess of A$20 million in the aggregate or individually;

(d)

(derivative instruments) enter into any agreement, arrangement or transaction with respect to derivative instruments (including swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments;

(e)

(accounting policies) change any accounting policy applied by a member of the Afterpay Group to report their financial position in any material respect other than any change required by a change in the Accounting Standards or US GAAP;

(f)

(tax) settle or compromise or make, change or revoke any concessions in relation to any material tax claims, liabilities or disputes or make any election in relation to tax, or otherwise engage in any transaction, act or event which gives rise to any tax liability which is outside the ordinary course of business as it was conducted prior to the date of this document;

(g)

(legal proceedings) settle any legal proceedings, claim, investigation, arbitration or other like proceedings, except where such settlement would result in monetary obligations involving the payment of monies of not more than A$1,500,000 (net of all amounts covered by existing insurance policies) in the aggregate or individually, does not involve the imposition of injunctive relief or other non-monetary obligations, including admission of wrongdoing (other than to pay such monies or customary confidentiality or other non-monetary obligations that are incidental to the agreement to pay such monies) on the Afterpay Group (or on the Merged Group after implementation of the Scheme) and would not create any adverse precedent that would be material to the Afterpay Group (or the Merged Group after implementation of the Scheme);

(h)

(compensation and employment arrangements) other than as required pursuant to the terms of an Afterpay Employee Plan in place as of the date of this document and included in the Afterpay Disclosure Materials, or adopted or amended not in violation of this document, or as is necessary to comply with clause 4.8(a):

(i)

increase the remuneration of, or otherwise vary the service or employment arrangements with, any of its current or former directors, officers, or employees, other than annual increases in remuneration or benefits for employees other than Level E2 or Level E3 employees, made in the ordinary course of business consistent with past practice that, in each case, do not exceed 10% of such individual’s annual cash compensation immediately prior to the increase or 5% of total payroll costs in the aggregate;

(ii)	grant any new equity-based awards or amend or modify the terms of any outstanding equity-based awards;

(iii)	pay or award, or agree to pay or award, any cash bonuses or cash incentive compensation, termination or retention payments;

(iv)	pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit in excess of those in place as of the date of

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this document and included in the Afterpay Disclosure Materials or permitted in accordance with clause 8.3(h)(vii);

(v)

enter into any new, or amend any existing, employment, change in control, retention or severance or termination agreement with any current or former director, officer, employee or other service provider, other than (i) agreements with new hires or newly promoted employees who are permitted to be hired or promoted under clause 8.3(h)(vii) where such agreements are materially consistent with those provided to other similarly situated employees and do not provide any retention, equity award grants or enhanced (change in control) severance or (ii) to provide severance compensation and severance benefits (excluding any enhanced change in control severance) in the ordinary course of business as it was conducted prior to the date of this document to employees who are terminated under circumstances permitted by clauses 8.3(h)(v) and 8.3(h)(vii);

(vi)

establish any Afterpay Employee Plan which was not in place as at the date of this document, or amend or terminate any Afterpay Employee Plan, other than (i) Afterpay Employee Plans that document any action not otherwise prohibited by this clause 8.3(h), (ii) de minimis administrative amendments or (iii) in connection with the annual renewal of health and welfare benefit plans, in each case, that do not have the effect of materially enhancing any benefits thereunder or otherwise result in materially increased costs to the Afterpay Group;

(vii)

offer employment to, promote an existing employee, or terminate the employment of any employee or individual service provider who is an employee at Level 7 and above, other than terminations for “cause” (as determined by the Afterpay Group in its reasonable discretion);

(viii)	enter into, amend or terminate any collective bargaining agreement or other labor agreement; or

(ix)

waive any non-competition or non-solicitation obligation of any direct report of either of the Afterpay Chief Executive Officers (each a “CEO Direct Report”) or any direct report of a CEO Direct Report;

(i)

(accelerate rights) accelerate or fund the rights of any of its directors, officers or employees to compensation or benefits of any kind (including under any Afterpay executive or employee share plans), other than as permitted under clause 8.3(h) or as required pursuant to the terms of an Afterpay Employee Plan in place as of the date of this document, or adopted or amended not in violation of this document;

(j)

(Intellectual Property) (A) sell, assign, transfer or grant any exclusive license to, or (B) abandon or permit to let lapse or expire (other than immaterial in-bound licenses to the Afterpay Group that the Afterpay Group would allow to expire in the ordinary course of business in accordance with their terms), any Intellectual Property material to the business of the Afterpay Group as conducted as of the date of this document, and as proposed by the Afterpay Group as of the date of this document to be conducted in the future;

(k)	(indebtedness) incur, assume, guarantee or become liable for any Indebtedness, other than:

(i)	intercompany Indebtedness;

(ii)	guarantees by Afterpay or any direct or indirect wholly owned Subsidiary of Afterpay of indebtedness of Afterpay or any other direct or indirect wholly owned Subsidiary of Afterpay;

(iii)	drawing down on undrawn amounts under the Afterpay Group’s warehouse facilities as of the date of this document to fund underlying sales in the ordinary course of business; or

(iv)

any Indebtedness incurred to refinance, roll over, replace or renew any Indebtedness already outstanding as of the date of this document, provided that (A) the principal amount of such refinancing, roll-over, replacement or renewed Indebtedness is not materially greater than the

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principal amount of the Indebtedness being refinanced, rolled over, replaced or renewed (plus accrued interest, and a reasonable amount of premium, fees and expenses incurred in connection with such refinancing), (B) such Indebtedness is on terms consistent in all material respects with the Indebtedness being refinanced, rolled over, replaced or renewed, taking into account conditions in the capital markets at the time such Indebtedness is incurred, and (C) such Indebtedness does not consist of securities or instruments convertible into securities;

(l)	(real property)

(i)	acquire or agree to acquire any material real property or enter into, or agree to enter into, any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee);

(ii)

sell, assign, dispose of, surrender or exercise any right to terminate, or agree to sell, assign, dispose of, surrender or exercise any right to terminate, any material lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) other than, in each case, expirations or surrenders of any leases or subleases in accordance with their terms or in the ordinary course of business;

(iii)	materially modify or amend or exercise any right to renew any material lease, or waive any material term or condition thereof or grant any consents thereunder; or

(iv)

grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting, in any material respect, any material real property leased by a member of the Afterpay Group, or any interest therein or part thereof;

(m)	(Prescribed Events) take any action that, or fail to take any action whose omission, would give rise to any Afterpay Prescribed Event; or

(n)	(agree) agree to do any of the matters set out above.

8.4	Exceptions to Afterpay conduct of business provisions

Nothing in this clause 8 restricts the ability of Afterpay to take any action which:

(a)	is expressly required or permitted by this document, the Scheme, or otherwise required by law or regulation;

(b)	would be required to enforce Square’s obligations under the Information Exchange Protocol;

(c)	has been Disclosed to Square in the Afterpay Disclosure Letter;

(d)	has been agreed to in writing by Square (with such agreement not to be unreasonably withheld, delayed or conditioned); or

(e)

is reasonably and prudently required to respond to any epidemic, pandemic (including COVID-19 or any COVID-19 Measures), hurricane, earthquake, flood, weather conditions, calamity or other natural disaster, act of God or other force majeure event (or any worsening of or recovery from any of the foregoing).

8.5	Square conduct of business

(a)

Other than with the prior written approval of Afterpay (such approval not to be unreasonably withheld, delayed or conditioned), Square must, from the date of this document up to and including the Implementation Date, use all reasonable endeavours to ensure that Square and each member of the Square Group:

(i)	(business and material assets) maintains the condition of its business and material assets in all material respects;

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(ii)	(key officers and employees) keeps available the services of its key officers and key employees; and

(iii)	(relationships) preserves its material relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom it has business dealings in all material respects.

(b)

Other than with the prior written approval of Afterpay (such approval not to be unreasonably withheld or delayed), from the date of this document up to and including the earlier of termination of this document in accordance with its terms and the Implementation Date, Square must, and must cause each member of the Square Group to, not take any action that, or fail to take any action whose omission, would give rise to any Square Prescribed Event.

(c)	Nothing in this clause 8.5 restricts the ability of Square to take any action which:

(i)	is expressly required or permitted by this document, the Scheme, or otherwise required by law or regulation;

(ii)	would be required to enforce Afterpay’s obligations under the Information Exchange Protocol;

(iii)	has been Disclosed to Afterpay in the Square Disclosure Letter;

(iv)	has been agreed to in writing by Afterpay (with such agreement not to be unreasonably withheld, delayed or conditioned); or

(v)

is reasonably and prudently required to respond to any epidemic, pandemic (including COVID-19 or any COVID-19 Measures), hurricane, earthquake, flood, weather conditions, calamity or other natural disaster, act of God or other force majeure event (or any worsening of or recovery from any of the foregoing).

8.6	Access to people and Afterpay Information

Between the date of this document and the Implementation Date, and subject to its obligations under the Information Exchange Protocol, Afterpay must, and must procure that each other member of the Afterpay Group:

(a)

as soon as reasonably practicable provides Square and its officers and advisers with any documents, records, and other information (subject to any existing confidentiality obligations owed to third parties, or applicable privacy laws) reasonably requested by them and provide Square and its officers and advisers with reasonable access to Afterpay’s officers and advisers which Square reasonably requires for the purposes of:

(i)	understanding Afterpay’s financial position (including its cash flow and working capital position), trading performance and management control systems;

(ii)	implementing the Scheme; and

(iii)	preparing for carrying on the business of Afterpay following implementation of the Scheme; and

(iv)	any other purpose which is agreed in writing between the parties (acting reasonably),

provided that compliance with any such request would not, in the reasonable opinion of Afterpay (acting in good faith), result in undue disruption to the Afterpay Group’s business and provided that Afterpay is not required to facilitate physical access where Afterpay is restricted from doing so by any COVID-19 Measures; and

(b)

Afterpay will not be required to provide any access or take any action contemplated by this clause 8.6 to the extent that to do so would breach the Information Exchange Protocol, any applicable law or regulation or any obligations of confidentiality owed to third parties as of the date of this document,

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or result in the loss of legal privilege or to do so would cause undue disruption to the Afterpay Group’s business, provided, that Afterpay shall, and shall cause its Subsidiaries to, use all reasonable endeavours to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including (x) obtaining any required consent from any third party and (y) redacting such information only to the extent necessary to comply with any law, regulation or obligation of confidentiality or to prevent loss of legal privilege) and to provide such information as to the applicable matter as can be conveyed.

8.7	Warehouse facilities

(a)	As soon as practicable after the date of this document, and in any event prior to the Implementation Date, Afterpay must, and must procure that each other member of the Afterpay Group:

(i)	applies to each relevant Financier for consent in relation to the implementation of the Scheme and the transaction contemplated by this document;

(ii)	use their reasonable endeavours to:

(A)	obtain the consent referred to in clause 8.7(a)(i) from each relevant Financier;

(B)	ensure that, once given, the consent from a Financier is not withdrawn, cancelled or revoked; and

(C)	keeps Square informed of progress in obtaining the consent from the Financiers.

(b)

Square must reasonably cooperate with, and provide reasonable assistance to, Afterpay to obtain such consents, including by promptly providing any information reasonably required by each relevant Financier.

(c)	Notwithstanding the foregoing:

(i)	Afterpay is not required to make any payment to obtain any such consent prior to the Implementation Date; and

(ii)

subject to Afterpay’s compliance with clause 8.7(a) and clause 8.7(b), a failure by Afterpay or a member of the Afterpay Group to obtain any consent of any Financier pursuant to this clause 8.7 will not constitute a breach of this document by Afterpay.

9	Exclusivity

9.1	No existing discussions

Afterpay represents and warrants that, other than the discussions with Square in respect of the Scheme, it is not currently in negotiations or discussions in respect of any Afterpay Competing Transaction with any person. From the date of this document, Afterpay will promptly enforce the terms of any confidentiality agreement entered into with a party other than Square in relation to an Afterpay Competing Transaction and will promptly request the return of all Afterpay Confidential Information from that party and terminate its access to any Afterpay Confidential Information on an ongoing basis. Afterpay agrees to not waive, and to enforce, any standstill obligations of that party (to the extent applicable).

9.2	No-shop

During the Exclusivity Period, Afterpay must ensure that neither it nor any of its Representatives directly or indirectly:

(a)	solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions; or

(b)	communicates any intention to do any of these things,

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with a view to obtaining any offer, proposal or expression of interest from any person in relation to an Afterpay Competing Transaction.

9.3	No-talk

Subject to clause 9.5, during the Exclusivity Period, Afterpay must ensure that neither it nor any of its Representatives:

(a)	negotiates or enters into negotiations or discussions regarding; or

(b)	participates in negotiations or discussions with any other person regarding,

an Afterpay Competing Transaction or any agreement, understanding or arrangement that could be reasonably expected to lead to an Afterpay Competing Transaction, even if that person’s Afterpay Competing Transaction was not directly or indirectly solicited, invited, encouraged or initiated by Afterpay or any of its Representatives or the person has publicly announced the Afterpay Competing Transaction.

9.4	Due diligence information

Subject to clauses 9.5 and 9.6, during the Exclusivity Period, Afterpay must ensure that neither it nor any of its Representatives in relation to an Afterpay Competing Transaction:

(a)

enables any other person other than Square or its Representatives to undertake due diligence investigations on any member of the Afterpay Group or their businesses or solicit, invite, initiate, encourage, facilitate or permit any other person other than Square or its Representatives to undertake due diligence investigations on any member of the Afterpay Group or any of their respective businesses or operations, in connection with the person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an Afterpay Competing Transaction; or

(b)

makes available to any other person, or permits any other person to receive, other than Square or its Representatives (in the course of due diligence investigations or otherwise) any non-public information relating to any member of the Afterpay Group or their businesses or operations in connection with the person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an Afterpay Competing Transaction.

9.5	Exceptions

Clause 9.3 and clause 9.4 do not apply to the extent that they restrict Afterpay or the Afterpay Board from taking or refusing to take any action with respect to a genuine Afterpay Competing Transaction that did not result, directly or indirectly, from a material breach of clauses 9.2, 9.3, or 9.4, provided that the Afterpay Board has determined, in good faith after receiving advice from its financial and external legal advisers:

(a)	that the Afterpay Competing Transaction is, or would reasonably be expected to become, an Afterpay Superior Proposal; and

(b)	that failing to respond to the Afterpay Competing Transaction would constitute a breach of the Afterpay Board’s fiduciary or statutory obligations,

provided that if Afterpay makes available to any such offeror any non-public information relating to any member of the Afterpay Group or their businesses or operations, Afterpay may only do so pursuant to a confidentiality agreement with terms no less favourable in the aggregate to Afterpay than those contained in the Confidentiality Agreement (provided that no such confidentiality agreement shall be required to contain any standstill or similar provisions).

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9.6	Further exceptions

Subject to the Confidentiality Agreement, nothing in this document prevents Afterpay from:

(a)	continuing to make normal presentations to, and to respond to enquiries from, brokers, portfolio investors and analysts in the ordinary course in relation to the Scheme or its business generally; or

(b)	fulfilling its continuous disclosure requirements as required by law.

9.7	Notice of unsolicited approach

(a)	During the Exclusivity Period, Afterpay must promptly (and in any event within 36 hours) inform Square if it or, to its knowledge, any of its Representatives:

(i)	receives any approach with respect to any Afterpay Competing Transaction;

(ii)

receives any request for information relating to any member of the Afterpay Group or any of their businesses or operations or any request for access to any non-public information of any member of the Afterpay Group in connection with a current or future Afterpay Competing Transaction; or

(iii)

provides any information relating to any member of the Afterpay Group or any of their businesses or operations to any person in connection with or for the purposes of a current or future Afterpay Competing Transaction.

(b)	A notice given under clause 9.7(a) must be accompanied by all material details of the relevant event, including (as the case may be):

(i)

the identity of the person who made the relevant approach, inquiry or proposal to initiate discussions or negotiations referred to in clause 9.7(a)(i), who made the relevant request for information referred to in clause 9.7(a)(ii), or to whom any information referred to in clause 9.7(a)(iii) was provided;

(ii)

the material terms and conditions (including price, conditions precedent, timetable and break or reimbursement fee (if any), or any other similar material terms) of any Afterpay Competing Transaction or any proposed Afterpay Competing Transaction (to the extent known); and

(iii)	the nature of the information requested and/or provided.

(c)	During the Exclusivity Period, Afterpay must promptly provide Square with:

(i)	in the case of written materials, a copy of; or

(ii)	in any other case, a written statement of,

any non-public information relating to Afterpay, its Related Bodies Corporate or any of their respective businesses and operations made available to or received by any person from Afterpay or any of its Representatives in connection with the person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, an Afterpay Competing Transaction and which differs from, or is more extensive than, the information which has been provided to Square.

(d)

Without limiting Afterpay’s other obligations under this clause 9.7, Afterpay shall keep Square reasonably informed on a prompt and timely basis of the status and material terms and of any material developments, discussions or negotiations regarding any Afterpay Competing Transaction or proposed Afterpay Competing Transaction and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), within 36 hours after the receipt or delivery thereof, keep Square reasonably informed on a prompt and timely basis as to the nature of any non-public information requested of Afterpay with respect thereto, and provide information regarding any Afterpay Competing Transaction or proposed Afterpay Competing Transaction reasonably requested by Square.

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9.8	Matching right

Without limiting clauses 9.2 and 9.3, during the Exclusivity Period, Afterpay:

(a)

must not enter into any agreement, arrangement or understanding (whether or not in writing) pursuant to which a third party or Afterpay proposes (or both a third party and Afterpay propose) to undertake or give effect to an actual, proposed or potential Afterpay Competing Transaction; and

(b)	must procure that the Afterpay Board does not change its recommendation in favour of the Scheme to publicly recommend an actual, proposed or potential Afterpay Competing Transaction,

unless:

(c)

the Afterpay Board acting in good faith after taking advice from its outside legal adviser and financial adviser of nationally recognized reputation, determines that the Afterpay Competing Transaction constitutes an Afterpay Superior Proposal;

(d)

the Afterpay Board, after receiving such legal advice from its external legal advisers of nationally recognized reputation, determines that the failure to take such actions specified in clause 9.8(a) and/or 9.8(b) would constitute a breach of the Afterpay Board’s fiduciary or statutory duties to Afterpay Shareholders;

(e)

Afterpay has provided Square with the material terms and conditions of the Afterpay Competing Transaction to the extent required by clause 9.7(b) and a written explanation as to why it considers that the Afterpay Competing Transaction constitutes an Afterpay Superior Proposal;

(f)

for at least 5 Business Days, Afterpay and its Representatives have negotiated in good faith with Square and its Representatives, to the extent Square wishes to negotiate and make itself reasonably available to negotiate, to enable Square to propose revisions to the terms of this document; and

(g)

upon the expiry of such negotiation period, the Afterpay Board has considered in good faith any binding proposed revisions to the terms of this document proposed by Square, and has determined in good faith, after taking advice from its outside legal adviser and financial adviser of nationally recognized reputation, that such Afterpay Competing Transaction would nevertheless continue to constitute an Afterpay Superior Proposal if such revisions proposed by Square were to be given effect and that the failure to take the actions specified in clause 9.8(a) and/or 9.8(b) would continue to constitute a breach of the Afterpay Board’s fiduciary or statutory duties to Afterpay Shareholders.

Afterpay agrees that each successive material modification to the terms of any Afterpay Competing Transaction will constitute a new Afterpay Competing Transaction for the purposes of clause 9.8 and accordingly Afterpay must comply with this clause 9.8 in respect of any new Afterpay Competing Transaction.

9.9	Legal advice

Each of Afterpay and Square acknowledges that it has received legal advice on this document and the operation of this clause.

10	Afterpay Break Fee

10.1	Background

This clause has been agreed in circumstances where:

(a)

Square and Afterpay believe that the Scheme will provide significant benefits to Afterpay, Square, and their respective shareholders, and Square and Afterpay acknowledge that, if they enter into this document and the Scheme is subsequently not implemented, Square will incur significant costs, including those set out in clause 10.5;

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(b)	Square requested that provision be made for the Break Fee, without which Square would not have entered into this document;

(c)	both the Square Board and Afterpay Board believe that it is appropriate for both parties to agree to the payment referred to in this clause to secure Square’s participation in the Scheme; and

(d)	both parties have received legal advice on this document and the operation of this clause.

10.2	Payment by Afterpay to Square

Afterpay agrees to pay the Break Fee to Square without withholding or set off if:

(a)	(Competing Transaction) before the Effective Date an Afterpay Competing Transaction is publicly announced or made and within 12 months of the End Date, an Afterpay Competing Transaction is completed;

(b)

(change of recommendation) Square validly terminates this document in accordance with clause 13.1(b), except where the relevant change, withdrawal or modification of the Afterpay Board’s recommendation is made (i) after the Independent Expert concludes that in the opinion of the Independent Expert the Scheme is not in the best interests of Afterpay Shareholders (other than where the reason for such opinion is an Afterpay Competing Transaction) or (ii) in circumstances arising as a result of Square’s material breach of a term of this document;

(c)	(Afterpay Superior Proposal) Afterpay validly terminates this document in accordance with clause 13.1(f); or

(d)	(material breach) Square validly terminates this document in accordance with clause 13.1(e).

10.3	No amount payable if Scheme becomes Effective

Notwithstanding the occurrence of any event in clause 10.2, if the Scheme becomes Effective:

(a)	no amount is payable by Afterpay under clause 10.2; and

(b)	if any amount has already been paid under clause 10.2 it must be refunded by Square.

10.4	Timing of payment

(a)	A demand by Square for payment of the Break Fee under clause 10.2 must:

(i)	be in writing;

(ii)	be made after the occurrence of the event in that clause giving rise to the right to payment;

(iii)	state the circumstances which give rise to the demand; and

(iv)	nominate an account in the name of Square into which Afterpay must pay the Break Fee.

(b)	Afterpay must pay the Break Fee to Square under clause 10.2 without withholding or set off within 5 Business Days of receipt by Afterpay of a valid demand for payment from Square under clause 10.4(a).

The demand may only be made after the occurrence of an event referred to in clause 10.2.

10.5	Nature of payment

The Break Fee is an amount to compensate Square for:

(a)	advisory costs;

© King & Wood Mallesons	Scheme Implementation Deed	55

(b)	costs of management and directors’ time;

(c)	out-of-pocket expenses;

(d)	the distraction of Square’s management from conducting Square’s business as usual caused by pursuing the Scheme;

(e)

reasonable opportunity costs incurred by Square in pursuing the Scheme or in not pursuing alternative acquisitions or strategic initiatives which Square could have developed to further its business and objectives; and

(f)	damage to Square’s reputation associated with a failed transaction and the implications of that damage to Square’s business.

The parties agree that the costs incurred are of a nature that they cannot be accurately quantified and that a genuine pre-estimate of the costs would equal or exceed the Break Fee.

10.6	Afterpay’s limitation of liability

Notwithstanding any other provision of this document but subject to clause 4.2, except for fraud or wilful material breach of this document by Afterpay:

(a)	the maximum liability of Afterpay to Square under or in connection with this document including in respect of any breach of this document will be the amount of the Break Fee; and

(b)

the payment by Afterpay of the Break Fee represents the sole and absolute amount of liability of Afterpay under or in connection with this document and no further damages, fees, expenses or reimbursements of any kind will be payable by Afterpay in connection with this document, provided that nothing in this clause 10.6 impacts Square’s ability to seek and obtain the remedy of specific performance.

11	Square Break Fee

11.1	Background

This clause has been agreed in circumstances where:

(a)

Square and Afterpay believe that the Scheme will provide significant benefits to Square, Afterpay and their respective shareholders, and Square and Afterpay acknowledge that, if they enter into this document and the Scheme is subsequently not implemented, Afterpay and Afterpay Shareholders will incur significant costs including those set out in clause 11.5;

(b)	Afterpay requested that provision be made for the payment of the Break Fee, without which Afterpay would not have entered into this document;

(c)	both the Square Board and Afterpay Board believe that it is appropriate for both parties to agree to the payment referred to in this clause to secure Afterpay’s participation in the Scheme; and

(d)	both parties have received legal advice on this document and the operation of this clause.

11.2	Payment by Square to Afterpay

Square agrees to pay the Break Fee to Afterpay without withholding or set off if the Scheme does not proceed because:

(a)

(Adverse Recommendation Change) Afterpay validly terminates this document in accordance with clause 13.1(c), except where the relevant change, withdrawal or modification of the Square Board’s recommendation is made in circumstances arising as a result of Afterpay’s material breach of a term of this document;

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(b)	(material breach) Afterpay validly terminates this document in accordance with clause 13.1(e);

(c)

(failure to obtain Square Shareholder Approval) (i) Square or Afterpay validly terminates this document in accordance with 13.1(g) because Square has failed to obtain the Square Shareholder Approval at the Square Shareholder Meeting or (ii) this document is terminated by Afterpay in accordance with clause 13.1(a) without the Square Shareholder Meeting having been held, in each case provided that the Square Board has not changed, withdrawn or adversely modified its recommendation to the Square Shareholders that they vote in favour of the issuance of New Square Shares and Square A Shares underlying New Square CDIs for the Scheme; or

(d)	(Square Competing Transaction) before the Effective Date a Square Competing Transaction is publicly announced or made and within 12 months of the End Date, a Square Competing Transaction is completed.

11.3	No amount payable if Scheme becomes Effective

Notwithstanding the occurrence of any event in clause 11.2, if the Scheme becomes Effective:

(a)	no amount is payable by Square under clause 11.2; and

(b)	if any amount has already been paid under clause 11.2 it must be refunded by Afterpay.

11.4	Timing of payment

(a)	A demand by Afterpay for payment of the Break Fee under clause 11.2 must:

(i)	be in writing;

(ii)	be made after the occurrence of the event in that clause giving rise to the right to payment;

(iii)	state the circumstances which give rise to the demand; and

(iv)	nominate an account in the name of Afterpay into which Square must pay the Break Fee.

(b)	Square must pay the Break Fee to Afterpay without withholding or set off within 5 Business Days of receipt by Square of a valid demand for payment from Afterpay under clause 11.4(a).

The demand may only be made after the occurrence of an event referred to in clause 11.2.

11.5	Nature of payment

The Break Fee is an amount to compensate Afterpay for:

(a)	advisory costs

(b)	costs of management and directors’ time;

(c)	out-of-pocket expenses;

(d)	the distraction of Afterpay’s management from conducting Afterpay’s business as usual caused by pursuing the Scheme;

(e)	reasonable opportunity costs incurred by Afterpay in pursuing the Scheme or in not pursuing strategic initiatives which Afterpay could have developed to further its business and objectives; and

(f)	damage to Afterpay’s reputation associated with a failed transaction and the implications of that damage to Afterpay’s business.

The parties agree that the costs incurred are of a nature that they cannot be accurately quantified and that a genuine pre-estimate of the costs would equal or exceed the Break Fee.

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11.6	Square’s limitation of liability

Notwithstanding any other provision of this document but subject to clause 4.2, except for fraud or wilful material breach of this document by Square:

(a)	the maximum liability of Square to Afterpay under or in connection with this document including in respect of any breach of this document will be the amount of the Break Fee;

(b)

the payment by Square of the Break Fee represents the sole and absolute liability of Square under or in connection with this document and no further damages, fees, expenses or reimbursements of any kind will payable by Square under or in connection with this document; and

(c)

nothing in this clause limits Square’s liability under (i) the Deed Poll or for failure to make any payment required under clause 4.2 or (ii) impacts Afterpay’s ability to seek and obtain the remedy of specific performance.

12	Representations and warranties

12.1	Afterpay’s representations and warranties

Except as Disclosed to Square in the Afterpay Disclosure Material (other than clause 12.1(o)(i)) or except as Disclosed to Square in the Afterpay Disclosure Letter (in the case of clause 12.1(o)(i)), Afterpay represents and warrants to Square (on its own behalf and separately as trustee or nominee for each of the Square directors) that each of the following statements is true and correct:

(a)	(status)

(i)

it and each other member of the Afterpay Group has been incorporated or formed in accordance with the laws of its place of incorporation and remains in good standing thereunder, except in the case of such other members, where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect;

(ii)	there are no restrictions on the ability of any Afterpay Subsidiary to pay dividends or distributions except for restrictions imposed by applicable law.

(b)	(power)

(i)	it has power to enter into this document, to comply with its obligations under it and exercise its rights under it;

(ii)

it and each other member of the Afterpay Group has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, except in relation to such other members, where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect;

(c)	(no contravention) the entry by it into, and its compliance with its obligations and the exercise of its rights under, this document does not and will not conflict with or breach:

(i)	its constituent documents or cause a limitation on its powers or the powers of its directors to be exceeded;

(ii)	any applicable law binding on it or its assets, except where any conflict would not, individually or in the aggregate, reasonably be expected to have an Afterpay Material Adverse Effect; or

(iii)

any other document or agreement that is binding on any member of the Afterpay Group, except where any conflict or breach would not, individually or in the aggregate, reasonably be expected to have an Afterpay Material Adverse Effect;

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(d)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the NYSE, SEC, ASX, or ASIC;

(ii)

the filing of any required applications, filings and notices, as applicable, with FIRB, OIO, Deputy General Directorate of Foreign Investments (“Subdirección General de Inversiones Exteriores”) (or other competent public authority), Bank of Spain, ACCC and the U.S. Federal Trade Commission and the U.S. Department of Justice under the HSR Act; and

(iii)	approval of the Scheme by Court,

no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with:

(iv)	the execution and delivery by it of this document; or

(v)	the implementation of the Scheme and the other transactions contemplated by this document;

except for such consents, approvals, filings or registrations that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect;

(e)

(authorisations) it has in full force and effect each authorisation necessary for it to enter into this document, to comply with its obligations and exercise its rights under it, and to allow them to be enforced;

(f)	(validity of obligations) its obligations under this document are valid and binding and are enforceable against it in accordance with its terms;

(g)

(reliance) the Afterpay Information contained in the Scheme Booklet will be included in good faith and on the understanding that Square and its directors will rely on that information for the purposes of considering and approving the Square Information in the Scheme Booklet before it is despatched, approving the entry into the Deed Poll and implementing the Scheme;

(h)

(Afterpay Information) the Afterpay Information provided in accordance with this document and included in, or incorporated by reference into, the Scheme Booklet and the Square Registration/Proxy Statement, as applicable, as at the date of the Scheme Booklet, the date the Square Registration/Proxy Statement or any amendment or supplement thereto is filed with the SEC or mailed to the Square Shareholders or at the time of the Square Shareholder Meeting, as applicable, will not contain any material statement which is misleading or deceptive nor contain any material omission having regard to applicable disclosure requirements and will comply in all material respects with the requirements of the Corporations Act, the Listing Rules, all relevant regulatory guides and other guidelines and requirements of ASIC, the Securities Act and the Exchange Act, as applicable;

(i)

(continuous disclosure) Afterpay has complied in all material respects with its continuous disclosure obligations under the Listing Rules and is not relying on the carve-out in Listing Rule 3.1A to withhold any information from disclosure (other than the transaction contemplated by this document);

(j)

(Afterpay Disclosure Materials) the Afterpay Disclosure Materials have been prepared and provided in good faith and, except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect, are accurate and are not misleading, whether by way of omission or otherwise, except that no representation is made with respect to any projections or other forward looking information included in the Afterpay Disclosure Materials;

(k)	(compliance)

(i)	except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect, the Afterpay Group has (A) since 1 July 2018 complied with all

© King & Wood Mallesons	Scheme Implementation Deed	59

Australian and foreign laws and regulations applicable to it, (B) complied with all written agreements, consent agreements, memoranda of understanding or similar undertakings with any Governmental Authority and (C) maintained all licenses, permits and authorisations necessary for it to conduct its respective businesses as presently being conducted, and no suspension or cancellation of any such licenses, permits and authorisations is pending or, to the knowledge of Afterpay, threatened;

(ii)

no member of the Afterpay Group is a party to any, and there are no outstanding or pending or, to the knowledge of Afterpay, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against a member of the Afterpay Group or any of their directors or officers (in their capacity as such) which would reasonably be expected to, individually or in the aggregate, have an Afterpay Material Adverse Effect, or, as of the date of this document, challenging the validity or propriety of the Scheme or other transactions contemplated by this document;

(iii)	there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon any member of the Afterpay Group or the assets thereof; and

(iv)

except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect, no member of the Afterpay Group is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since 1 July 2018, a recipient of any supervisory letter from, or since 1 July 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently restricts in any respect or would reasonably be expected to restrict in any respect the conduct of its business or would prevent or materially impair the ability of Afterpay to implement the Scheme and the transactions contemplated by this document, nor has any member of the Afterpay Group been advised since 1 July 2018 by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such agreement;

(l)

(provision of information to Independent Expert) all information provided by or on behalf of Afterpay to the Independent Expert to enable the Independent Expert’s Report to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s Report;

(m)

(provision of information to Investigating Accountant) all information provided by or on behalf of Afterpay to the Investigating Accountant to enable the Investigating Accountant’s Report to be prepared and completed will be provided in good faith and on the understanding that the Investigating Accountant will rely upon that information for the purpose of preparing the Investigating Accountant’s Report;

(n)

(no default) no member of the Afterpay Group is in default under any document, agreement or instrument binding on it or its assets nor has anything occurred which is or would with the giving of notice or lapse of time constitute an event of default, prepayment event or similar event, or give another party a termination right or right to accelerate any right or obligation, under the document or agreement with that effect, except where such default or occurrence would not, individually or in aggregate, reasonably be expected to have an Afterpay Material Adverse Effect;

(o)	(securities)

(i)	as at the date of this document, (i) its issued securities are 290,073,416 ordinary shares and (ii) Afterpay has not issued or agreed to issue any other securities or instruments which are still

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outstanding and which may convert into Afterpay Shares, other than as set out in the Afterpay Disclosure Letter;

(ii)

it owns, directly or indirectly, all of the issued and outstanding shares or other equity ownership interests of each Subsidiary of Afterpay, free and clear of any Encumbrance (other than transfer restrictions under applicable securities laws), and all of such shares or equity ownership interests are duly authorised and validly issued and are fully paid, nonassessable and free of pre-emptive rights;

(iii)

other than the shares or other equity ownership interests described in clause 12.1(o)(ii), there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, pre-emptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any Subsidiary of Afterpay, or contracts, commitments, understandings or arrangements by which any Subsidiary of Afterpay may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such Subsidiary, or otherwise obligating any Subsidiary of Afterpay to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing;

(p)	(no Encumbrances) there are no material Encumbrances over all or any of the assets or revenues of the Afterpay Group;

(q)	(Insolvency event) neither Afterpay nor any other material member of the Afterpay Group is Insolvent;

(r)

(Afterpay Shares not indirect Australian real property interests) the relevant Afterpay Shares held by each Scheme Participant are not, and until (and including) the Implementation Date will not be, indirect Australian real property interests within the meaning of Division 855 of the Tax Act for the Scheme Participant;

(s)	(financial information and filings)

(i)	the financial statements of the Afterpay Group included (or incorporated by reference) in Afterpay Reporting Documents (as defined below), including the related notes, where applicable:

(A)	have been prepared in accordance with the requirements of the Corporations Act and any other applicable laws and in accordance with the Accounting Standards; and

(B)

give a true and fair view in all material respects of the consolidated financial position of the Afterpay Group and the consolidated results of operations and changes in cash flows and equity of the Afterpay Group as of the respective dates and for the periods therein set forth;

(ii)

to the extent any of the books and records of Afterpay and its Subsidiaries are required to be maintained in accordance with the Accounting Standards, the Corporations Act and other applicable laws, such books and records have been since 1 July 2018, and are being, maintained in all material respects in accordance with the Accounting Standards;

(iii)

except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect, no member of the Afterpay Group has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than those liabilities (A) that are reflected or reserved against on the consolidated balance sheet of the Afterpay Group included in its half year report for the half year ended 31 December 2020 (including any notes thereto), (B) incurred in the ordinary course of business since 31 December 2020, or (C) incurred in connection with this document and the transactions contemplated by this document;

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(iv)

since 1 July 2018, no independent public accounting firm of Afterpay has resigned (or informed Afterpay that it intends to resign) or been dismissed as independent public accountants of Afterpay as a result of or in connection with any disagreements with Afterpay on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure;

(v)	except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect, since 1 July 2018:

(A)

no member of the Afterpay Group, nor, to the knowledge of Afterpay, any director, officer, auditor, accountant or Representative of any member of the Afterpay Group, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of Afterpay, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of any member of the Afterpay Group or their respective internal accounting controls, including any complaint, allegation, assertion or claim that a member of the Afterpay Group has engaged in inappropriate accounting or auditing practices; and

(B)

no employee of or legal adviser representing a member of the Afterpay Group, whether or not employed by a member of the Afterpay Group, has reported in writing evidence of a breach of securities laws, breach of fiduciary duty or similar breach by a member of the Afterpay Group or any of its directors, officers, employees or agents to the Afterpay Board or any committee thereof or the board of directors or similar governing body of any Subsidiary of Afterpay or any committee thereof, or to the knowledge of Afterpay, to any officer of a member of the Afterpay Group;

(vi)

since 1 July 2018, it has timely filed with ASIC and the ASX all required material reports, schedules, prospectuses, forms, statements, notices and other documents required to be filed with ASIC and the ASX, including any notices required to be filed by the Listing Rules (all of those documents being the “Afterpay Reporting Documents”);

(vii)

as of its date, each Afterpay Reporting Document complied in all material respects with the requirements of the Corporations Act and the Listing Rules and all rules, regulations and policy statements under the Corporations Act and the Listing Rules; and

(viii)

none of the Afterpay Reporting Documents as of the date of their respective filings (or, if amended or superseded by a filing prior to the date of this document, on the date of such amended or superseding filing) contained an untrue statement of a material fact or omitted to state a material fact required to be stated in it or necessary to prevent the statement made from being false or misleading in the circumstances in which it has been made;

(t)

(asset control) except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect, all the material tangible assets listed in the Afterpay Reporting Documents are (i) fully paid for, (ii) either the absolute property of a member of the Afterpay Group free and clear of all material encumbrances or used by an Afterpay Group Member under a contract under which it is entitled to use the assets on the terms and conditions of such contract, (iii) not the subject of any lease or hire purchase agreement or agreement for purchase on deferred terms, other than in the ordinary course of business, (iv) in the possession of an Afterpay Group Member, its agent or nominee, or (v) not the subject of any agreements or arrangements to dispose or not to dispose or that otherwise restrict their use or disposal, except as provided for, or taken into account in the preparation of, the Afterpay Reporting Documents;

(u)

(certain payments) except as would not reasonably be expected to be, individually or in the aggregate, material to the Afterpay Group (taken as a whole), since 1 July 2018, no member of the Afterpay Group or, to Afterpay’s knowledge, any of its respective officers, directors, employees,

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agents or representatives has, directly or indirectly, in connection with the business of the Afterpay Group: (i) made, offered or promised to make or offer any unlawful payment, loan or transfer of anything of value to or for the benefit of any government official, candidate for public office, political party or political campaign; (ii) paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (iii) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (iv) established or maintained any unlawful fund of corporate monies or other properties; (v) created or caused the creation of any false or inaccurate books and records of the Afterpay Group or any of its members related to any of the foregoing; or (vi) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§78dd-1, et seq., the UK Bribery Act of 2010, or any other applicable anti-corruption or anti-bribery law;

(v)	(broker’s fees)

(i)

with the exception of the engagement of Goldman, Sachs & Co. LLC, Qatalyst Partners LP and Highbury Partnership Pty Ltd, no member of the Afterpay Group, nor any of their respective officers or directors has employed any broker, finder or financial adviser or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Scheme or transactions contemplated by this document; and

(ii)

a true and complete copy of the engagement letter with each of Goldman, Sachs & Co. LLC, Qatalyst Partners LP and Highbury Partnership Pty Ltd has been made available to Square prior to the date of this document, which have not been modified;

(w)	(absence of certain changes or events)

(i)

since 31 December 2020 through to the date of this document, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonable be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect; and

(ii)	since 31 December 2020 through to the date of this document, the Afterpay Group has carried on its business in all material respects in the ordinary course;

(x)	(taxes) except as would not reasonably be expected to have, individually or in aggregate, an Afterpay Material Adverse Effect:

(i)

all Tax Returns required to be lodged by a member of the Afterpay Group have been lodged on a timely basis with the relevant Governmental Authority and are or will be true, complete and correct in all material respects;

(ii)

all Taxes for which a member of the Afterpay Group is liable that are or have been due and payable, including any penalty or interest, have been paid or appropriately reserved for in the financial statements of the Afterpay Group, and any obligation on a member of the Afterpay Group under any Tax Law to withhold amounts at source on account of Tax has been complied with;

(iii)

there is no current, pending or threatened dispute between a member of the Afterpay Group and any Governmental Authority in respect of any Tax, and no such dispute is anticipated, nor, to Afterpay’s knowledge, is there any current, pending or threatened audit or investigation of a member of the Afterpay Group;

(iv)	each member of the Afterpay Group has maintained proper and adequate records to enable it to comply with its obligations to:

(A)	prepare and submit any information, notices, computations, returns and payments required in respect of any Tax Law;

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(B)	prepare any accounts necessary for the compliance of any Tax Law; and

(C)	retain necessary records as required by any Tax Law;

(v)

no member of the Afterpay Group has a permanent establishment (within the meaning of an applicable Tax treaty) in, or otherwise conducts a trade or business in, any jurisdiction outside of the relevant member of the Afterpay Group’s place of incorporation;

(vi)	to Afterpay’s knowledge, no member of the Afterpay Group has entered into or been party to any transaction which contravenes the anti-avoidance provisions of any Tax Law;

(vii)

no member of the Afterpay Group has taken any action which has or might alter or prejudice any arrangement, agreement or tax ruling which has previously been negotiated with or obtained from the relevant Governmental Authority or under any Tax Law;

(viii)	no member of the Afterpay Group is or is expected to become liable to pay, reimburse or indemnify any person in respect of any Tax because of the failure of any other person to discharge that Tax;

(ix)

each member of the Afterpay Group has been a resident for tax purposes in the jurisdiction of incorporation (other than Touchcorp Limited, a Bermudan entity which is resident for tax purposes in Australia);

(x)	since 1 July 2018, the office of public officer of each member of the Afterpay Group as required under any Tax Law has been occupied without vacancy thereof;

(xi)	no dividend or other distribution has been paid or will be paid by Afterpay:

(A)	in respect of which the required franking amount (as provided for in Subdivision 202-D of the Tax Act) exceeded the franked amount (as defined in section 200-15 of the Tax Act) of the dividend;

(B)	giving rise to franking deficit tax as provided for in section 205-45 of the Tax Act;

(C)	which has been franked with franking credits in excess of the maximum franking credit for the distribution (as provided for in Subdivision 202-D of the Tax Act); or

(D)

which has been franked in breach of the benchmark rule and which would result in Afterpay either being liable to pay over-franking tax where the franking percentage for the distribution exceeds the entity’s benchmark franking percentage or gives rise to a franking debit where the franking percentage is less than the entity’s benchmark franking percentage (as provided for in Division 203 of the Tax Act);

(xii)

all documents and transactions entered into or made by a member of the Afterpay Group which are required to be stamped have been duly stamped and appropriately lodged with the relevant Governmental Authority, and there are no outstanding assessments of duty (including fines, penalties and interest) in respect of any document, instrument or statement which a member of the Afterpay Group is liable to pay stamp duty on, nor any requirement on the part of a member of the Afterpay Group to upstamp any document or instrument in the future on account of any interim stamping or assessment nor any requirement on the part of a member of the Afterpay Group to lodge and pay stamp duty for any transaction that has occurred but for which the liability to stamp duty has not yet arisen;

(xiii)

since 1 July 2016, no member of the Afterpay Group has obtained, wholly or in part, any corporate reconstruction concession, exemption or ex gratia relief from payment of duty in any Australian jurisdiction;

(xiv)	no event has occurred which has resulted in any duty from which a member of the Afterpay Group obtained relief (including but not limited to corporate reconstruction exemption or

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concession or ex gratia relief), becoming payable, and the implementation of the Scheme will not result in any such duty becoming payable;

(xv)

as at the date of this document, Afterpay is not and has not been a “controlled foreign corporation” as defined in section 957 of the Code (or any similar provision of state, local or foreign law) and no member of the Afterpay Group is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code;

(xvi)

no member of the Afterpay Group is or has been (i) a “surrogate foreign corporation” within the meaning of section 7874(a)(2)(B) of the Code or (ii) treated as a U.S. corporation under section 7874(b) of the Code;

(xvii)	each Afterpay Share is not an Indirect Australian Real Property Interest within the meaning of section 855-25 of the Tax Act; and

(xviii)

each member of the Afterpay Group is in material compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology between members of the Afterpay Group. All intercompany agreements have been adequately documented, and such documents have been duly executed in a timely manner. The prices for any property or services (or for the use of any property) provided by or to a member of the Afterpay Group are arm’s-length prices for purposes of all applicable transfer pricing laws;

(y)	(employees);

(i)

each member of the Afterpay Group has complied in all material respects with its obligations under employment and industrial laws, individual contracts of employment with its employees and any industrial awards, industrial agreements and legislation which apply to its employees (including laws relating to employment, tax, superannuation and workers’ compensation), except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect;

(ii)

no member of the Afterpay Group is a party to any workplace agreement with a works council, trade union or industrial organisation, group of employees or individual employees in respect of the employees of the Afterpay Group and their employment and no industrial awards or workplace agreements apply to any employees of a member of the Afterpay Group other than those agreements identified in the Afterpay Disclosure Materials;

(iii)

no employee of the Afterpay Group has provided Afterpay or another member of the Afterpay Group with written notice of any pending or threatened claim (other than routine claims for benefits) against any member of the Afterpay Group which remains outstanding as at the date of this document and which could reasonably be expected to, individually or in the aggregate, have an Afterpay Material Adverse Effect;

(iv)

no member of the Afterpay Group has been involved in any employment or industrial law-related proceedings or dispute with any union or employee at any time since 1 July 2018 that could reasonably be expected to, individually or in the aggregate, have an Afterpay Material Adverse Effect, and, to the knowledge of Afterpay, there are not any circumstances that would reasonably be likely to give rise to any such industrial dispute or negotiation;

(v)

other than as Disclosed to Square, neither the execution of this document nor the implementation of the transactions contemplated by this document will (alone or in combination with one or more events or circumstances, including any termination of employment or service): (A) result in any compensation or benefit (including severance, golden parachute, bonus or otherwise) becoming due to any Afterpay employee or service provider (except as provided by applicable law); (B) increase or otherwise enhance any compensation or benefit otherwise payable to any such individual; (C) result in

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the acceleration of the time of payment, funding or vesting of any compensation or benefit under any Afterpay Employee Plan; (D) result in the acceleration or forgiveness (in whole or in part) of any outstanding loan to any Afterpay employee or service provider; (E) require any contributions or payments to fund any obligations under any Afterpay Employee Plan; or (F) except for payments consented to in writing by Square, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code);

(vi)

to the knowledge of Afterpay, there is no pending demand for recognition or any other request or demand from a labour organisation for representative status with respect to any Afterpay Employee as of the date of this document; and

(vii)

there is no material labour dispute, strike, walkout, picketing, lockout, or work stoppage against the Afterpay Group pending or, to the knowledge of Afterpay, threatened which may materially interfere with the respective business activities of the Afterpay Group as of the date of this document;

(z)	(employee benefit plans)

(i)	the Afterpay Disclosure Materials contain each material Afterpay Employee Plan;

(ii)

Afterpay has provided to Square to the extent applicable, (i) for each written material Afterpay Employee Plan complete copies of all current documents embodying each such Afterpay Employee Plan including, all amendments thereto and all related trust documents, provided that “form” agreements may be provided in the case of any offer letters, employment agreements or award agreements, (ii) for each unwritten material Afterpay Employee Plan, a written summary of the material terms, (iii) the most recent annual report (Form Series 5500 and all audit reports, schedules and financial statements attached thereto), if any, required by any applicable legal requirement in connection with each material Afterpay Employee Plan and (iv) the most recent summary plan description together with each summary of any material modification thereto, if any, required by any other applicable law with respect to each material Afterpay Employee Plan;

(iii)

each Afterpay Employee Plan has been established, maintained, funded, and administered in all respects in accordance with the terms of the applicable controlling documents and in compliance with applicable laws, other than instance of noncompliance that would not reasonably be expected to, individually or in the aggregate, have an Afterpay Material Adverse Effect;

(iv)

other than those arrangements Disclosed in the Afterpay Disclosure Materials, the Afterpay Group does not sponsor or maintain or have any liability with respect to any defined benefit pension plans or arrangements, including any (i) pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) with respect to employees located in the United States, multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers that are not ERISA Affiliates (including one or more self-employed individuals), or to their beneficiaries, or (iii) any multiemployer plan (as defined in Section 3(37) of ERISA);

(v)

other than those payments Disclosed in the Afterpay Disclosure Materials, no Afterpay Employee Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees, directors or service providers of the Afterpay Group beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable law or where the full cost of such benefit is borne by the beneficiary or his or her dependents;

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(vi)

there are no actions, suits or claims pending, or, to the knowledge of Afterpay, threatened or that could reasonably be expected to be commenced (other than routine claims for benefits) against any Afterpay Employee Plan or against the assets of any Afterpay Employee Plan, except as would not reasonably be expected to, individually or in the aggregate, have an Afterpay Material Adverse Effect;

(vii)

there are no audits, inquiries or proceedings pending, or, to the knowledge of Afterpay, threatened by the IRS, Department of Labour, or any other Governmental Entity with respect to any Afterpay Employee Plan, except as would not reasonably be expected to, individually or in the aggregate, have an Afterpay Material Adverse Effect;

(viii)

the Afterpay Group has timely made all contributions and other payments required by and due under the terms of each Afterpay Employee Plan, except for instance of non-compliance that would not reasonably be expected to, individually or in the aggregate, have an Afterpay Material Adverse Effect;

(ix)

the Afterpay Group does not have any obligation under any Afterpay Employee Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(aa)	(real property)

(i)	there are no freehold properties owned by the Afterpay Group;

(ii)

it or another member of the Afterpay Group is the lessee of all leasehold estates reflected in the audited financial statements included in Afterpay’s annual report for the fiscal year ended 30 June 2020 or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all material Encumbrances and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Afterpay, the lessor, except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect; and

(iii)

there are no pending or, to the knowledge of Afterpay, threatened condemnation proceedings against any such real property leased by a member of the Afterpay Group, except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect;

(bb)	(intellectual property) except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect:

(i)

it or another member of the Afterpay Group solely and exclusively owns, or holds a license to use (in each case, free and clear of any Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted as at the date of this document;

(ii)

the use of any Intellectual Property by a member of the Afterpay Group or the conduct of its business does not infringe, misappropriate, violate, or otherwise breach the rights of any person and is in accordance with any applicable license pursuant to which a member of the Afterpay Group acquired the right to use that Intellectual Property, and no person has asserted in writing to Afterpay that a member of the Afterpay Group or the conduct of its business has infringed, misappropriated, violated, or otherwise breached the Intellectual Property rights of such person;

(iii)

to the knowledge of Afterpay, no person is challenging, infringing on or otherwise violating any right of any member of the Afterpay Group with respect to any Intellectual Property owned by and/or exclusively licensed to a member of the Afterpay Group;

(iv)	no member of the Afterpay Group has received any written notice of any pending claim with respect to any Intellectual Property owned by a member of the Afterpay Group;

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(v)

each member of the Afterpay Group has taken reasonably adequate actions to protect and maintain, and avoid the abandonment, cancellation or unenforceability of, all Intellectual Property owned or exclusively licensed by the Afterpay Group, which measures are commercially reasonable in the industry in which the Afterpay Group operates, and, to the knowledge of Afterpay, there have been no material unauthorised uses or disclosures of any trade secrets; and

(vi)

no current or former officer or employee of, or consultant or independent contractor to, the Afterpay Group is asserting or, to the knowledge of Afterpay, has grounds to assert any rights to any Intellectual Property arising from services performed for the business of the Afterpay Group by such Persons.

(cc)	(Material Contracts) except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect:

(i)	Afterpay has Disclosed a true and complete copy of each Material Contract in the Afterpay Disclosure Materials;

(ii)

each Material Contract is in full force and effect and is valid and binding on the applicable member of the Afterpay Group and, to Afterpay’s knowledge, the other parties thereto (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity);

(iii)	the relevant Afterpay Group Member has in all material respects complied with and performed all obligations required to be complied with or performed by it to date under each Material Contract;

(iv)	as at the date of this document, no member of the Afterpay Group has knowledge of, or has received notice of, any breach of any Material Contract by any of the other parties thereto; and

(v)

as at the date of this document, no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of the Afterpay Group or, to the knowledge of Afterpay, any other party thereto, of or under any Material Contract;

(dd)

(related party transactions) no member of the Afterpay Group has entered into, or agreed to enter into, a transaction which requires, or would require, the approval of the holders of Afterpay Shareholders under Chapter 10 of the Listing Rules;

(ee)

(merchants) since 1 July 2020, it has not received any written notice from any merchant from which more than 1% of the Afterpay Group’s GMV during the fiscal year ended 30 June 2021 was derived that such merchant intends to discontinue or substantially reduce its relationship with the Afterpay Group or terminate or materially and adversely amend any existing material contract with the Afterpay Group;

(ff)	(insurance) except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect:

(i)

the Afterpay Group is insured with reputable insurers against such risks and in such amounts as the management of Afterpay reasonably has determined to be prudent and consistent with industry practice, and it is in compliance with its insurance policies and is not in default under any of the terms thereof;

(ii)

each insurance policy held by a member of the Afterpay Group (“Insurance Policy”) is in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of a member of the Afterpay Group, the relevant member of the Afterpay Group is the sole beneficiary of each Insurance Policy;

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(iii)	all premiums and other payments due under each Insurance Policy have been paid, and all claims thereunder have been filed in due and timely fashion;

(iv)

as at the date of this document, there is no claim for coverage by a member of the Afterpay Group pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policy; and

(v)

as of the date of this document, no member of the Afterpay Group has received written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any Insurance Policy; and

(gg)	(data protection) except as would not reasonably be expected to have, individually or in the aggregate, an Afterpay Material Adverse Effect:

(i)

as of the date of this document, it and each other member of the Afterpay Group is in compliance with all of its privacy policies and related data protection and management policies, all applicable Data Protection Laws and all contractual requirements worldwide to the extent such requirements relate to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personal data (collectively, “Data Protection Requirements”), except where such noncompliance would not result in a liability;

(ii)

no member of the Afterpay Group has received written notice from any applicable Governmental Authority alleging a violation of any Data Protection Laws, nor has any member of the Afterpay Group been threatened in writing to be charged with any such violation by any Governmental Authority;

(iii)	no member of the Afterpay Group has received a written complaint or demand from any individual claiming that the Afterpay Group has failed to comply with any Data Protection Requirements;

(iv)

it and each other member of the Afterpay Group has implemented measures, consistent with accepted industry practices, reasonably designed to ensure the confidentiality, privacy and security of personal data (including implementing reasonable technical, physical and administrative safeguards);

(v)

since 1 July 2018, it and each other member of the Afterpay Group has entered into written agreements with all third-party service providers, outsources, processors or other third parties who process, store or otherwise have access to or handle personal data for or on behalf of its business that obligate such persons to comply with all applicable Data Protection Requirements and to take steps to protect and secure personal data from loss, theft, misuse or unauthorised use, access, modification or disclosure;

(vi)

to Afterpay’s knowledge, since 1 July 2018, no third party has gained unauthorised access to or misused any personal data or any computers, software servers, networks or other information technology assets (“IT Assets”) used in the operation of the business of the Afterpay Group as currently conducted as at the date of this document, in each case in a manner that has resulted or is reasonably likely to result in either:

(A)	material liability, cost or disruption to the business of the Afterpay Group; or

(B)	a duty to notify any person;

(vii)

each member of the Afterpay Group has taken all commercially reasonable steps and implemented all commercially reasonable safeguards, consistent with accepted industry practices, designed to protect their products, services and IT Assets from unauthorised access and free from any disabling codes or instructions, spyware, trojan horses, worms, viruses, or other software routines that permit or cause unauthorised access to, or disruption, impairment, disablement, or destruction of software, data or other materials (“Malicious Code”);

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(viii)	the IT Assets used by Afterpay Group:

(A)	are owned or validly licensed for use by, and are under the control of, an Afterpay Group Member;

(B)	are free from Malicious Code;

(C)	operate and perform substantially as needed by the Afterpay Group to adequately conduct the business of the Afterpay Group as currently conducted;

(D)	comprise all the information technology and telecommunications systems, hardware and software reasonably necessary for the conduct of the Afterpay Group’s business; and

(E)

have not experienced or suspected any vulnerabilities, defects, failure or malfunction that would reasonably be expected to result in any security breaches or unauthorised access or other security access incidents affecting the IT Assets or resulting in a loss of control of the IT Assets; and

(ix)

no open source software is compiled together with, or is otherwise incorporated into, the proprietary software distributed by the Afterpay Group in the operation of its business in a manner that would, pursuant to an open source license, require any material portion of such proprietary software to be (A) disclosed or distributed in source code form, or (B) be redistributable at no charge.

12.2	Afterpay’s indemnity

Afterpay indemnifies the members of the Square Group against all Losses incurred directly or indirectly as a result of any of the representations and warranties in clause 12.1 not being true and correct.

12.3	Square’s representations and warranties

Except as Disclosed to Afterpay in the Square Disclosure Materials (other than clause 12.3(n)) or except as Disclosed to Afterpay in the Square Disclosure Letter (in the case of clause 12.3(n)), Square represents and warrants to Afterpay (on its own behalf and separately as trustee or nominee for each of the Afterpay directors) that each of the following statements is true and correct:

(a)

(status) it and each other member of the Square Group has been incorporated or formed in accordance with the laws of its place of incorporation and remains in good standing thereunder, except in the case of such other members, where the failure to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect;

(b)	(power)

(i)	it has power to enter into this document, to comply with its obligations under it and exercise its rights under it; and

(ii)

it and each other member of the Square Group has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted, except in relation to such other members, where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect;

(c)	(no contravention) the entry by it into, and its compliance with its obligations and the exercise of its rights under, this document does not and will not conflict with or breach:

(i)	its constituent documents or cause a limitation on its powers or the powers of its directors to be exceeded;

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(ii)	any applicable law binding on to it or its assets, except where any conflict would not, individually or in the aggregate, reasonably be expected to have a Square Material Adverse Effect; or

(iii)

any other document or agreement that is binding on any member of the Square Group except where any conflict or breach would not, individually or in the aggregate, reasonably be expected to have a Square Material Adverse Effect;

(d)	(consents and approvals) except for:

(i)	the filing of any required applications, filings and notices, as applicable, with the NYSE, SEC, ASX, or ASIC;

(ii)

the filing of any required applications, filings, certificates and notices, as applicable, with FIRB, OIO, Deputy General Directorate of Foreign Investments (“Subdirección General de Inversiones Exteriores”) (or other competent public authority), Bank of Spain, ACCC, the Office of the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law, and the U.S. Federal Trade Commission and the U.S. Department of Justice under the HSR Act; and

(iii)	approval of the Scheme by Court,

no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with:

(iv)	the execution and delivery by it of this document; or

(v)	the implementation of the Scheme and the other transactions contemplated by this document;

except for such consents, approvals, filings or registrations that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect;

(e)

(authorisations) it has in full force and effect each authorisation necessary for it to enter into this document, to comply with its obligations and exercise its rights under it, and to allow them to be enforced;

(f)	(validity of obligations) its obligations under this document are valid and binding and are enforceable against it in accordance with its terms;

(g)

(reliance) the Square Information provided to Afterpay for inclusion in the Scheme Booklet will be provided in good faith and on the understanding that Afterpay and its directors will rely on that information for the purposes of preparing the Scheme Booklet and proposing and implementing the Scheme in accordance with the Corporations Act;

(h)

(Square Information) the Square Information provided in accordance with this document and included in, or incorporated by reference into, the Scheme Booklet and the Square Registration/Proxy Statement, as applicable, as at the date of the Scheme Booklet, the date the Square Registration/Proxy Statement or any amendment or supplement thereto is filed with the SEC or mailed to the Square Shareholders or at the time of the Square Shareholder Meeting, as applicable, will not contain any material statement which is misleading or deceptive nor contain any material omission having regard to applicable disclosure requirements and will comply in all material respects with the requirements of the Corporations Act, the Listing Rules and all relevant regulatory guides and other guidelines and requirements of ASIC;

(i)	(Square Disclosure Letter and diligence information) all the information provided to Afterpay by Square in the Square Disclosure Materials and as part of due diligence in connection with this

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document has been prepared and provided in good faith and, except as would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect, are accurate and are not misleading, whether by way of omission or otherwise, except that no representation is made with respect to any projections or other forward looking information included in the Square Disclosure Materials;

(j)	(compliance)

(i)

except as would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect, the Square Group has (A) since 1 July 2018 complied with all United States, Australian and foreign laws and regulations applicable to it, (B) complied with all written agreements, consent written agreements, memoranda of understanding or similar undertakings with any Governmental Authority and (C) maintains all licenses, permits and authorisations necessary for it to conduct its respective businesses as presently being conducted, and no suspension or cancellation of any such licenses, permits and authorisations is pending or, to the knowledge of Square, threatened;

(ii)

no member of the Square Group is a party to any, and there are no outstanding or pending or, to the knowledge of Square, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against a member of the Square Group or any of their directors or officers (in their capacity as such) which would reasonably be expected to, individually or in the aggregate, have a Square Material Adverse Effect, or, as of the date of this document, challenging the validity or propriety of the Scheme or other transactions contemplated by this document;

(iii)	there is no material injunction, order, judgment, decree, or regulatory restriction imposed upon any member of the Square Group or the assets thereof; and

(iv)

except as would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect, no member of the Square Group is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since 1 July 2018, a recipient of any supervisory letter from, or since 1 July 2018, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently restricts in any respect or would reasonably be expected to restrict in any respect the conduct of its business or would prevent or materially impair the ability of Square to implement the Scheme and the transactions contemplated by this document, nor has any member of the Square Group been advised since 1 July 2018 by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such agreement;

(k)

(no dealing with Afterpay Shareholders) neither it nor any of its Associates has any agreement, arrangement or understanding with any Afterpay Shareholder under which that Afterpay Shareholder (or an Associate of that Afterpay Shareholder) would be entitled to receive consideration for their Afterpay Shares different from the Scheme Consideration;

(l)

(provision of information to Independent Expert) all information provided by or on behalf of Square to the Independent Expert to enable the Independent Expert’s Report to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s Report;

(m)	(provision of information to Investigating Accountant) all information provided by or on behalf of Square to the Investigating Accountant to enable the Investigating Accountant’s Report

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to be prepared and completed will be provided in good faith and on the understanding that the Investigating Accountant will rely upon that information for the purpose of preparing the Investigating Accountant’s Report;

(n)	(securities)

(i)

Square’s issued securities as of 25 July 2021 are 397,396,181 Square A Shares and 62,301,770 Square B Shares and Square has not issued or agreed to issue any other securities or instruments which are still outstanding and which may convert into Square Shares, other than as set out in the Square Disclosure Letter;

(ii)

it owns, directly or indirectly, all of the issued and outstanding shares or other equity ownership interests of each Subsidiary of Square, free and clear of any Encumbrance (other than transfer restrictions under applicable securities laws), and all of such shares or equity ownership interests are duly authorised and validly issued and are fully paid, nonassessable and free of pre-emptive rights;

(o)

(New Square Shares and New Square CDIs) the New Square Shares and New Square CDIs will be duly authorised and validly issued, fully paid and non-assessable, free of all Encumbrances and third party rights and the New Square Shares and the Square A Shares underlying New Square CDIs will rank equally with all other Square A Shares then on issue;

(p)

(vote required) the approval at the Square Shareholder Meeting of the issuance of the New Square Shares and Square A Shares underlying New Square CDIs by the affirmative vote of a majority of the voting power of the Square Shares represented in person or by proxy at the Square Shareholder Meeting and entitled to vote on the proposal to approve such issuance is the only vote of the holders of any class or series of Square’s capital stock necessary under applicable law, the Listing Rules, Square’s organizational documents and any contract to which Square is a party or is bound necessary for Square to implement the Scheme and the other transactions contemplated by this document;

(q)	(Insolvency event) neither Square nor any other material member of the Square Group is Insolvent;

(r)	(financial information and filings)

(i)	the financial statements of the Square Group, included (or incorporated by reference) in the Square Reporting Documents, including the related notes, where applicable:

(A)

have been prepared in accordance with the requirements of the Securities Act, the Exchange Act and any other applicable laws and in accordance with US GAAP applied on a consistent basis during the periods involved; and

(B)

fairly present, in all material respects, the consolidated financial position of the Square Group and the consolidated results of operations and changes in cash flows and stockholders’ equity of the Square Group as of the respective dates and for the periods therein set forth;

(ii)

except as would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect, no member of the Square Group has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than those liabilities (A) that are reflected or reserved against on the consolidated balance sheet of the Square Group included in its last annual or quarterly report filed with the SEC prior to the date of this document (including any notes thereto), (B) incurred in the ordinary course of business since the date of such balance sheet, or (C) incurred in connection with this document and the transactions contemplated by this document;

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(iii)

since 1 July 2018, no independent public accounting firm of Square has resigned (or informed Square that it intends to resign) or been dismissed as independent public accountants of Square as a result of or in connection with any disagreements with Square on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure;

(iv)	except as would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect, since 1 July 2018:

(A)

no member of the Square Group, nor, to the knowledge of Square, any director, officer, auditor, accountant or Representative of any member of the Square Group, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of Square, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of any member of the Square Group or their respective internal accounting controls, including any complaint, allegation, assertion or claim that a member of the Square Group has engaged in inappropriate accounting or auditing practices; and

(B)

no employee of or legal adviser representing a member of the Square Group, whether or not employed by a member of the Square Group, has reported in writing evidence of a breach of securities laws, breach of fiduciary duty or similar breach by a member of the Square Group or any of its directors, officers, employees or agents to the Square Board or any committee thereof or the board of directors or similar governing body of any Subsidiary of Square or any committee thereof, or to the knowledge of Square, to any officer of a member of the Square Group;

(v)

Square has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Square since 1 July 2018 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Square Reporting Documents”);

(vi)	as of its date, each Square Reporting Document filed with or furnished to the SEC complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable;

(vii)

none of the Square Reporting Documents as of the date of their respective filings (or, if amended or superseded by a filing, on the date of such amended or superseding filing) contained an untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(viii)

as of the date of this document, (i) there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Square Reporting Documents and (ii) to the knowledge of Square, none of the Square Reporting Documents (including the financial statements included therein) are subject to ongoing SEC review;

(ix)

Square maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are designed to provide reasonable assurance that all information required to be disclosed in Square’s reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to

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Square’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Square and the principal financial officer of Square to make the certifications required under the Exchange Act with respect to such reports; and

(x)

Square maintains internal controls designed to provide reasonable assurance regarding the reliability of Square’s financial reporting and the preparation of Square’s financial statements for external purposes in accordance with US GAAP, and Square’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this document, to Square’s auditors and the audit committee of the Square Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Square’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Since 1 January 2020 to the date of this document, each of the principal executive officer and principal financial officer of Square (or each former principal executive officer and principal financial officer of Square, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and any related rules and regulations promulgated by the SEC and NYSE. As of the date of this document, neither Square nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(s)

(certain payments) except as would not reasonably be expected to be individually or in the aggregate, material to the Square Group (taken as a whole), since 1 July 2018, no member of the Square Group or, to Square’s knowledge, any of its respective officers, directors, employees, agents or representatives has, directly or indirectly, in connection with the business of the Square Group:

(i)

made, offered or promised to make or offer any unlawful payment, loan or transfer of anything of value to or for the benefit of any government official, candidate for public office, political party or political campaign;

(ii)	paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature;

(iii)	made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures;

(iv)	established or maintained any unlawful fund of corporate monies or other properties;

(v)	created or caused the creation of any false or inaccurate books and records of the Square Group or any of its members related to any of the foregoing; or

(vi)	otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§78dd-1, et seq., the UK Bribery Act of 2010, or any other applicable anti-corruption or anti-bribery law;

(t)

(broker’s fees) with the exception of the engagement of Morgan Stanley & Co. LLC, no member of the Square Group, nor any of their respective officers or directors has employed any broker, finder or financial adviser or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Scheme or transactions contemplated by this document;

(u)

(absence of certain changes or events) since 31 December 2020 through to the date of this document, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had, individually or in the aggregate, a Square Material Adverse Effect;

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(v)

(taxes) (i) all Tax Returns required to be lodged by a member of the Square Group have been lodged on a timely basis with the relevant Governmental Authority and have been or will be prepared in good faith, except as would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect; and (ii) all Taxes for which a member of the Square Group is liable that are or have been due and payable have been paid or appropriate reserved for in the financial statements of the Square Group, except as would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect;

(w)	(intellectual property) except as would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect:

(i)

it or another member of the Square Group owns or holds a license to use (in each case, free and clear of any Encumbrances) all Intellectual Property necessary for the conduct of its business as currently conducted as at the date of this document;

(ii)

the use of any Intellectual Property by a member of the Square Group or the conduct of its business does not infringe, misappropriate, violate, or otherwise breach the rights of any person and is in accordance with any applicable license pursuant to which a member of the Square Group acquired the right to use that Intellectual Property, and no person has asserted in writing to Square that a member of the Square Group or the conduct of its business has infringed, misappropriated, violated, or otherwise breached the Intellectual Property Rights of such person;

(iii)

to the knowledge of Square, no person is challenging, infringing on or otherwise violating any right of any member of the Square Group with respect to any Intellectual Property owned by and/or exclusively licensed to a member of the Square Group;

(iv)	no member of the Square Group has received any written notice of any pending claim with respect to any Intellectual Property owned by a member of the Square Group; and

(v)

each member of the Square Group has taken reasonably adequate actions to protect and maintain all Intellectual Property owned or exclusively licensed, respectively, by the Square Group, which measures are commercially reasonable in the industry in which the Square Group operates; and

(x)	(data protection) except as would not reasonably be expected to have, individually or in the aggregate, a Square Material Adverse Effect:

(i)	as of the date of this document, it and each other member of the Square Group is in compliance with all Data Protection Requirements, except where such noncompliance would not result in a liability;

(ii)

no member of the Square Group has received written notice from any applicable Governmental Authority alleging a violation of any Data Protection Laws, nor has any member of the Square Group been threatened in writing to be charged with any such violation by any Governmental Authority;

(iii)

it and each other member of the Square Group has implemented measures, consistent with accepted industry practices, reasonably designed to ensure the confidentiality, privacy and security of personal data (including implementing reasonable technical, physical and administrative safeguards);

(iv)

since 1 July 2018, it and each other member of the Square Group has entered into written agreements with all third-party service providers, outsources, processors or other third parties who process, store or otherwise have access to or handle personal data for or on behalf of its business that obligate such persons to comply with all material applicable

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Data Protection Requirements and to take steps to protect and secure personal data from loss, theft, misuse or unauthorised use, access, modification or disclosure;

(v)

to Square’s knowledge, since 1 July 2018, no third party has gained unauthorised access to or misused any IT Assets used in the operation of the business of the Square Group as currently conducted as at the date of this document, in each case in a manner that has resulted or is reasonably likely to result in either:

(A)	material liability, cost or disruption to the business of the Square Group; or

(B)	a duty to notify any person.

12.4	Square Acquirer’s representations and warranties

Except as Disclosed to Afterpay, Square Acquirer represents and warrants to Afterpay (on its own behalf and separately as trustee or nominee for each of the Afterpay directors) that each of the following statements is true and correct:

(a)	(status) it has been incorporated or formed in accordance with the laws of its place of incorporation;

(b)	(power) it has power to enter into this document, to comply with its obligations under it and exercise its rights under it;

(c)	(no contravention) the entry by it into, and its compliance with its obligations and the exercise of its rights under, this document does not and will not conflict with or breach:

(i)	its constituent documents or cause a limitation on its powers or the powers of its directors to be exceeded; or

(ii)	any law binding on or applicable to it or its assets;

(d)

(authorisations) it has in full force and effect each authorisation necessary for it to enter into this document, to comply with its obligations and exercise its rights under it, and to allow them to be enforced, and no other organizational proceedings or approvals of equityholders of Square Acquirer are necessary to authorise this document or the transactions contemplated hereby that have not already been taken;

(e)	(validity of obligations) its obligations under this document are valid and binding and are enforceable against it in accordance with its terms; and

(f)

(ownership; operations) Square owns all of the outstanding equity interests of Square Acquirer. Square Acquirer was formed on 28 July 2021 solely for the purpose of engaging in the transactions contemplated by this document. Square Acquirer has engaged in no other business activities, has no liabilities or obligations (other than intercompany liabilities and obligations incurred in connection with the transactions contemplated by this document) and has conducted its operations only as contemplated by this document.

12.5	Square’s indemnity

Square indemnifies the members of the Afterpay Group against all Losses incurred directly or indirectly as a result of any of the representations and warranties in clause 12.3 or 12.4 not being true and correct.

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13	Termination

13.1	Termination events

This document may be terminated:

(a)

(End Date) by either party, if the Scheme has not become Effective on or before the End Date, unless the failure of the Scheme to become Effective on or before the End Date is due to the failure of the party seeking to terminate this document to perform or observe its obligations, covenants and agreements under this document;

(b)

(Afterpay Board adverse recommendation change) by Square at any time prior to 8.00am on the Second Court Date if the Afterpay Board changes, withdraws or adversely modifies its recommendation to the Scheme Participants that they vote in favour of the resolution to approve the Scheme or otherwise makes a public statement indicating that it no longer supports the Scheme;

(c)

(Square Board adverse recommendation change) by Afterpay at any time prior to 8.00am on the Second Court Date if the Square Board changes, withdraws or adversely modifies its recommendation to the Square Shareholders that they vote in favour of the issuance of New Square Shares and Square A Shares underlying New Square CDIs or otherwise makes a public statement indicating that it no longer supports the Scheme;

(d)

(Governmental restraint) by either party at any time prior to 8.00am on the Second Court Date if any Governmental Authority who must grant a Regulatory Approval that constitutes a Condition Precedent has denied such Regulatory Approval and such denial has become final and non-appealable or any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Scheme, unless the failure to obtain the Regulatory Approval or the issuance of any such order, injunction, decree or other legal restraint or prohibition is due to the failure of the party seeking to terminate this document to perform or observe its obligations, covenants and agreements under this document;

(e)

(material breach) by either party at any time prior to 8.00am on the Second Court Date, if the other is in material breach of a term of this document (excluding any representation and warranty not being true and correct), taken in the context of the Scheme as a whole, provided that Square or Afterpay (as the case may be) has given notice to the other setting out the relevant circumstances of such breach and the relevant circumstances continue to exist 30 Business Days (or any shorter period ending at 8.00am on the Second Court Date) after the time the notice is given;

(f)

(Afterpay Superior Proposal) by Afterpay at any time prior to 8.00am on the Second Court Date if the Afterpay Board determines, in accordance with clause 9.5 and after completion of the processes specified in clause 9.7 and clause 9.8, that an Afterpay Competing Transaction is an Afterpay Superior Proposal provided that there has not been a material breach by Afterpay of its obligations under clause 9.7;

(g)	(consultation or appeal failure) by either Square or Afterpay in accordance with and pursuant to clause 3.9(a), 3.9(b) or 5.9; or

(h)	(agreement) if agreed to in writing by Square and Afterpay.

13.2	Termination

Where a party has a right to terminate this document, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other parties stating that it terminates this document.

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13.3	Effect of Termination

If this document is terminated by either party, or if this document otherwise terminates in accordance with its terms, then in either case all further obligations of the parties under this document, other than the obligations set out in this clause 13.3 and in clauses 5.9, 10.2, 11.2 and 15 to 20 (inclusive) will immediately cease to be of further force and effect without further liability of any party to the other, provided that nothing in this clause releases any party from liability in the case of fraud or wilful material breach of this document by such party.

13.4	Damages

Subject to clause 10.6 and clause 11.6 in addition to the right of termination under clause 13.1 where there is no appropriate remedy for the breach in this document (other than termination), the non-defaulting party is entitled to damages for Losses suffered by it and expenses incurred by it as a result of the breach of the terms of this document.

14	Public announcements

14.1	Public announcement of Scheme

Immediately after signing this document, Afterpay and Square will issue a joint public announcement of the proposed Scheme in the form contained in Annexure A.

14.2	Required disclosure

Where a party is required by any applicable law or any Listing Rule to make any announcement or make any disclosure in connection with the Scheme, it must use all reasonable endeavours, to the extent possible, to consult with the other parties prior to making the relevant disclosure, provided that if such required disclosure relates to any Confidential Information, the terms of the Confidentiality Agreement shall govern.

14.3	Other announcements

(a)

Subject to clauses 14.1, 14.2 and 14.3(b), no party may make any public announcement or disclosure (“Announcement”) in connection with the Scheme (including disclosure to a Governmental Authority) other than in a form approved by each party (acting reasonably). Each party will use all reasonable endeavours to provide that approval as soon as practicable. If either Square or Afterpay breaches this clause 14.3, then this clause 14.3 shall not apply to any announcement by the other party in response to such Announcement in breach of this clause 14.3.

(b)

The parties agree that, for the purposes of clause 14.3(a), if a party approves the form of an Announcement, that approval will also extend to any other public announcement or disclosure made in connection with the Scheme that is consistent in tone and substance with all or part of that Announcement.

(c)

Notwithstanding the foregoing, clause 14.2 and clause 14.3(a) shall not apply to an Announcement made in connection with (i) an Afterpay Competing Transaction or Square Competing Transaction or the Afterpay Board or Square Board withdrawing or changing its recommendation in accordance with clause 6.1 or clause 6.2, respectively, (ii) in connection with any dispute between the parties regarding this document, the Scheme or the other transactions contemplated by this document or (iii) the actual or expected financial impact (including earnings guidance) of the Scheme on a party.

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15	Confidential Information

15.1	Disclosure of Confidential Information

Square and Afterpay each acknowledge and agree that it continues to be bound by the Confidentiality Agreement and Information Exchange Protocol in respect of all information received by it from the other party on, before or after the date of this document.

16	Notices and other communications

16.1	Form

(a)

Unless this document expressly states otherwise, all notices, demands, certificates, consents, approvals, waivers and other communications in connection with this document must be in writing and signed by the sender (if an individual) or an Authorised Officer of the sender.

(b)

All communications (other than email communications) must also be marked for the attention of the person referred to in the Details (or, if the recipient has notified otherwise, then marked for attention in the way last notified) and:

(i)	if to Square or Square Acquirer, with a copy to (which shall not constitute notice):

King & Wood Mallesons

Level 61,

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Attention:            David Friedlander

Nicola Charlston

Anthony Boogert

Email:                 david.friedlander@au.kwm.com

nicola.charlston@au.kwm.com

anthony.boogert@au.kwm.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:           David C. Karp

Ronald C. Chen

Email:                 DCKarp@wlrk.com

RCChen@wlrk.com

(ii)	if to Afterpay, with a copy to (which shall not constitute notice):

Gilbert + Tobin

L35, Tower Two, International Towers Sydney

200 Barangaroo Avenue

Barangaroo NSW 2000

Attention:          Peter Cook

Rachael Bassil

Email:               PCook@gtlaw.com.au

RBassil@gtlaw.com.au

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and

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention:             Damien R. Zoubek

Jenny Hochenberg

Email:                 dzoubek@cravath.com

jhochenberg@cravath.com

(c)	Email communications must state the first and last name of the sender and are taken to be signed by the named sender.

16.2	Delivery

Communications must be sent by email to the address referred to in the Details.

If the intended recipient has notified changed contact details, then communications must be sent to the changed contact details.

16.3	When effective

Communications take effect from the time they are received or taken to be received under clause 16.4 (whichever happens first) unless a later time is specified in the communication.

16.4	When taken to be received

Communications sent by email in accordance with clause 16.2 are taken to be received:

(a)	when the sender receives an automated message confirming delivery; or

(b)	4 hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that delivery failed,

whichever happens first.

16.5	Receipt outside business hours

Despite anything else in this clause 16, if communications are received or taken to be received under clause 16.4 after 5.00pm on a Business Day or on a non-Business Day for the receiving party, they are taken to be received at 9.00am on the next Business Day of the receiving party.

17	GST

17.1	Definitions and interpretation

For the purposes of this clause:

(a)	“GST Act” means the A New Tax System (Goods and Services Tax) Act 1999 (Cth);

(b)	a term which has a defined meaning in the GST Act has the same meaning when used in this clause, unless the contrary intention appears; and

(c)	each periodic or progressive component of a supply to which section 156-5(1) of the GST Act applies will be treated as if it were a separate supply.

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17.2	GST exclusive

Unless this document expressly states otherwise, all consideration to be provided under this document is exclusive of GST.

17.3	Payment of GST

(a)

If GST is payable, or notionally payable, on a supply in connection with this document, the party providing the consideration for the supply agrees to pay to the supplier an additional amount equal to the amount of GST payable on that supply (“GST Amount”).

(b)

Subject to the prior receipt of a tax invoice, the GST Amount is payable at the same time as the GST-exclusive consideration for the supply, or the first part of the GST-exclusive consideration for the supply (as the case may be), is payable or is to be provided.

(c)	This clause does not apply to the extent that the consideration for the supply is expressly stated to include GST or the supply is subject to a reverse-charge.

17.4	Adjustment events

If an adjustment event arises for a supply made in connection with this document, the GST Amount must be recalculated to reflect that adjustment. The supplier or the recipient (as the case may be) agrees to make any payments necessary to reflect the adjustment and the supplier agrees to issue an adjustment note.

17.5	Reimbursements

Any payment, indemnity, reimbursement or similar obligation that is required to be made in connection with this document which is calculated by reference to an amount paid by another party must be reduced by the amount of any input tax credits which the other party (or the representative member of any GST group of which the other party is a member) is entitled. If the reduced payment is consideration for a taxable supply, clause 17.3 will apply to the reduced payment.

18	Costs

18.1	Costs

The parties agree to pay their own Costs in connection with the preparation, negotiation, execution and completion of this document, except for amounts covered by clause 18.2.

18.2	Stamp duty and registration fees

Square:

(a)

agrees to pay or reimburse all stamp duty, registration fees and similar taxes payable or assessed as being payable in connection with this document or any other transaction contemplated by this document (including any fees, fines, penalties and interest in connection with any of those amounts); and

(b)	indemnifies Afterpay against, and agrees to reimburse and compensate it for, any liability in respect of stamp duty under clause 18.2(a).

However,	Square need not pay, reimburse or indemnify against any fees, fines, penalties or interest to the extent they have been imposed because of delay caused by Afterpay or an Afterpay Indemnified Party.

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18.3	Withholding tax

If Square Acquirer (or by Square on behalf of and at the direction of Square Acquirer) is required by any Tax Law to pay amounts to any Governmental Authority in respect of the acquisition of Afterpay Shares from certain Scheme Participants, Square Acquirer (or Square on behalf of and at the direction of Square Acquirer) is permitted to deduct the relevant amounts from the payment of the Scheme Consideration to those Scheme Participants, and remit such amounts to the applicable Governmental Authority. The aggregate sum payable to Scheme Participants shall not be increased to reflect the deduction and the net aggregate sum payable to those Scheme Participants shall be taken to be in full and final satisfaction of the amounts owing to those Scheme Participants.

19	General

19.1	Variation and waiver

A provision of this document, or right, power or remedy created under it, may not be varied or waived except in writing signed by the party to be bound.

19.2	Consents, approvals or waivers

By giving any approval, consent or waiver, a party does not give any representation or warranty as to any circumstance in connection with the subject matter of the consent, approval or waiver.

19.3	Discretion in exercising rights

Unless this document expressly states otherwise, a party may exercise a right, power or remedy or give or refuse its consent, approval or a waiver in connection with this document in its absolute discretion (including by imposing conditions).

19.4	Partial exercising of rights

Unless this document expressly states otherwise, if a party does not exercise a right, power or remedy in connection with this document fully or at a given time, they may still exercise it later.

19.5	Conflict of interest

Each party may exercise their rights, powers and remedies in connection with this document even if this involves a conflict of duty or they have a personal interest in their exercise.

19.6	Remedies cumulative

Subject to clause 10.6 and clause 11.6, the rights, powers and remedies in connection with this document are in addition to other rights, powers and remedies given by law independently of this document.

19.7	Indemnities and reimbursement obligations

Any indemnity, reimbursement or similar obligation in this document:

(a)	is a continuing obligation despite the satisfaction of any payment or other obligation in connection with this document, any settlement or any other thing;

(b)	is independent of any other obligations under this document; and

(c)	continues after this document, or any obligation arising under it, ends.

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It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity in connection with this document.

19.8	Inconsistent law

To the extent the law permits, this document prevails to the extent it is inconsistent with any law.

19.9	Supervening law

Any present or future law which operates to vary the obligations of a party in connection with this document with the result that another party’s rights, powers or remedies are adversely affected (including, by way of delay or postponement) is excluded except to the extent that its exclusion is prohibited or rendered ineffective by law.

19.10	Counterparts

This document may consist of a number of copies, each signed by one or more parties to it. If so, the signed copies are treated as making up a single document and the date on which the last counterpart is executed is the date of the document.

19.11	Entire agreement

This document constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

19.12	Further steps

Each party agrees to do anything (such as obtaining consents, signing and producing documents, producing receipts and getting documents completed and signed), which another party asks and considers necessary to:

(a)	bind the party and any other person intended to be bound under this document; or

(b)	show whether the party is complying with this document.

19.13	No liability for loss

Unless this document expressly states otherwise, a party is not liable for any loss, liability or costs arising in connection with the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right, power or remedy in connection with this document.

19.14	Severability

If the whole or any part of a provision of this document is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this document has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This clause has no effect if the severance alters the basic nature of this document or is contrary to public policy.

19.15	Rules of construction

No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of, or seeks to rely on, this document or any part of it.

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19.16	Assignment

A party may not assign or otherwise deal with its rights under this document or allow any interest in them to arise or be varied without the consent of the other parties.

19.17	Specific Performance

The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (a) for any material breach of this document or (b) in the event that any of the material provisions of this document were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent material breaches or threatened material breaches of this document and to specifically enforce the material terms and provisions of this document (this being in addition to any other remedy to which they are entitled under this document or under applicable law). The parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.

19.18	Enforceability

For the purpose of this document:

(a)	Afterpay is taken to be acting as agent and trustee on behalf of and for the benefit of all Afterpay Indemnified Parties; and

(b)	Square is taken to be acting as agent and trustee on behalf of and for the benefit of all Square Indemnified Parties,

and all of those persons are to this extent taken to be parties to this document.

19.19	No representation or reliance

Each party acknowledges that:

(a)

no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document;

(b)

it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document; and

(c)	clauses 19.19(a) and 19.19(b) above do not prejudice any rights a party may have in relation to information which had been filed by another party with ASIC or ASX.

20	Governing law

20.1	Governing law and jurisdiction

The law in force in the place specified in the Details governs this document. The parties submit to the non-exclusive jurisdiction of the courts of that place.

20.2	Serving documents

Without preventing any other method of service, any document in an action in connection with this document may be served on a party by being delivered or left at that party’s address for service of notices under clause 16.2 or with its process agent.

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20.3	Appointment of process agent

Without preventing any method of service allowed under any relevant law, Square:

(a)

irrevocably appoints King & Wood Mallesons as its process agent to receive any document in an action in connection with this document, and agrees that any such document may be served on Square by being delivered to or left for Square at the following address:

King & Wood Mallesons

Level 61

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Australia

(b)	agrees that failure by a process agent to notify King & Wood Mallesons of any document in an action in connection with this document does not invalidate the action concerned.

If for any reason King & Wood Mallesons ceases to be able to act as process agent, Square agrees to appoint another person as its process agent in the place referred to in clause 20.1 and ensure that the replacement process agent accepts its appointment and confirms its appointment to Afterpay.

Square agrees that service of documents on its process agent is sufficient service on it.

EXECUTED as a deed

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Scheme Implementation Deed

Schedule 1 Timetable (clause 5.1)

Event	Indicative Dates

Lodge Scheme Booklet with ASIC and ASX	Q3 CY2021

Application in respect of the Court hearing to be held on the First Court Date, filed with the Court, served on ASIC	Q4 CY2021

First Court Date	Q4 CY2021

Printing and despatch of Scheme Booklet	Q4 CY2021

Scheme Meeting held	Q4 CY2021

Second Court Date	Q4 CY2021

Lodge Court order with ASIC (Effective Date)	Q4 CY2021

Record Date	Q1 CY2022

Implementation Date	Q1 CY2022

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Scheme Implementation Deed

Signing page

DATED: 2 August 2021

SIGNED, SEALED AND DELIVERED by SQUARE, INC.:	) ) ) ) )
/s/ Philip M. Seabrease
Signature of witness	) ) )	/s/ Amrita Ahuja Signature of authorised signatory Amrita Ahuja Name of authorised signatory
/s/ Philip M. Seabrease Name of witness Witnessed by audio-visual link	) ) )
) )

SIGNED, SEALED AND DELIVERED by LANAI (AU) 2 PTY LTD (ACN 652 352 451) in accordance with section 127(1) of the Corporations Act 2001 (Cth) by authority of its directors:	) ) ) ) )
/s/ Samina Hussain-Letch	) ) )	/s/ Philip M. Seabrease
Signature of director	) ) )	Signature of director/company secretary* *delete whichever is not applicable
SAMINA HUSSAIN-LETCH	)	PHILIP MICHAEL SEABREASE
Name of director (block letters)		Name of director/company secretary* (block letters) *delete whichever is not applicable

SIGNED, SEALED AND DELIVERED by AFTERPAY LIMITED (ACN 618 280 649) in accordance with section 127(1) of the Corporations Act 2001 (Cth) by authority of its directors:	) ) ) ) )
/s/ Anthony Eisen	) )	/s/ Amanda Street
Signature of director	) )	Signature of ~~director~~/company secretary* *delete whichever is not applicable
ANTHONY EISEN	) ) )	AMANDA STREET
Name of director (block letters)		Name of ~~director~~/company secretary* (block letters) *delete whichever is not applicable

© King & Wood Mallesons	Scheme Implementation Deed

Scheme Implementation Deed

Annexure A Public announcement

© King & Wood Mallesons	Scheme Implementation Deed

Square, Inc. Announces Plans to Acquire Afterpay, Strengthening and Enabling Further Integration Between its Seller and Cash App Ecosystems

Brings together two of the fastest growing global fintech companies to advance shared mission of economic empowerment and financial inclusion

SAN FRANCISCO and MELBOURNE, AUSTRALIA – August 1, 2021 (PDT) – Square, Inc. (NYSE: SQ) and Afterpay Limited (ASX: APT) today announced that they have entered into a Scheme Implementation Deed under which Square has agreed to acquire all of the issued shares in Afterpay by way of a recommended court-approved Scheme of Arrangement. The transaction has an implied value of approximately US$29 billion (A$39 billion) based on the closing price of Square common stock on July 30, 2021, and is expected to be paid in all stock. The acquisition aims to enable the companies to better deliver compelling financial products and services that expand access to more consumers and drive incremental revenue for merchants of all sizes. The closing of the transaction is expected in the first quarter of calendar year 2022, subject to the satisfaction of certain closing conditions outlined below.

“Square and Afterpay have a shared purpose. We built our business to make the financial system more fair, accessible, and inclusive, and Afterpay has built a trusted brand aligned with those principles,” said Jack Dorsey, Co-Founder and CEO of Square. “Together, we can better connect our Cash App and Seller ecosystems to deliver even more compelling products and services for merchants and consumers, putting the power back in their hands.”

Afterpay, the pioneering global ‘buy now, pay later’ (BNPL) platform, will accelerate Square’s strategic priorities for its Seller and Cash App ecosystems. Square plans to integrate Afterpay into its existing Seller and Cash App business units, enable even the smallest of merchants to offer BNPL at checkout, give Afterpay consumers the ability to manage their installment payments directly in Cash App, and give Cash App customers the ability to discover merchants and BNPL offers directly within the app.

“Buy now, pay later has been a powerful growth tool for sellers globally,” said Alyssa Henry, Lead of Square’s Seller business. “We are thrilled to not only add this product to our Seller ecosystem, but to do it with a trusted and innovative team.”

“The addition of Afterpay to Cash App will strengthen our growing networks of consumers around the world, while supporting consumers with flexible, responsible payment options,” said Brian Grassadonia, Lead of Square’s Cash App business. “Afterpay will help deepen and reinforce the connections between our Cash App and Seller ecosystems, and accelerate our ability to offer a rich suite of commerce capabilities to Cash App customers.”

Afterpay is an industry leader with a best-in-class product and strong cultural alignment with Square. As of June 30, 2021, Afterpay serves more than 16 million consumers and nearly 100,000 merchants globally, including major retailers across key verticals such as fashion, homewares, beauty, sporting goods and more. Afterpay empowers consumers to access the things they want and need, while allowing them to maintain financial wellness and control. Afterpay also assists merchants in growing their businesses by helping to drive repeat purchases, increase average transaction sizes, and provide their buyers with the ability to pay over time. Afterpay is deeply committed to helping people spend responsibly without incurring service fees for those who pay on time, interest, or revolving debt, and supports consumers in a number of countries across APAC, North America and Europe (including under its Clearpay brand).

“By combining with Square, we will further accelerate our growth in the U.S. and globally, offer access to a new category of in-person merchants, and provide a broader platform of new and valuable capabilities and services to our merchants and consumers. We are fully aligned with Square’s purpose and, together, we hope to continue redefining financial wellness and responsible spending for our customers,” said Anthony Eisen and Nick Molnar, Afterpay Co-Founders and Co-CEOs. “The transaction marks an important recognition of the Australian technology sector as homegrown innovation continues to be shared more broadly throughout the world. It also provides our shareholders with the opportunity to be a part of future growth of an innovative company aligned with our vision.”

For Square, BNPL presents an attractive opportunity supported by shifting consumer preferences away from traditional credit, especially among younger consumers, consistent demand from merchants for new ways to grow their sales, and the global growth in omnichannel commerce. Combined, Square and              Afterpay’s complementary businesses present an opportunity to drive growth across multiple strategic levers, including:

•

Enhance both the Seller and Cash App ecosystems. Afterpay’s global merchant base will accelerate Square’s growth with larger sellers and expansion into new geographies, while helping to drive further acquisition of new Square sellers. Afterpay will expand Cash App’s growing product offering, enable customers to manage their repayments, and help customers discover new merchants when the Afterpay App is integrated into Cash App.

•

Bring added value, differentiation, and scale to Afterpay. Afterpay will benefit from Square’s large and growing customer base of more than 70 million annual transacting active Cash App customers and millions of sellers, which will expand Afterpay’s reach and growth both online and in-person. Afterpay consumers will receive the benefits of Cash App’s financial tools, including money transfer, stock and Bitcoin purchases, Cash Boost, and more.

•

Drive long-term growth with meaningful revenue synergy opportunities. Square believes Afterpay will be accretive to gross profit growth with a modest decrease in Adjusted EBITDA margins expected in the first year after completion of the transaction. Square sees an opportunity to invest behind Afterpay’s strong unit economics as well as attractive growth synergies, including the opportunity to introduce offerings and drive incremental growth for sellers and increased engagement for Cash App customers.

Afterpay’s Co-Founders and Co-CEOs will join Square upon completion of the transaction and help lead Afterpay’s respective merchant and consumer businesses, as part of Square’s Seller and Cash App ecosystems. Square will appoint one Afterpay director as a member of the Square Board following closing.

Investor Presentation

The companies have published a presentation to provide an overview of the transaction, available on Square’s Investor Relations website, investors.squareup.com, and Afterpay’s Corporate website at corporate.afterpay.com.

Second Quarter 2021 Financial Results

In a separate press release issued today, Square announced its financial results for the second quarter of 2021, which is available on Square’s Investor Relations website, investors.squareup.com.

Conference Call and Webcast

Square will conduct a conference call tomorrow jointly with Afterpay, August 2, 2021 at 5:00 a.m. Pacific Time/8:00 a.m. Eastern Time/10:00 p.m. Australian Eastern Standard Time to discuss this announcement, as well as Square’s financial results for the second quarter of 2021. Access to a live audio webcast will be available on its Investor Relations website, investors.squareup.com. An archive of the webcast will be available on the website after the call.

Transaction Terms

Under the terms of the Scheme Implementation Deed, which has been approved by the members of the Boards of Directors of both Square and Afterpay, Afterpay shareholders will receive a fixed exchange ratio of 0.375 shares of Square Class A common stock for each Afterpay ordinary share they hold on the record date. Square may elect to pay 1% of total consideration in cash.

Square has agreed to establish a secondary listing on the Australian Securities Exchange (ASX) to allow Afterpay shareholders to trade Square shares via CHESS Depositary Interests (CDIs) on the ASX. Afterpay

shareholders will be able to elect whether to receive the scheme consideration in NYSE listed Square Class A common stock or CDIs. The CDIs listed on the ASX are expected to be eligible for S&P index inclusion in Australia.

Based on Square’s closing price of US$247.26 on July 30, 2021, this represents an implied transaction price of approximately A$126.21 per Afterpay share, a premium of approximately 30.6% to Afterpay’s latest closing price of A$96.66. This represents an approximate 21.9% premium over the 10-day volume weighted average Afterpay share price, and an approximate 10.5% premium over the 30-day volume weighted average Afterpay share price, each as of July 30, 2021. Following completion of the transaction, Afterpay shareholders are expected to own approximately 18.5% of the combined company on a fully diluted basis.

The transaction is subject to conditions precedent as is customary for transactions of this nature, including, among other things, receipt of required regulatory approvals and the approval of shareholders of both companies.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to Square and Wachtell, Lipton, Rosen & Katz and King & Wood Mallesons are serving as its legal advisors. Goldman Sachs and Qatalyst Partners are serving as financial advisors to Afterpay, Highbury Partnership is serving as financial advisor to Afterpay’s Board and Gilbert + Tobin and Cravath, Swaine & Moore LLP are serving as Afterpay’s legal advisors.

About Square, Inc.

Square, Inc. (NYSE: SQ) builds tools to empower businesses and individuals to participate in the economy. Sellers use Square to reach buyers online and in person, manage their business, and access financing. Individuals use Cash App to spend, send, store, and invest money. And TIDAL is a global music and entertainment platform that expands Square’s purpose of economic empowerment to artists. Square, Inc. has offices in the United States, Canada, Japan, Australia, Ireland, Spain, Norway, and the UK.

About Afterpay Limited

Afterpay Limited (ASX: APT) is transforming the way we pay by allowing customers to receive products immediately and pay for their purchases over four installments, always interest-free. The service is completely free for customers who pay on time - helping people spend responsibly without incurring interest, fees or revolving debt. As of June 30, 2021, Afterpay is offered by nearly 100,000 of the world’s favourite retailers and has more than 16.2 million customers.

Afterpay is currently available in Australia, United States, Canada, New Zealand, and in the United Kingdom, France, Italy and Spain, where it is known as Clearpay. Afterpay is on a mission to power an economy in which everyone wins.

Contacts

Square, Inc.

Media Contact

press@squareup.com

Investor Relations Contact

ir@squareup.com

Afterpay

Media Contact

media@Afterpay.com

Investor Relations Contact

investor.relations@Afterpay.com

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, Afterpay, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,”

“should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions, including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

Square, Inc. Announces Plans to Acquire Afterpay

Brings together two of the fastest growing global fintech companies to advance shared mission of economic empowerment and financial inclusion

SAN FRANCISCO and MELBOURNE, AUSTRALIA – August 1, 2021 (PDT) – Square, Inc. (NYSE: SQ) and Afterpay Limited (ASX: APT) today announced that they have entered into a Scheme Implementation Deed under which Square has agreed to acquire all of the issued shares in Afterpay by way of a recommended court-approved Scheme of Arrangement. The transaction has an implied value of approximately US$29 billion (A$39 billion) based on the closing price of Square common stock on July 30, 2021, and is expected to be paid in all stock. The acquisition aims to enable the companies to better deliver compelling financial products and services that expand access to more consumers and drive incremental revenue for merchants of all sizes. The closing of the transaction is expected in the first quarter of calendar year 2022, subject to the satisfaction of certain closing conditions outlined below.

“Square and Afterpay have a shared purpose. We built our business to make the financial system more fair, accessible, and inclusive, and Afterpay has built a trusted brand aligned with those principles,” said Jack Dorsey, Co-Founder and CEO of Square. “Together, we can better connect our Cash App and Seller ecosystems to deliver even more compelling products and services for merchants and consumers, putting the power back in their hands.”

Afterpay, the pioneering global ‘buy now, pay later’ (BNPL) platform, will accelerate Square’s strategic priorities for its Seller and Cash App ecosystems. Square plans to integrate Afterpay into its existing Seller and Cash App business units, enable even the smallest of merchants to offer BNPL at checkout, give Afterpay consumers the ability to manage their installment payments directly in Cash App, and give Cash App customers the ability to discover merchants and BNPL offers directly within the app.

“Buy now, pay later has been a powerful growth tool for sellers globally,” said Alyssa Henry, Lead of Square’s Seller business. “We are thrilled to not only add this product to our Seller ecosystem, but to do it with a trusted and innovative team.”

“The addition of Afterpay to Cash App will strengthen our growing networks of consumers around the world, while supporting consumers with flexible, responsible payment options,” said Brian Grassadonia, Lead of Square’s Cash App business. “Afterpay will help deepen and reinforce the connections between our Cash App and Seller ecosystems, and accelerate our ability to offer a rich suite of commerce capabilities to Cash App customers.”

Afterpay is an industry leader with a best-in-class product and strong cultural alignment with Square. As of June 30, 2021, Afterpay serves more than 16 million consumers and nearly 100,000 merchants globally, including major retailers across key verticals such as fashion, homewares, beauty, sporting goods and more. Afterpay empowers consumers to access the things they want and need, while allowing them to maintain financial wellness and control. Afterpay also assists merchants in growing their businesses by helping to drive repeat purchases, increase average transaction sizes, and provide their buyers with the ability to pay over time. Afterpay is deeply committed to helping people spend responsibly without incurring service fees for those who pay on time, interest, or revolving debt, and supports consumers in a number of countries across APAC, North America and Europe (including under its Clearpay brand).

“By combining with Square, we will further accelerate our growth in the U.S. and globally, offer access to a new category of in-person merchants, and provide a broader platform of new and valuable capabilities and services to our merchants and consumers. We are fully aligned with Square’s purpose and, together, we hope to continue redefining financial wellness and responsible spending for our customers,” said Anthony Eisen and Nick Molnar,

Afterpay Co-Founders and Co-CEOs. “The transaction marks an important recognition of the Australian technology sector as homegrown innovation continues to be shared more broadly throughout the world. It also provides our shareholders with the opportunity to be a part of future growth of an innovative company aligned with our vision.”

For Square, BNPL presents an attractive opportunity supported by shifting consumer preferences away from traditional credit, especially among younger consumers, consistent demand from merchants for new ways to grow their sales, and the global growth in omnichannel commerce. Combined, Square and Afterpay’s complementary businesses present an opportunity to drive growth across multiple strategic levers, including:

•

Enhance both the Seller and Cash App ecosystems. Afterpay’s global merchant base will accelerate Square’s growth with larger sellers and expansion into new geographies, while helping to drive further acquisition of new Square sellers. Afterpay will expand Cash App’s growing product offering, enable customers to manage their repayments, and help customers discover new merchants when the Afterpay App is integrated into Cash App.

•

Bring added value, differentiation, and scale to Afterpay. Afterpay will benefit from Square’s large and growing customer base of more than 70 million annual transacting active Cash App customers and millions of sellers, which will expand Afterpay’s reach and growth both online and in-person. Afterpay consumers will receive the benefits of Cash App’s financial tools, including money transfer, stock and Bitcoin purchases, Cash Boost, and more.

•

Drive long-term growth with meaningful revenue synergy opportunities. Square believes Afterpay will be accretive to gross profit growth with a modest decrease in Adjusted EBITDA margins expected in the first year after completion of the transaction. Square sees an opportunity to invest behind Afterpay’s strong unit economics as well as attractive growth synergies, including the opportunity to introduce offerings and drive incremental growth for sellers and increased engagement for Cash App customers.

Afterpay’s Co-Founders and Co-CEOs will join Square upon completion of the transaction and help lead Afterpay’s respective merchant and consumer businesses, as part of Square’s Seller and Cash App ecosystems. Square will appoint one Afterpay director as a member of the Square Board following closing.

Investor Presentation

The companies have published a presentation to provide an overview of the transaction, available on Square’s Investor Relations website, investors.squareup.com, and Afterpay’s Corporate website at corporate.afterpay.com.

Second Quarter 2021 Financial Results

In a separate press release issued today, Square announced its financial results for the second quarter of 2021, which is available on Square’s Investor Relations website, investors.squareup.com.

Conference Call and Webcast

Square will conduct a conference call tomorrow jointly with Afterpay, August 2, 2021 at 5:00 a.m. Pacific Time/8:00 a.m. Eastern Time/10:00 p.m. Australian Eastern Standard Time to discuss this announcement, as well as Square’s financial results for the second quarter of 2021. Access to a live audio webcast will be available on its Investor Relations website, investors.squareup.com. An archive of the webcast will be available on the website after the call.

Transaction Terms

Under the terms of the Scheme Implementation Deed, which has been approved by the members of the Boards of Directors of both Square and Afterpay, Afterpay shareholders will receive a fixed exchange ratio of 0.375 shares of Square Class A common stock for each Afterpay ordinary share they hold on the record date (Consideration). Square may elect to pay 1% of total consideration in cash1.

Square has agreed to establish a secondary listing on the Australian Securities Exchange (ASX) to allow Afterpay shareholders to trade Square shares via CHESS Depositary Interests (CDIs) on the ASX. Afterpay shareholders will be able to elect whether to receive the Consideration in NYSE listed Square Class A common stock or CDIs. The CDIs listed on the ASX are expected to be eligible for S&P index inclusion in Australia.

The Afterpay Board has unanimously recommended the transaction to Afterpay shareholders subject to no superior proposal and an independent expert concluding (and continuing to conclude) that the transaction is in the best interests of Afterpay shareholders.

The Afterpay Board unanimously recommends that Afterpay shareholders vote in favour of the Scheme of Arrangement for, among other things, the following reasons:

•

The Consideration represents an attractive premium for Afterpay shareholders. Based on Square’s closing price of US$247.26 on July 30, 2021, this represents an implied transaction price of approximately A$126.21 per Afterpay share, and an attractive premium of approximately 30.6% to Afterpay’s latest closing price of A$96.66. This represents an approximate 21.9% premium over the 10-day volume weighted average Afterpay share price, and an approximate 10.5% premium over the 30-day volume weighted average Afterpay share price, each as of July 30, 2021.

•

Afterpay shareholders will receive a fixed exchange ratio of 0.375 shares of Square Class A common stock for each Afterpay share. Following completion of the transaction, Afterpay shareholders are expected to own approximately 18.5% of the combined company on a fully diluted basis.

•	The scrip consideration allows Afterpay shareholders to participate in the expected benefits of combining the two businesses.

Afterpay will apply for a ruling from the Australian Taxation Office (ATO) in relation to the availability of scrip-for-scrip capital gains tax rollover relief in regards to the transaction for Afterpay shareholders in Australia. The stock transaction is intended to be tax-free to Afterpay shareholders in Australia, and receipt of confirmation of such ruling is a condition precedent to the transaction.

The transaction is subject to conditions precedent as is customary for transactions of this nature, including, among other things:

•	receipt of required regulatory approvals;

•	the approval of shareholders of both Afterpay and Square;[2]

[1]

If Square elects to pay cash consideration, Afterpay shareholders will be entitled to receive 1% of the scheme consideration in cash determined by reference to the Square volume weighted average share price shortly prior to implementation.

[2]

Square has a dual class stock structure, meaning that in addition to the Class A common shares, Square also has Class B common stock on issue (primarily held by a small group of shareholders). Each Class B common share in Square carries a right to 10 votes, with each Class A common share carrying a right to 1 vote. As such, the holders of the Class B common stock hold, in aggregate, approximately 61.3% of the voting power in Square (as of June 30, 2021) and have the ability to determine the outcome of the Square shareholder approval

•	no material adverse effect, prescribed event or breach of representations and warranties in relation to either Afterpay or Square;

•	approval for quotation of the Consideration securities on NYSE (Square shares) and ASX (CDIs);

•	receipt of confirmation of the ATO class ruling; and

•	other customary conditions to a scheme of arrangement such as Australian court approval and an independent expert confirming that the transaction is in the best interests of Afterpay shareholders.

The Scheme Implementation Deed contains customary exclusivity provisions in favour of Square, including no shop, no talk, no due diligence, notification obligations and a matching right. A break fee of 1% of the equity value of Afterpay implied by the Consideration will be payable by Afterpay to Square, and vice versa, in certain specified circumstances.

The full terms of the transaction, including all applicable conditions, are set out in the Scheme Implementation Deed, a copy of which is attached to this announcement.

Indicative timetable and next steps

Afterpay shareholders do not need to take any action at this stage.

A Scheme Booklet containing information in relation to the Transaction, reasons for the Afterpay Board of Directors’ recommendation, an Independent Expert’s Report and details of the Transaction Scheme will be sent to Afterpay’s shareholders in due course. It is anticipated that the Transaction will close in the first quarter of calendar year 2022. These dates are indicative and subject to change.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to Square and Wachtell, Lipton, Rosen & Katz and King & Wood Mallesons are serving as its legal advisors. Goldman Sachs and Qatalyst Partners are serving as financial advisors to Afterpay, Highbury Partnership is serving as financial advisor to Afterpay’s Board, and Gilbert + Tobin and Cravath, Swaine & Moore LLP are serving as Afterpay’s legal advisors.

About Square, Inc.

Square, Inc. (NYSE: SQ) builds tools to empower businesses and individuals to participate in the economy. Sellers use Square to reach buyers online and in person, manage their business, and access financing. Individuals use Cash App to spend, send, store, and invest money. And TIDAL is a global music and entertainment platform that expands Square’s purpose of economic empowerment to artists. Square, Inc. has offices in the United States, Canada, Japan, Australia, Ireland, Spain, Norway, and the UK.

About Afterpay Limited

Afterpay Limited (ASX: APT) is transforming the way we pay by allowing customers to receive products immediately and pay for their purchases over four installments, always interest-free. The service is completely free for customers who pay on time - helping people spend responsibly without incurring interest, fees or revolving debt. As of June 30, 2021, Afterpay is offered by nearly 100,000 of the world’s favourite retailers and has more than 16.2 million customers.

Afterpay is currently available in Australia, United States, Canada, New Zealand, and in the United Kingdom, France, Italy and Spain, where it is known as Clearpay. Afterpay is on a mission to power an economy in which everyone wins.

Contacts

Square, Inc.

Media Contact

press@squareup.com

Investor Relations Contact

ir@squareup.com

Afterpay

Media Contact

media@Afterpay.com

Investor Relations Contact

investor.relations@Afterpay.com

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, Afterpay, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions, including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

Scheme Implementation Deed

Annexure B Scheme of Arrangement

© King & Wood Mallesons	Scheme Implementation Deed

Scheme of Arrangement

Dated              2021

Afterpay Limited (“Afterpay”)

Scheme Participants

King & Wood Mallesons

Level 61

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Australia

T +61 2 9296 2000

F +61 2 9296 3999

DX 113 Sydney

www.kwm.com

Scheme of Arrangement

Contents

Details		1

General terms		2

1	Definitions and interpretation	2

1.1	Definitions	2
1.2	General interpretation	5

2	Preliminary	6

2.1	Afterpay	6
2.2	Square	6
2.3	Square Acquirer	6
2.4	If Scheme becomes Effective	7
2.5	Scheme Implementation Deed	7
2.6	Deed Poll	7

3	Conditions precedent	7

3.1	Conditions precedent to Scheme	7
3.2	Conditions precedent and operation of clause 5	7
3.3	Certificate in relation to conditions precedent	7

4	Scheme	8

4.1	Effective Date	8
4.2	End Date	8

5	Implementation of Scheme	8

5.1	Elections	8
5.2	Lodgement of Court orders with ASIC	9
5.3	Transfer and registration of Afterpay Shares	9
5.4	Entitlement to Scheme Consideration	9
5.5	Title and rights in Afterpay Shares	9
5.6	Warranty by Scheme Participants	10
5.7	Transfer free of Encumbrances	10
5.8	Appointment of Square Acquirer as sole proxy	10

6	Scheme Consideration	10

6.1	Consideration under this Scheme	10
6.2	Scheme Consideration	11
6.3	Provision of Scheme Consideration	11
6.4	Fractional entitlements	12
6.5	Scheme Participants’ agreements	12
6.6	Ineligible Foreign Shareholder Sale Facility	13
6.7	Orders of a Court or Governmental Authority	14
6.8	Shares to rank equally	14
6.9	Joint holders	14

7	Dealings in Scheme Shares	15

7.1	Determination of Scheme Participants	15
7.2	Register	15
7.3	No disposals after Effective Date	15

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7.4	Maintenance of Afterpay Register	15
7.5	Effect of certificates and holding statements	15
7.6	Details of Scheme Participants	15
7.7	Quotation of Afterpay Shares	16
7.8	Termination of quotation of Afterpay Shares	16

8	Instructions and notification	16

9	Power of attorney	16

10	Notices	16

10.1	No deemed receipt	16
10.2	Accidental omission	16

11	General	17

11.1	Variations, alterations and conditions	17
11.2	Further action by Afterpay	17
11.3	Authority and acknowledgement	17
11.4	No liability when acting in good faith	17
11.5	Enforcement of Deed Poll	17
11.6	Stamp duty	17

12	Governing law	17

12.1	Governing law and jurisdiction	17
12.2	Serving documents	17

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Scheme of Arrangement

Details

Parties

Afterpay	Name	Afterpay Limited

	ACN	618 280 649

	Formed in	Victoria

	Address	Level 23, 2 Freshwater Place Melbourne VIC 3006, Australia

	Email	legal@afterpay.com.au

	Attention	General Counsel

Scheme Participants	Each person who is an Afterpay Shareholder as at the Record Date.

Governing law	Victoria

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General terms

1	Definitions and interpretation

1.1	Definitions

Unless the contrary intention appears, these meanings apply:

ACCC means the Australian Competition and Consumer Commission.

Afterpay Share means an ordinary fully paid share in the capital of Afterpay.

Afterpay Shareholder means each person registered in the Register as a holder of Afterpay Shares.

ASIC means the Australian Securities & Investments Commission.

ASX means ASX Limited or the market operated by it, as the context requires.

ASX Official List means the official list of the entities that ASX has admitted and not removed.

ASX Settlement means ASX Settlement Pty Limited (ABN 49 008 504 532) as the holder of a licence to operate a clearing and settlement facility.

ASX Settlement Operating Rules means the operating rules of the clearing and settlement facility operated by ASX Settlement from time to time as modified by any express written waiver or exemption given by ASX or ASX Settlement.

ATO means the Australian Taxation Office.

Australian Admission means the admission of Square to the ASX Official List as an ASX foreign exempt listing and the official quotation of all New Square CDIs on ASX.

Business Day means a business day as defined in the Listing Rules, provided that such day is neither:

(a)	a day on which the banks in Sydney, New South Wales, Australia, are authorised or required to close, nor

(b)	a day on which the banks in San Francisco, California, United States of America, are authorised or required to close.

CDI	means CHESS depository interest.

CDI Elected Shareholder means each of:

(a)	an Eligible AUSNZ Shareholder who has not made a Share Election; and

(b)	an Eligible Non-AUSNZ Shareholder who has made a CDI Election.

CDI Election means a valid election for New Square CDIs made by an Eligible Non-AUSNZ Shareholder pursuant to the terms of this Scheme.

CDI Election Form means the form to be completed by an Eligible Non-AUSNZ Shareholder who wishes to make a CDI Election.

CDN means CHESS Depositary Nominees Pty Limited (ACN 071 346 506).

CHESS means Clearing House Electronic Subregister System.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of New South Wales, or another court of competent jurisdiction under the Corporations Act agreed in writing by Square, Square Acquirer and Afterpay.

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Deed Poll means the deed poll executed by Square and Square Acquirer substantially in the form of Annexure C of the Scheme Implementation Deed or as otherwise agreed by Square, Square Acquirer and Afterpay under which Square and Square Acquirer covenant in favour of each Scheme Participant to perform the obligations attributed to Square and Square Acquirer under this Scheme.

Details means the section of this agreement headed “Details”.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act in relation to this Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which this Scheme becomes Effective.

Election Date means the 5th Business Day before the date of the Scheme Meeting or such other date as agreed in writing by Afterpay and Square.

Election Withdrawal Form means the form to be completed by Eligible AUSNZ Shareholders or Eligible Non-AUSNZ Shareholders who have made a Share Election or CDI Election (as applicable) who wishes to withdraw that Share Election or CDI Election (as applicable).

Eligible AUSNZ Shareholder means a Scheme Participant whose Registered Address as at the Record Date is in Australia or New Zealand.

Eligible Non-AUSNZ Shareholder means a Scheme Participant whose Registered Address as at the Record Date is not in Australia or New Zealand (other than an Ineligible Foreign Shareholder).

Encumbrance means any security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power or title retention or flawed deposit arrangement and any “security interest” as defined in sections 12(1) or (2) of the PPSA, right of first refusal, preemptive right, any similar restriction, or any agreement to create any of them or allow them to exist.

End Date means the date that is 12 months after the date of the Scheme Implementation Deed or such other date as is agreed in writing by Square and Afterpay.

FIRB means the Australian Foreign Investment Review Board.

Governmental Authority means:

(a)

any supranational, national, federal, state, county, municipal, local, provincial or foreign government or any entity exercising executive, legislative, judicial, arbitral, regulatory, taxing, or administrative functions of or pertaining to government;

(b)	any public international governmental organisation;

(c)

any agency, division, bureau, department, committee, or other political subdivision of any government, entity or organisation described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices); or

(d)	quasi-governmental, self-regulatory agency, commission or authority, including any national securities exchange or national quotation system,

and includes ASX, ACCC, ASIC, the Takeovers Panel, FIRB, OIO, ATO, Bank of Spain, Department of Justice, US Federal Trade Commission and any state or territory revenue offices.

Implementation Date means the 5th Business Day following the Record Date or such other date after the Record Date as is agreed in writing by Square and Afterpay.

Ineligible Foreign Shareholder means an Afterpay Shareholder:

(a)

who is (or is acting on behalf of) a citizen or resident of a jurisdiction other than residents of Australia and its external territories, Canada, Hong Kong, New Zealand, Singapore, Switzerland, United Kingdom and the United States; or

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(b)

whose address shown in the Register is a place outside Australia and its external territories, Canada, Hong Kong, New Zealand, Singapore, Switzerland, United Kingdom and the United States or who is acting on behalf of such a person, unless Square determines that:

(c)	it is lawful and not unduly onerous or unduly impracticable to issue that Afterpay Shareholder with the New Square Shares or New Square CDIs on implementation of this Scheme; and

(d)

it is lawful for that Afterpay Shareholder to participate in this Scheme by the law of the relevant place outside Australia and its external territories, Canada, Hong Kong, New Zealand, Singapore, Switzerland, United Kingdom and the United States.

Ineligible Foreign Shareholder Sale Facility means the facility to be conducted in accordance with clause 6.6.

Listing Rules means the Listing Rules of ASX.

New Square CDIs means the Square CDIs to be issued to Scheme Participants as Scheme Consideration under this Scheme.

New Square Shares means the fully paid Square A Shares to be issued to Scheme Participants as Scheme Consideration under this Scheme.

Nominee Holder has the meaning given in clause 5.1(f).

NYSE means the New York Stock Exchange.

OIO means the New Zealand Overseas Investment Office.

PPSA means the Personal Property Securities Act 2009 (Cth).

Record Date means 5.00pm on the 25th Business Day following the Effective Date or any other date as agreed between Afterpay and Square.

Register means the register of members of Afterpay maintained by or on behalf of Afterpay in accordance with section 168(1) of the Corporations Act.

Registered Address means, in relation to an Afterpay Shareholder, the address shown in the Register.

Registry means Computershare Investor Services or such other person nominated by Afterpay to maintain the Register.

Scheme means this scheme of arrangement between Afterpay and Scheme Participants under which all of the Scheme Shares will be transferred to Square Acquirer under Part 5.1 of the Corporations Act as described in clause 6 of this Scheme, in consideration for the Scheme Consideration, subject to any amendments or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act to the extent they are approved in writing by Afterpay and Square in accordance with clause 11 of this Scheme.

Scheme Consideration means the consideration payable by Square Acquirer (or by Square on behalf of and at the direction of Square Acquirer) for the transfer of Afterpay Shares held by a Scheme Participant to Square Acquirer, being, in respect of each Afterpay Share:

(a)	where the Scheme Participant is a Share Elected Shareholder, 0.375 New Square Shares; and

(b)	where the Scheme Participant is a CDI Elected Shareholder, 0.375 New Square CDIs.

Scheme Implementation Deed means the scheme implementation deed dated 2 August 2021 between Afterpay, Square and Square Acquirer under which, amongst other things, Afterpay has agreed to propose this Scheme to Afterpay Shareholders, and each of Square, Square Acquirer and Afterpay have agreed to take certain steps to give effect to this Scheme.

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Scheme Meeting means the meeting of Afterpay Shareholders, ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act at which Afterpay Shareholders will vote on this Scheme.

Scheme Participant means each person who is an Afterpay Shareholder as at the Record Date.

Scheme Share means an Afterpay Share held by a Scheme Participant as at the Record Date and, for the avoidance of doubt, includes any Afterpay Shares issued on or before the Record Date.

Second Court Date means the first day on which an application made to the Court under section 411(4)(b) of the Corporations Act approving the Scheme is heard or scheduled to be heard or, if the application is adjourned for any reason, the date on which the adjourned application is heard or scheduled to be heard.

Share Elected Shareholder means:

(a)	an Eligible AUSNZ Shareholder who has made a valid Share Election;

(b)	an Eligible Non-AUSNZ Shareholder who has not made a valid CDI Election.

Share Election means a valid election for New Square Shares made by an Eligible AUSNZ Shareholder pursuant to the terms of this Scheme.

Share Election Form means the form to be completed by an Eligible AUSNZ Shareholder who wishes to make a Share Election.

Share Scheme Transfer means, for each Scheme Participant, a duly completed and executed proper instrument of transfer of the Scheme Shares held by that Scheme Participant for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Scheme Shares.

Square means Square, Inc.

Square A Share means a share of Class A common stock of Square.

Square Acquirer means Lanai (AU) 2 Pty Ltd (ACN 652 352 451).

Square B Share means a share of Class B common stock of Square.

Square CDI means a unit of beneficial ownership in a Square A Share (in the form of a CDI) that is registered in the name of CDN in accordance with the ASX Settlement Operating Rules, for the purpose of enabling the securities to be recorded and transferred in accordance with those operating rules.

Square Register means the register of shareholders maintained by Square or its agent.

Square Share means a Square A Share or Square B Share.

Subsidiary of an entity means another entity which:

(a)	is a subsidiary of the first entity within the meaning of the Corporations Act; and

(b)

is part of a consolidated entity constituted by the first entity and the entities it is required to include in the consolidated financial statements it prepares, or would be if the first entity was required to prepare consolidated financial statement.

Takeovers	Panel means the Australian Takeovers Panel.

1.2	General interpretation

Headings and labels used for definitions are for convenience only and do not affect interpretation. Unless the contrary intention appears, in this document:

(a)	the singular includes the plural and vice versa;

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(b)	the meaning of general words is not limited by specific examples introduced by “including”, “for example”, “such as” or similar expressions;

(c)	a reference to “person” includes an individual, a body corporate, a partnership, a joint venture, an unincorporated association and an authority or any other entity or organisation;

(d)	a reference to a particular person includes the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(e)	a reference to a time of day is a reference to the time in Melbourne, Australia;

(f)	a reference to dollars, $ or A$ is a reference to the currency of Australia;

(g)	a reference to any legislation includes regulations under it and any consolidations, amendments, re-enactments or replacements of any of them;

(h)	a reference to a group of persons is a reference to any 2 or more of them jointly and to each of them individually;

(i)	a period of time starting from a given day or the day of an act or event, is to be calculated exclusive of that day;

(j)	if a party must do something under this document on or by a given day and it is done after 5.00pm on that day, it is taken to be done on the next day; and

(k)	if the day on which a party must do something under this document is not a Business Day, the party must do it on the next Business Day.

2	Preliminary

2.1	Afterpay

Afterpay is:

(a)	a public company limited by shares;

(b)	incorporated in Australia and registered in Victoria; and

(c)	admitted to the official list of ASX and Afterpay Shares are officially quoted on the stock market conducted by ASX.

As at 2 August 2021, Afterpay has on issue 290,073,416 Afterpay Shares.

2.2	Square

Square is:

(a)	a corporation incorporated under the laws of the State of Delaware; and

(b)	Square Shares are officially listed on the NYSE.

2.3	Square Acquirer

Square Acquirer is:

(a)	a proprietary company limited by shares; and

(b)	incorporated in Australia and registered in Victoria.

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2.4	If Scheme becomes Effective

If this Scheme becomes Effective:

(a)

in consideration of the transfer of each Scheme Share to Square Acquirer, Square Acquirer will provide or procure the provision of the Scheme Consideration to each Scheme Participant in accordance with the terms of this Scheme;

(b)	all Scheme Shares will be transferred to Square Acquirer on the Implementation Date; and

(c)	Afterpay will enter the name of Square Acquirer in the Register in respect of all Scheme Shares transferred to Square Acquirer in accordance with the terms of this Scheme.

2.5	Scheme Implementation Deed

Afterpay, Square and Square Acquirer have agreed by executing the Scheme Implementation Deed to implement the terms of this Scheme.

2.6	Deed Poll

Square and Square Acquirer have executed the Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform (or procure the performance of) the obligations attributable to Square and Square Acquirer as contemplated by this Scheme, including to provide the Scheme Consideration to the Scheme Participants.

3	Conditions precedent

3.1	Conditions precedent to Scheme

This Scheme is conditional on, and will have no force or effect until, the satisfaction of each of the following conditions precedent:

(a)	as at 8.00am on the Second Court Date, the Scheme Implementation Deed and Deed Poll not having been terminated;

(b)

all of the conditions precedent in clause 3.1 of the Scheme Implementation Deed having been satisfied or waived (other than the conditions precedent relating to Court approval set out in item 3.1(h) of the Scheme Implementation Deed) in accordance with the terms of the Scheme Implementation Deed;

(c)

the Court having approved this Scheme, with or without any modification or condition, pursuant to section 411(4)(b) of the Corporations Act, and if applicable, Afterpay and Square having accepted in writing any modification or condition made or required by the Court under section 411(6) of the Corporations Act; and

(d)

the coming into effect, pursuant to section 411(10) of the Corporations Act, of the orders of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to this Scheme.

3.2	Conditions precedent and operation of clause 5

The satisfaction of each condition of clause 3.1 of this Scheme is a condition precedent to the operation of clause 5 of this Scheme.

3.3	Certificate in relation to conditions precedent

Afterpay and Square must provide to the Court on the Second Court Date a certificate, or such other

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evidence as the Court requests, confirming (in respect of matters within their knowledge) whether or not all of the conditions precedent set out in clause 3.1 of this Scheme (other than the conditions precedent in clauses 3.1(c) and 3.1(d) of this Scheme) have been satisfied or waived as at 8.00am on the Second Court Date.

The certificate referred to in this clause 3.3 will constitute conclusive evidence of whether the conditions precedent referred to in clause 3.1 of this Scheme (other than the condition precedent in clauses 3.1(c) and 3.1(d) of this Scheme) have been satisfied or waived as at 8.00am on the Second Court Date.

4	Scheme

4.1	Effective Date

Subject to clause 4.2, this Scheme will come into effect pursuant to section 411(10) of the Corporations Act on and from the Effective Date.

4.2	End Date

This Scheme will lapse and be of no further force or effect if:

(a)	the Effective Date does not occur on or before the End Date; or

(b)	the Scheme Implementation Deed or Deed Poll is terminated in accordance with its terms.

5	Implementation of Scheme

5.1	Elections

(a)

A Scheme Participant who is an Eligible AUSNZ Shareholder may make a Share Election to receive New Square Shares instead of New Square CDIs by completing a Share Election Form and returning it to the address specified in the Share Election Form so that it is received by the Registry (and not withdrawn) by no later than 5.00pm on the Election Date.

(b)

Subject to clause 5.1(c), a Scheme Participant who is an Eligible Non-AUSNZ Shareholder may make a CDI Election to receive New Square CDIs instead of New Square Shares by completing a CDI Election Form and returning it to the address specified in the CDI Election Form so that it is received by the Registry (and not withdrawn) by no later than 5.00pm on the Election Date.

(c)

In the event that ASX does not grant approval for Australian Admission on or before the Business Day after the Effective Date, and Square and Afterpay both provide written consent in accordance with clause 4.4 of the Scheme Implementation Deed, all CDI Elections will be disregarded and the entitlements of all Scheme Participants (including those who made a CDI Election) will be satisfied by the distribution of New Square Shares in the manner described in clause 6.2(a).

(d)

A Scheme Participant may withdraw their Share Election under clause 5.1(a) or their CDI Election under clause 5.1(b) by lodging an Election Withdrawal Form provided that it is received by the Registry by no later than 5.00pm on the Election Date.

(e)

Subject to clause 5.1(f), a Share Election under clause 5.1(a) or a CDI Election under clause 5.1(b) may only be made in respect of all and not part of the Afterpay Shares held by the relevant Scheme Participant.

(f)	A Scheme Participant who holds one or more parcels of Afterpay Shares as trustee or nominee for, or otherwise on account of, another person (“Nominee Holder”):

(i)	subject to clause 5.1(f)(ii), may make separate elections in accordance with clauses 5.1(a) or 5.1(b) in relation to each of those parcels of Afterpay Shares by lodging a separate election

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form for each separate holding in accordance with clauses 5.1(a) or 5.1(b), and in each case in accordance with clause 5.1(e); and

(ii)

for the purposes of determining entitlements under this Scheme, will be treated as if they were a separate CDI Elected Shareholder or Share Elected Shareholder (as relevant) in respect of each parcel of Afterpay Shares in respect of which an election has been made.

(g)

Square Acquirer will determine, in its sole discretion, all questions as to the correct completion of a CDI Election Form, Share Election Form or Election Withdrawal Form, and time of receipt of such form. Square Acquirer is not required to communicate with any Scheme Participant prior to making this determination. The determination of Square Acquirer will be final and binding on the Scheme Participant.

5.2	Lodgement of Court orders with ASIC

If the conditions precedent set out in clause 3.1 of this Scheme (other than the condition precedent in clause 3.1(d) of this Scheme) are satisfied, Afterpay must lodge with ASIC, in accordance with section 411(10) of the Corporations Act, an office copy of the Court order approving this Scheme as soon as possible, and in any event by no later than 4.00pm on the first Business Day after the day on which the Court approves this Scheme or such later time as Square and Afterpay agree in writing.

5.3	Transfer and registration of Afterpay Shares

On the Implementation Date, but subject to the provision of the Scheme Consideration for the Scheme Shares in accordance with clause 6 of this Scheme and Square Acquirer having provided Afterpay with written confirmation of the provision of the Scheme Consideration:

(a)

the Scheme Shares, together with all rights and entitlements attaching to the Scheme Shares as at the Implementation Date, will be transferred to Square Acquirer, without the need for any further act by any Scheme Participant (other than acts performed by Afterpay as attorney and agent for Scheme Participants under clause 9 of this Scheme), by:

(i)	Afterpay delivering to Square Acquirer a duly completed and executed Share Scheme Transfer executed on behalf of the Scheme Participants by Afterpay, for registration; and

(ii)	Square Acquirer duly executing the Share Scheme Transfer and delivering it to Afterpay for registration; and

(b)

as soon as practicable after receipt of the duly executed Share Scheme Transfer, Afterpay must enter, or procure the entry of, the name of Square Acquirer in the Register in respect of all Scheme Shares transferred to Square Acquirer in accordance with the terms of this Scheme.

5.4	Entitlement to Scheme Consideration

On the Implementation Date, in consideration for the transfer to Square Acquirer of the Scheme Shares, each Scheme Participant will be entitled to receive the Scheme Consideration in respect of each of their Scheme Shares in accordance with clause 6 of this Scheme.

5.5	Title and rights in Afterpay Shares

Subject to the provision of the Scheme Consideration for the Scheme Shares as contemplated by clause 6 of this Scheme, on and from the Implementation Date, Square Acquirer will be beneficially entitled to the Scheme Shares transferred to it under the Scheme, pending registration by Afterpay of Square Acquirer in the Register as the holder of the Scheme Shares.

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5.6	Warranty by Scheme Participants

Each Scheme Participant warrants to and is deemed to have authorised Afterpay to warrant to Square Acquirer as agent and attorney for the Scheme Participant by virtue of this clause 5.6, that:

(a)

all their Scheme Shares (including any rights and entitlements attaching to those shares) transferred to Square Acquirer under the Scheme will, as at the date of the transfer, be fully paid and free from all Encumbrances; and

(b)	they have full power and capacity to sell and to transfer their Scheme Shares (including any rights and entitlements attaching to those shares) to Square Acquirer under this Scheme.

5.7	Transfer free of Encumbrances

To the extent permitted by law, all Afterpay Shares (including any rights and entitlements attaching to those shares) which are transferred to Square Acquirer under this Scheme will, at the date of the transfer of them to Square Acquirer, vest in Square Acquirer free from all Encumbrances and interests of third parties of any kind, whether legal or otherwise, and free from any restrictions on transfer of any kind not referred to in this Scheme.

5.8	Appointment of Square Acquirer as sole proxy

Subject to the provision of the Scheme Consideration for the Scheme Shares as contemplated by clauses 5.3 and 6 of this Scheme, on and from the Implementation Date until Afterpay registers Square Acquirer as the holder of all of the Afterpay Shares in the Register, each Scheme Participant:

(a)

irrevocably appoints Afterpay as attorney and agent (and directs Afterpay in such capacity) to appoint Square Acquirer and each of its directors from time to time (jointly and each of them individually) as its sole proxy, and where applicable corporate representative, to attend shareholders’ meetings, exercise the votes attaching to Afterpay Shares registered in its name and sign any shareholders resolution, and no Scheme Participant may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 5.8(a));

(b)	must take all other actions in the capacity of the registered holder of Afterpay Shares as Square Acquirer directs; and

(c)

acknowledges and agrees that in exercising the powers referred to in clause 5.8(a), Square Acquirer and any director or corporate representative nominated by Square Acquirer under clause 5.8(a) may act in the best interests of Square Acquirer as the intended registered holder of the Scheme Shares.

Afterpay undertakes in favour of each Scheme Participant that it will appoint Square Acquirer and each of its directors from time to time (jointly and each of them individually) as that Scheme Participant’s proxy or, where applicable, corporate representative in accordance with clause 5.8(a) of this Scheme.

6	Scheme Consideration

6.1	Consideration under this Scheme

On the Implementation Date, Square Acquirer:

(a)

must provide or procure as set forth in clause 6.1(b), in consideration for the transfer to Square Acquirer of the Afterpay Shares, the Scheme Consideration is issued to the Scheme Participants (or to the nominee in the case of Ineligible Foreign Shareholders, in accordance with clause 6.6) in accordance with this clause 6; and

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(b)

agrees to cause Square to, and Square will at the direction of and on behalf of Square Acquirer (in satisfaction of Square Acquirer’s obligation to provide such Scheme Consideration under clause 6.1(a)), issue the Scheme Consideration in accordance with this clause 6. If Square Acquirer fails to provide direction to Square as contemplated by this clause 6.1(b) (or to have otherwise procured the provision of the Scheme Consideration) within 1 Business Day following the Effective Date, Square Acquirer will be deemed to have provided such direction to Square and Square agrees that it will take the actions required by this clause 6.1(b).

6.2	Scheme Consideration

Subject to the terms and conditions of this Scheme (including clause 6.6 in relation to Ineligible Foreign Shareholders and clause 6.4 in relation to fractional elements), the Scheme Consideration to be provided to each Scheme Participant will be provided:

(a)

in respect of a Share Elected Shareholder, by the issue by Square (on behalf of and at the direction of Square Acquirer) of the Scheme Consideration comprising New Square Shares to that Scheme Participant on the Implementation Date; and

(b)

in respect of a CDI Elected Shareholder, by the issue by Square (on behalf of and at the direction of Square Acquirer) of Scheme Consideration comprising New Square CDIs to that Scheme Participant on the Implementation Date.

6.3	Provision of Scheme Consideration

Subject to the other provisions of this clause 6, the obligations of Square Acquirer to provide (or procure the provision of) the Scheme Consideration to the Scheme Participants will be satisfied:

(a)	in the case of Scheme Consideration that is required to be provided to Scheme Participants in the form of New Square Shares, by Square procuring that:

(i)	the name and address of each such Scheme Participant is entered into the Square Register on the Implementation Date in respect of the New Square Shares to which it is entitled under this clause 6; and

(ii)

a share certificate or holding statement (or equivalent document) is sent to the Registered Address of each such Scheme Participant representing the number of New Square Shares issued to the Scheme Participant pursuant to this Scheme;

(b)	in the case of Scheme Consideration that is required to be provided to Scheme Participants in the form of New Square CDIs, by Square:

(i)	issuing to CDN to be held on trust that number of New Square Shares that will enable CDN to issue New Square CDIs as envisaged by this clause 6 on the Implementation Date;

(ii)

procuring that the name and address of CDN is entered into the Square Register in respect of those New Square Shares on the Implementation Date and that a share certificate or holding statement (or equivalent document) in the name of CDN representing those New Square Shares is sent to CDN;

(iii)	procuring that on the Implementation Date, CDN issues to each such Scheme Participant the number of New Square CDIs to which it is entitled under this clause 6;

(iv)

procuring that on the Implementation Date, the name of each such Scheme Participant is entered in the records maintained by CDN as the holder of the New Square CDIs issued to that Scheme Participant on the Implementation Date;

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(v)

in the case of each such Scheme Participant who held Scheme Shares on the CHESS subregister – procuring that the CDIs are held on the CHESS subregister on the Implementation Date and sending or procuring the sending of an allotment advice that sets out the number of New Square CDIs issued and procuring that ASX Settlement and Transfer Corporation Pty Ltd will provide at the end of the month of allotment a CDI holding statement confirming the number of New Square CDIs held on the CHESS subregister by that Scheme Participant; and

(vi)

in the case of each such Scheme Participant who held Scheme Shares on the issuer sponsored subregister – procuring that the New Square CDIs are held on the issuer sponsored subregister on the Implementation Date and sending or procuring the sending of a CDI holding statement to each such Scheme Participant which sets out the number of New Square CDIs held on the issuer sponsored subregister by that Scheme Participant.

6.4	Fractional entitlements

(a)

If the number of Afterpay Shares held by a Scheme Participant at the Record Date is such that the aggregate entitlement of the Scheme Participant to Scheme Consideration comprising New Square Shares or New Square CDIs includes a fractional entitlement to a New Square Share or New Square CDI, the entitlement will be rounded as follows:

(i)	if the fractional entitlement is less than 0.5, it will be rounded down to zero New Square Shares or New Square CDIs; and

(ii)	if the fractional entitlement is equal to or more than 0.5, it will be rounded up to one New Square Share or New Square CDI.

(b)

If a Nominee Holder makes separate elections in relation to parcels of Afterpay Shares it holds as trustee or nominee for, or otherwise on account of, another person, then for the purposes of this clause 6.4 the Scheme Consideration of the Nominee Holder will be calculated and rounded based on each nominated parcel of Afterpay Shares held by the Nominee Holder as trustee or nominee for, or otherwise on account of, another person.

(c)

If a Nominee Holder does not make separate elections in relation to parcels of Afterpay Shares it holds as trustee or nominee for, or otherwise on account of, another person, then for the purposes of this clause 6.4, the Scheme Consideration for the Nominee Holder will be calculated and rounded based on the aggregate number of Afterpay Shares held by the Nominee Holder in those parcels as trustee or nominee for, or otherwise on account of, other persons.

6.5	Scheme Participants’ agreements

Under this Scheme, each Scheme Participant (and the nominee on behalf of the Ineligible Foreign Shareholders) irrevocably:

(a)	agrees to the transfer of their Afterpay Shares together with all rights and entitlements attaching to those Afterpay Shares in accordance with this Scheme;

(b)	agrees to the variation, cancellation or modification of the rights attached to their Afterpay Shares constituted by or resulting from this Scheme;

(c)	agrees to, on the direction of Square Acquirer, destroy any holding statements or share certificates relating to their Afterpay Shares;

(d)

agrees to become a shareholder of Square, to have their name entered in the Square Register, accepts the New Square Shares or New Square CDIs (as relevant) issued to them and agrees to be bound by Square’s Amended and Restated Certificate of Incorporation;

© King & Wood Mallesons	Scheme of Arrangement	12

(e)

agrees and acknowledges that the issue of New Square Shares or New Square CDIs (as applicable) in accordance with clause 6.1 constitutes satisfaction of all that person’s entitlements under this Scheme;

(f)

acknowledges that this Scheme binds Afterpay and all of the Scheme Participants from time to time (including those who do not attend the Scheme Meeting and those who do not vote, or vote against this Scheme, at the Scheme Meeting); and

(g)

consents to Afterpay, Square and Square Acquirer doing all things and executing all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to this Scheme and the transactions contemplated by it.

6.6	Ineligible Foreign Shareholder Sale Facility

Where a Scheme Participant is an Ineligible Foreign Shareholder, each Ineligible Foreign Shareholder authorises Square (on behalf of and at the direction of Square Acquirer) to:

(a)	issue to a nominee appointed by Square any New Square Shares to which an Ineligible Foreign Shareholder would otherwise be entitled to (Relevant Square Shares);

(b)	procure, as soon as reasonably practicable after the Implementation Date, and in no event no more than 30 days after the Implementation Date, that the nominee:

(i)

sells or procures the sale of all of the Relevant Square Shares issued to the nominee pursuant to clause 6.6(a) (including on an aggregated or partially aggregate basis), in the ordinary course of trading on the NYSE at such price as the nominee determines in good faith; and

(ii)	remits to Square (on behalf of and at the direction of Square Acquirer) the proceeds of sale (net of any applicable brokerage, stamp duty and other selling costs, taxes and charges) (Proceeds); and

(c)

promptly after the last sale of the Relevant Square Shares in accordance with clause 6.6(b)(i), pay to each Ineligible Foreign Shareholder an amount equal to the proportion of the net proceeds of sale received by Square under clause 6.6(b)(ii) to which that Ineligible Foreign Shareholder is entitled, in full satisfaction of their entitlement to the Relevant Square Shares, in accordance with the following formula:

A = (B/C) × D

Where

A is the amount to be paid to the Ineligible Foreign Shareholder;

B is the number of Relevant Square Shares attributable to, and that would otherwise have been issued to, that Ineligible Foreign Shareholder had it not been an Ineligible Foreign Shareholder and which are instead issued to the nominee;

C is the total number of Relevant Square Shares attributable to, and which would otherwise have been issued to, all Ineligible Foreign Shareholders collectively and which are instead issued to the nominee; and

D is the Proceeds (as defined in clause 6.6(b)(ii)).

(d)

None of Afterpay, Square or Square Acquirer make any representation as to the amount of proceeds of sale to be received by Ineligible Foreign Shareholders under the Ineligible Foreign Shareholder Sale Facility. Each of Afterpay, Square and Square Acquirer expressly disclaim any fiduciary duty to the Ineligible Foreign Shareholders which may arise in connection with the Ineligible Foreign Shareholder Sale Facility.

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6.7	Orders of a Court or Governmental Authority

(a)

Afterpay may deduct and withhold from any consideration which would otherwise be provided to a Scheme Participant in accordance with this clause 6, any amount which Afterpay, Square and Square Acquirer determine is required to be deducted and withheld from that consideration under any applicable law, including any order, direction or notice made or given by a court of competent jurisdiction or by another Governmental Authority.

(b)

To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes under this Scheme as having been paid to the person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing agency.

(c)	If written notice is given to Afterpay of an order, direction or notice made or given by a court of competent jurisdiction or by another Governmental Authority that:

(i)

requires consideration which would otherwise be provided to a Scheme Participant in accordance with this clause 6 to instead be paid or provided to a Governmental Authority or other third party (either through payment of a sum or the issuance of a security), then Afterpay shall be entitled to procure that provision of that consideration is made in accordance with that order, direction or notice (and payment or provision of that consideration in accordance with that order, direction or notice will be treated for all purposes under this Scheme as having been paid or provided to that Scheme Participant); or

(ii)

prevents consideration being provided to any particular Scheme Participant in accordance with this clause 6, or the payment or provision of such consideration is otherwise prohibited by applicable law, Afterpay shall be entitled to (as applicable) direct Square not to issue (or procure the issue of), or to issue or provide to a trustee or nominee, such number of New Square Shares or New Square CDIs as that Scheme Participant would otherwise be entitled to under this clause 6, until such time as payment or provision of the consideration in accordance with this clause 6 is permitted by that order or direction or otherwise by law.

6.8	Shares to rank equally

Square covenants in favour of Afterpay (in its own right and on behalf of the Scheme Participants) that:

(a)	the New Square Shares and Square A Shares underlying New Square CDIs will rank equally in all respects with all existing Square A Shares (but not Square B Shares);

(b)	it will do everything reasonably necessary to ensure that trading in the New Square Shares and the New Square CDIs commences by the first Business Day after the Implementation Date;

(c)	the New Square Shares and New Square CDIs will be duly and validly issued in accordance with applicable laws and Square’s certificate of incorporation and bylaws; and

(d)	on issue, each New Square Share and New Square CDI will be fully paid and free from any Encumbrance.

6.9	Joint holders

In the case of Afterpay Shares held in joint names:

(a)

any New Square Shares or New Square CDIs (as applicable) to be issued under this Scheme must be issued and registered in the names of the joint holders and entry in the Square Register must take place in the same order as the holders’ names appear in the Register; and

© King & Wood Mallesons	Scheme of Arrangement	14

(b)

any document required to be sent under this Scheme, will be forwarded to either, at the sole discretion of Afterpay, the holder whose name appears first in the Register as at the Record Date or to the joint holders.

7	Dealings in Scheme Shares

7.1	Determination of Scheme Participants

To establish the identity of the Scheme Participants, dealings in Scheme Shares or other alterations to the Register will only be recognised by Afterpay if:

(a)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Scheme Shares on or before the Record Date; and

(b)

in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

7.2	Register

Afterpay must register any registrable transmission applications or transfers of the Scheme Shares received in accordance with clause 7.1(b) of this Scheme on or before the Record Date.

7.3	No disposals after Effective Date

If this Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date in any way except as set out in this Scheme and any such disposal will be void and of no legal effect whatsoever.

Afterpay will not accept for registration or recognise for any purpose any transmission, application or transfer in respect of Scheme Shares received after the Record Date (except a transfer to Square Acquirer pursuant to this Scheme and any subsequent transfer by Square Acquirer or its successors in title).

7.4	Maintenance of Afterpay Register

For the purpose of determining entitlements to the Scheme Consideration, Afterpay will maintain the Register in accordance with the provisions of this clause 7.4 until the Scheme Consideration has been issued to the Scheme Participants and Square Acquirer has been entered in the Register as the holder of all the Scheme Shares. The Register in this form will solely determine entitlements to the Scheme Consideration.

7.5	Effect of certificates and holding statements

Subject to provision of the Scheme Consideration and registration of the transfer to Square Acquirer contemplated in clauses 5.3 and 7.4 of this Scheme, any statements of holding in respect of Scheme Shares will cease to have effect after the Record Date as documents of title in respect of those shares (other than statements of holding in favour of Square Acquirer and its successors in title). After the Record Date, each entry current on the Register as at the Record Date (other than entries in respect of Square Acquirer or its successors in title) will cease to have effect except as evidence of entitlement to the Scheme Consideration.

7.6	Details of Scheme Participants

Within 3 Business Days after the Record Date, Afterpay will ensure that details of the names, Registered Addresses and holdings of Scheme Shares for each Scheme Participant, as shown in the Register at the Record Date are available to Square Acquirer in such form as Square Acquirer reasonably requires.

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7.7	Quotation of Afterpay Shares

Suspension of trading on ASX in Afterpay Shares will occur from the close of trading on ASX on the Effective Date.

7.8	Termination of quotation of Afterpay Shares

After this Scheme has been fully implemented (including after the Register and the Square Register have been updated in accordance with clauses 5.3(b) and 6.3(a)(i)), Afterpay will apply:

(a)	for termination of the official quotation of Afterpay Shares on ASX; and

(b)	to have itself removed from the official list of ASX.

8	Instructions and notification

If not prohibited by law (and including where permitted or facilitated by relief granted by a Governmental Authority), all instructions, notifications or elections by a Scheme Participant to Afterpay that are binding or deemed binding between the Scheme Participant and Afterpay relating to Afterpay or Afterpay Shares, including instructions, notifications or elections relating to:

(a)	whether dividends are to be paid by cheque or into a specific bank account;

(b)	payments of dividends on Afterpay Shares; and

(c)	notices or other communications from Afterpay (including by email),

will be deemed from the Implementation Date (except to the extent determined otherwise by Square Acquirer in its sole discretion), by reason of this Scheme, to be made by the Scheme Participant to Square Acquirer and to be a binding instruction, notification or election to, and accepted by, Square Acquirer until that instruction, notification or election is revoked or amended in writing addressed to Square Acquirer at its registry.

9	Power of attorney

Each Scheme Participant, without the need for any further act by any Scheme Participant, irrevocably appoints Afterpay and each of its directors and secretaries (jointly and each of them individually) as its attorney and agent for the purpose of:

(a)	executing any document necessary or expedient to give effect to this Scheme including the Share Scheme Transfer;

(b)	enforcing the Deed Poll against Square and Square Acquirer,

and Afterpay accepts such appointment.

10	Notices

10.1	No deemed receipt

If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Afterpay, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Afterpay’s registered office or at the office of the registrar of Afterpay Shares.

10.2	Accidental omission

The accidental omission to give notice of the Scheme Meeting or the non-receipt of such a notice by any Afterpay Shareholder will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings of the Scheme Meeting.

© King & Wood Mallesons	Scheme of Arrangement	16

11	General

11.1	Variations, alterations and conditions

(a)

Afterpay may, with the consent of Square, by its counsel or solicitor consent on behalf of all persons concerned to any variations, alterations or conditions to this Scheme which the Court thinks fit to impose.

(b)	Each Scheme Participant agrees to any such alterations or conditions which Afterpay has consented to pursuant to clause 11.1(a).

11.2	Further action by Afterpay

Afterpay will execute all documents and do all things (on its own behalf and on behalf of each Scheme Participant) necessary or expedient to implement, and perform its obligations under, this Scheme.

11.3	Authority and acknowledgement

Each of the Scheme Participants:

(a)	irrevocably consents to Afterpay, Square and Square Acquirer doing all things necessary or expedient for or incidental to the implementation of this Scheme; and

(b)

acknowledges that this Scheme binds Afterpay and all Scheme Participants (including those who do not attend the Scheme Meeting or do not vote at that meeting or vote against the Scheme at that Scheme Meeting) and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of Afterpay.

11.4	No liability when acting in good faith

Without prejudice to the parties’ rights under the Scheme Implementation Deed, neither Afterpay nor Square nor Square Acquirer, nor any of their respective officers, will be liable for anything done or omitted to be done in the performance of this Scheme in good faith.

11.5	Enforcement of Deed Poll

Afterpay undertakes in favour of each Scheme Participant to enforce the Deed Poll against Square and Square Acquirer on behalf of and as agent and attorney for the Scheme Participants.

11.6	Stamp duty

Square or Square Acquirer will pay all stamp duty (including any fines, penalties and interest) payable in connection with this Scheme.

12	Governing law

12.1	Governing law and jurisdiction

The law in force in the place specified in the Details governs this document. The parties submit to the non-exclusive jurisdiction of the courts of that place.

12.2	Serving documents

Without preventing any other method of service, any document in an action in connection with this document may be served on a party by being delivered or left at that party’s address set out in the Details.

© King & Wood Mallesons	Scheme of Arrangement	17

Scheme Implementation Deed

Annexure C Deed Poll

© King & Wood Mallesons	Scheme Implementation Deed

Deed Poll

Dated                  2021

Given by Square, Inc. (“Square”) and Lanai (AU) 2 Pty Ltd (“Square Acquirer”)

In favour of each registered holder of fully paid ordinary shares in Afterpay Limited (“Afterpay”) as at the Record Date (“Scheme Participants”)

King & Wood Mallesons

Level 61

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Australia

T + 61 2 9296 2000

F + 61 2 9296 3999

DX 113 Sydney

www.kwm.com

Ref: DLF:NC:MS

Dead Poll

Contents

Details		1

General terms		2

1	Definitions and interpretation	2

1.1	Definitions	2
1.2	General interpretation	2
1.3	Nature of deed poll	2

2	Conditions precedent and termination	2

2.1	Conditions precedent	2
2.2	Termination	2
2.3	Consequences of termination	2

3	Performance of obligations generally	3

4	Scheme Consideration	3

4.1	Scheme Consideration	3
4.2	New Square Shares to rank equally	3

5	Representations and warranties	3

6	Continuing obligations	4

7	Costs	4

7.1	Costs	4
7.2	Stamp duty and registration fees	4

8	Notices	4

9	General	5

9.1	Variation	5
9.2	Partial exercising of rights	5
9.3	Remedies cumulative	5
9.4	Assignment or other dealings	5
9.5	Further steps	5

10	Governing law and jurisdiction	5

10.1	Governing law and jurisdiction	5
10.2	Serving documents	5
10.3	Appointment of process agent	6

Signing page		7

Annexure A – Scheme		9

© King & Wood Mallesons	Deed Pool	i

Dead Pool

Details

Parties

Square	Name	Square, Inc.

	Formed in	State of Delaware

	Address	1455 Market Street, Unit 600 San Francisco, CA 94103

	Email	Legal-Notices@squareup.com

	Attention	Legal

Square Acquirer	Name	Lanai (AU) 2 Pty Ltd

	ACN	652 352 451

	Formed in	Victoria

	Address	C/- King & Wood Mallesons Level 61, Governor Phillip Tower, 1 Farrer Place Sydney NSW 2000, Australia

	Email	Legal-Notices@squareup.com

	Attention	Legal

In favour of	Each registered holder of fully paid ordinary shares in Afterpay as at the Record Date.

Governing law	Victoria

Recitals	A The directors of Afterpay have resolved that Afterpay should propose the Scheme.

B The effect of the Scheme will be that all Scheme Shares will be transferred to Square Acquirer.

C Afterpay, Square and Square Acquirer have entered into the Scheme Implementation Deed.

D  In the Scheme Implementation Deed, Square Acquirer agreed (amongst other things) to provide (or procure the provision of) the Scheme Consideration to the Scheme Participants, subject to the satisfaction of certain conditions.

E   Square and Square Acquirer are entering into this deed poll for the purpose of covenanting in favour of Scheme Participants to perform the obligations attributed to Square and Square Acquirer in relation to the Scheme.

© King & Wood Mallesons	Deed Pool	1

Dead Pool

General terms

1	Definitions and interpretation

1.1	Definitions

Unless the contrary intention appears, these meanings apply:

Scheme means the proposed scheme of arrangement between Afterpay and Scheme Participants under which all the Scheme Shares will be transferred to Square Acquirer under Part 5.1 of the Corporations Act, substantially in the form of Annexure A to this document, or as otherwise agreed by Square and Afterpay, subject to any amendments or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act, to the extent they are approved in writing by Afterpay and Square in accordance with clause 11 of the Scheme.

Scheme Implementation Deed means the scheme implementation deed dated 2 August 2021 between Afterpay, Square and Square Acquirer under which, amongst other things, Afterpay has agreed to propose the Scheme to Afterpay Shareholders, and each of Square, Square Acquirer and Afterpay has agreed to take certain steps to give effect to the Scheme.

All other words and phrases used in this document have the same meaning as given to them in the Scheme.

1.2	General interpretation

Clause 1.2 of the Scheme applies to this document.

1.3	Nature of deed poll

Square and Square Acquirer each acknowledge that this document may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not a party to it.

2	Conditions precedent and termination

2.1	Conditions precedent

The obligations of Square and Square Acquirer under clause 4 are subject to the Scheme becoming Effective.

2.2	Termination

The obligations of Square and Square Acquirer under this document will automatically terminate and the terms of this document will be of no further force or effect if:

(a)	the Scheme has not become Effective on or before the End Date; or

(b)	the Scheme Implementation Deed is terminated in accordance with its terms.

2.3	Consequences of termination

If this document is terminated under clause 2.2, then, in addition and without prejudice to any other rights, powers or remedies available to Scheme Participants:

(a)	Square and Square Acquirer are each released from their obligations to further perform this document except those obligations contained in clause 7; and

© King & Wood Mallesons	Deed Pool	2

(b)	each Scheme Participant retains the rights, powers or remedies they have against Square and Square Acquirer in respect of any breach of this document which occurs before it is terminated.

3	Performance of obligations generally

Square and Square Acquirer must comply with the obligations attributed to Square and Square Acquirer under the Scheme Implementation Deed and do all acts necessary or desirable on its part to give full effect to the Scheme.

4	Scheme Consideration

4.1	Scheme Consideration

Subject to clause 2:

(a)	Square Acquirer undertakes in favour of each Scheme Participant to provide or procure as set forth in clause 4.1(b) the provision of the Scheme Consideration to each Scheme Participant;

(b)

Square Acquirer undertakes in favour of each Scheme Participant to cause Square to, and Square will at the direction of and on behalf of Square Acquirer (in satisfaction of Square Acquirer’s obligation to provide such Scheme Consideration to the Scheme Participants under clause 4.1(a)), issue the Scheme Consideration to each Scheme Participant; and

(c)	Square and Square Acquirer undertake to perform all other actions attributed to it under the Scheme,

in accordance with the Scheme.

Subject to clause 2, if Square Acquirer fails to provide direction to Square as contemplated by clause 4.1(b) (or to have otherwise procured the provision of the Scheme Consideration) within 1 Business Day following the Effective Date, Square Acquirer will be deemed to have provided such direction to Square and Square agrees that it will take the actions required by clause 4.1(b).

4.2	New Square Shares to rank equally

Square undertakes in favour of each Scheme Participant that all New Square Shares issued as Scheme Consideration (including those issued to CDN in connection with the New Square CDIs) to each Scheme Participant in accordance with the Scheme will, upon their issue:

(a)	rank equally with all other Square A Shares then on issue; and

(b)	be fully paid and free from Encumbrance.

5	Representations and warranties

Square and Square Acquirer each represent and warrant that:

(a)	(status) it has been incorporated or formed in accordance with the laws of its place of incorporation and remains in good standing thereunder;

(b)	(power) it has power to enter into this document, to comply with its obligations under it and exercise its rights under it;

(c)	(no contravention) the entry by it into, its compliance with its obligations and the exercise of its rights under, this document does not and will not breach:

(i)	its constituent documents or cause a limitation on its powers or the powers of its directors to be exceeded;

© King & Wood Mallesons	Deed Pool	3

(ii)

any law binding or applicable to it or its assets, except where any conflict would not, individually or in the aggregate, reasonably be expected to have a Square Material Adverse Effect (as defined in the Scheme Implementation Deed); or

(iii)

any other document or agreement that is binding on any it, except where any conflict or breach would not, individually or in the aggregate, reasonably be expected to have a Square Material Adverse Effect (as defined in the Scheme Implementation Deed);

(d)

(authorisations) other than the approvals contemplated by clause 3.1 of the Scheme Implementation Deed, it has in full force and effect each authorisation necessary for it to enter into this document, to comply with its obligations and exercise its rights under it, and to allow them to be enforced;

(e)	(validity of obligations) its obligations under this document are valid and binding and are enforceable against it in accordance with its terms; and

(f)	(solvency) it is not Insolvent (as defined in the Scheme Implementation Deed).

6	Continuing obligations

This document is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	Square and Square Acquirer have fully performed their obligations under this document; or

(b)	the earlier termination of this document under clause 2.2.

7	Costs

7.1	Costs

Square and Square Acquirer agree to pay all costs in respect of the Scheme (including in connection with the transfer of Afterpay Shares to Square Acquirer in accordance with the terms of the Scheme) except for amounts covered by clause 7.2.

7.2	Stamp duty and registration fees

Square and Square Acquirer:

(a)

agree to pay or reimburse all stamp duty, registration fees and similar taxes payable or assessed as being payable in connection with this document or any other transaction contemplated by this document (including any fees, fines, penalties and interest in connection with any of these amounts); and

(b)	indemnify each Scheme Participant against, and agrees to reimburse and compensate it for, any liability in respect of stamp duty under clause 7.2(a).

8	Notices

Notices and other communications in connection with this document must be in writing. They must be sent to the address or email address referred to in the Details and (except in the case of email) marked for the attention of the person referred to in the Details. If the intended recipient has notified changed contact details, then communications must be sent to the changed contact details.

© King & Wood Mallesons	Deed Pool	4

9	General

9.1	Variation

A provision of this document or any right created under it may not be varied, altered or otherwise amended unless:

(a)	the variation is agreed to by Afterpay and Square in writing; and

(b)	the Court indicates that the variation, alteration or amendment would not itself preclude approval of the Scheme,

in which event Square and Square Acquirer must enter into a further deed poll in favour of the Scheme Participants giving effect to the variation, alteration or amendment.

9.2	Partial exercising of rights

Unless this document expressly states otherwise, if Square or Square Acquirer do not exercise a right, power or remedy in connection with this document fully or at a given time, they may still exercise it later.

9.3	Remedies cumulative

The rights, powers and remedies in connection with this document are in addition to other rights, powers and remedies given by law independently of this document.

9.4	Assignment or other dealings

Square and each Scheme Participant may not assign or otherwise deal with its rights under this document or allow any interest in them to arise or be varied without the consent of Square and Afterpay.

9.5	Further steps

Square and Square Acquirer agree to do anything including executing all documents and do all things (on its own behalf or on behalf of each Scheme Participant) necessary to give full effect to this document and the transactions contemplated by it.

10	Governing law and jurisdiction

10.1	Governing law and jurisdiction

The law in force in the place specified in the Details governs this document. Square and Square Acquirer each submit to the non-exclusive jurisdiction of the courts of that place.

10.2	Serving documents

Without preventing any other method of service, any document in an action in connection with this document may be served on Square or Square Acquirer by being delivered or left at the corresponding address set out in the Details or, in the case of Square, with its process agent.

© King & Wood Mallesons	Deed Pool	5

10.3	Appointment of process agent

Without preventing any method of service allowed under any relevant law, Square:

(a)

irrevocably appoints King & Wood Mallesons as its process agent to receive any document in an action in connection with this document, and agrees that any such document may be served on Square by being delivered to or left for Square at the following address:

King & Wood Mallesons

Level 61

Governor Phillip Tower

1 Farrer Place

Sydney NSW 2000

Australia

(b)	agrees that failure by a process agent to notify King & Wood Mallesons of any document in an action in connection with this document does not invalidate the action concerned.

If for any reason King & Wood Mallesons ceases to be able to act as process agent, Square agrees to appoint another person as its process agent in the place referred to in clause 10.1 and ensure that the replacement process agent accepts its appointment and confirms its appointment to Afterpay on behalf of Scheme Participants.

Square agrees that service of documents on its process agent is sufficient service on it.

EXECUTED as a deed poll

© King & Wood Mallesons	Deed Pool	6

Deed Poll

Signing page

DATED:

SIGNED, SEALED AND DELIVERED by SQUARE, INC. :	) ) ) ) ) ) ) ) ) ) ) ) )
Signature of witness
Signature of authorised signatory
Name of witness Witnessed by audio-visual link
Name of authorised signatory

© King & Wood Mallesons	Deed Pool

SIGNED, SEALED AND DELIVERED by LANAI (AU) 2 PTY LTD (ACN 652 352 451) in accordance with section 127(1) of the Corporations Act 2001 (Cth) by authority of its directors:	) ) ) ) ) ) ) )
Signature of director	) ) ) )	Signature of director/company secretary* *delete whichever is not applicable
Name of director (block letters)		Name of director/company secretary* (block letters) *delete whichever is not applicable

© King & Wood Mallesons	Deed Pool

Deed Poll

Annexure A – Scheme

© King & Wood Mallesons	Deed Pool

Exhibit 99.1

Square, Inc. Announces Plans to Acquire Afterpay, Strengthening and Enabling Further

Integration Between its Seller and Cash App Ecosystems

Brings together two of the fastest growing global fintech companies to advance shared mission of economic empowerment and financial inclusion

SAN FRANCISCO and MELBOURNE, AUSTRALIA – August 1, 2021 (PDT) – Square, Inc. (NYSE: SQ) and Afterpay Limited (ASX: APT) today announced that they have entered into a Scheme Implementation Deed under which Square has agreed to acquire all of the issued shares in Afterpay by way of a recommended court-approved Scheme of Arrangement. The transaction has an implied value of approximately US$29 billion (A$39 billion) based on the closing price of Square common stock on July 30, 2021, and is expected to be paid in all stock. The acquisition aims to enable the companies to better deliver compelling financial products and services that expand access to more consumers and drive incremental revenue for merchants of all sizes. The closing of the transaction is expected in the first quarter of calendar year 2022, subject to the satisfaction of certain closing conditions outlined below.

“Square and Afterpay have a shared purpose. We built our business to make the financial system more fair, accessible, and inclusive, and Afterpay has built a trusted brand aligned with those principles,” said Jack Dorsey, Co-Founder and CEO of Square. “Together, we can better connect our Cash App and Seller ecosystems to deliver even more compelling products and services for merchants and consumers, putting the power back in their hands.”

Afterpay, the pioneering global ‘buy now, pay later’ (BNPL) platform, will accelerate Square’s strategic priorities for its Seller and Cash App ecosystems. Square plans to integrate Afterpay into its existing Seller and Cash App business units, enable even the smallest of merchants to offer BNPL at checkout, give Afterpay consumers the ability to manage their installment payments directly in Cash App, and give Cash App customers the ability to discover merchants and BNPL offers directly within the app.

“Buy now, pay later has been a powerful growth tool for sellers globally,” said Alyssa Henry, Lead of Square’s Seller business. “We are thrilled to not only add this product to our Seller ecosystem, but to do it with a trusted and innovative team.”

“The addition of Afterpay to Cash App will strengthen our growing networks of consumers around the world, while supporting consumers with flexible, responsible payment options,” said Brian Grassadonia, Lead of Square’s Cash App business. “Afterpay will help deepen and reinforce the connections between our Cash App and Seller ecosystems, and accelerate our ability to offer a rich suite of commerce capabilities to Cash App customers.”

Afterpay is an industry leader with a best-in-class product and strong cultural alignment with Square. As of June 30, 2021, Afterpay serves more than 16 million consumers and nearly 100,000 merchants globally, including major retailers across key verticals such as fashion, homewares, beauty, sporting goods and more. Afterpay empowers consumers to access the things they want and need, while allowing them to maintain financial wellness and control. Afterpay also assists merchants in growing their businesses by helping to drive repeat purchases, increase average transaction sizes, and provide their buyers with the ability to pay over time. Afterpay is deeply committed to helping people spend responsibly without incurring service fees for those who pay on time, interest, or revolving debt, and supports consumers in a number of countries across APAC, North America and Europe (including under its Clearpay brand).

“By combining with Square, we will further accelerate our growth in the U.S. and globally, offer access to a new category of in-person merchants, and provide a broader platform of new and valuable capabilities and services to our merchants and consumers. We are fully aligned with Square’s purpose and, together, we hope to continue redefining financial wellness and responsible spending for our customers,” said Anthony Eisen and Nick Molnar, Afterpay Co-Founders and Co-CEOs. “The transaction marks an important recognition of the Australian technology sector as homegrown innovation continues to be shared more broadly throughout the world. It also provides our shareholders with the opportunity to be a part of future growth of an innovative company aligned with our vision.”

For Square, BNPL presents an attractive opportunity supported by shifting consumer preferences away from traditional credit, especially among younger consumers, consistent demand from merchants for new ways to grow their sales, and the global growth in omnichannel commerce. Combined, Square and Afterpay’s complementary businesses present an opportunity to drive growth across multiple strategic levers, including:

•

Enhance both the Seller and Cash App ecosystems. Afterpay’s global merchant base will accelerate Square’s growth with larger sellers and expansion into new geographies, while helping to drive further acquisition of new Square sellers. Afterpay will expand Cash App’s growing product offering, enable customers to manage their repayments, and help customers discover new merchants when the Afterpay App is integrated into Cash App.

•

Bring added value, differentiation, and scale to Afterpay. Afterpay will benefit from Square’s large and growing customer base of more than 70 million annual transacting active Cash App customers and millions of sellers, which will expand Afterpay’s reach and growth both online and in-person. Afterpay consumers will receive the benefits of Cash App’s financial tools, including money transfer, stock and Bitcoin purchases, Cash Boost, and more.

•

Drive long-term growth with meaningful revenue synergy opportunities. Square believes Afterpay will be accretive to gross profit growth with a modest decrease in Adjusted EBITDA margins expected in the first year after completion of the transaction. Square sees an opportunity to invest behind Afterpay’s strong unit economics as well as attractive growth synergies, including the opportunity to introduce offerings and drive incremental growth for sellers and increased engagement for Cash App customers.

Afterpay’s Co-Founders and Co-CEOs will join Square upon completion of the transaction and help lead Afterpay’s respective merchant and consumer businesses, as part of Square’s Seller and Cash App ecosystems. Square will appoint one Afterpay director as a member of the Square Board following closing.

Investor Presentation

The companies have published a presentation to provide an overview of the transaction, available on Square’s Investor Relations website, investors.squareup.com, and Afterpay’s Corporate website at corporate.afterpay.com.

Second Quarter 2021 Financial Results

In a separate press release issued today, Square announced its financial results for the second quarter of 2021, which is available on Square’s Investor Relations website, investors.squareup.com.

Conference Call and Webcast

Square will conduct a conference call tomorrow jointly with Afterpay, August 2, 2021 at 5:00 a.m. Pacific Time/8:00 a.m. Eastern Time/10:00 p.m. Australian Eastern Standard Time to discuss this announcement, as well as Square’s financial results for the second quarter of 2021. Access to a live audio webcast will be available on its Investor Relations website, investors.squareup.com. An archive of the webcast will be available on the website after the call.

Transaction Terms

Under the terms of the Scheme Implementation Deed, which has been approved by the members of the Boards of Directors of both Square and Afterpay, Afterpay shareholders will receive a fixed exchange ratio of 0.375 shares of Square Class A common stock for each Afterpay ordinary share they hold on the record date. Square may elect to pay 1% of total consideration in cash.

Square has agreed to establish a secondary listing on the Australian Securities Exchange (ASX) to allow Afterpay shareholders to trade Square shares via CHESS Depositary Interests (CDIs) on the ASX. Afterpay shareholders will be able to elect whether to receive the scheme consideration in NYSE listed Square Class A common stock or CDIs. The CDIs listed on the ASX are expected to be eligible for S&P index inclusion in Australia.

Based on Square’s closing price of US$247.26 on July 30, 2021, this represents an implied transaction price of approximately A$126.21 per Afterpay share, a premium of approximately 30.6% to Afterpay’s latest closing price of A$96.66. This represents an approximate 21.9% premium over the 10-day volume weighted average Afterpay share price, and an approximate 10.5% premium over the 30-day volume weighted average Afterpay share price, each as of July 30, 2021. Following completion of the transaction, Afterpay shareholders are expected to own approximately 18.5% of the combined company on a fully diluted basis.

The transaction is subject to conditions precedent as is customary for transactions of this nature, including, among other things, receipt of required regulatory approvals and the approval of shareholders of both companies.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to Square and Wachtell, Lipton, Rosen & Katz and King & Wood Mallesons are serving as its legal advisors. Goldman Sachs and Qatalyst Partners are serving as financial advisors to Afterpay, Highbury Partnership is serving as financial advisor to Afterpay’s Board and Gilbert + Tobin and Cravath, Swaine & Moore LLP are serving as Afterpay’s legal advisors.

About Square, Inc.

Square, Inc. (NYSE: SQ) builds tools to empower businesses and individuals to participate in the economy. Sellers use Square to reach buyers online and in person, manage their business, and access financing. Individuals use Cash App to spend, send, store, and invest money. And TIDAL is a global music and entertainment platform that expands Square’s purpose of economic empowerment to artists. Square, Inc. has offices in the United States, Canada, Japan, Australia, Ireland, Spain, Norway, and the UK.

About Afterpay Limited

Afterpay Limited (ASX: APT) is transforming the way we pay by allowing customers to receive products immediately and pay for their purchases over four installments, always interest-free. The service is completely free for customers who pay on time—helping people spend responsibly without incurring interest, fees or revolving debt. As of June 30, 2021, Afterpay is offered by nearly 100,000 of the world’s favourite retailers and has more than 16.2 million customers.

Afterpay is currently available in Australia, United States, Canada, New Zealand, and in the United Kingdom, France, Italy and Spain, where it is known as Clearpay. Afterpay is on a mission to power an economy in which everyone wins.

Contacts

Square, Inc.

Media Contact

press@squareup.com

Investor Relations Contact

ir@squareup.com

Afterpay

Media Contact

media@Afterpay.com

Investor Relations Contact

investor.relations@Afterpay.com

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, Afterpay, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7,

2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions, including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

Exhibit 99.2

Square, Inc. Announces Plans to Acquire Afterpay

Brings together two of the fastest growing global fintech companies to advance shared mission of economic empowerment and financial inclusion

SAN FRANCISCO and MELBOURNE, AUSTRALIA – August 1, 2021 (PDT) – Square, Inc. (NYSE: SQ) and Afterpay Limited (ASX: APT) today announced that they have entered into a Scheme Implementation Deed under which Square has agreed to acquire all of the issued shares in Afterpay by way of a recommended court-approved Scheme of Arrangement. The transaction has an implied value of approximately US$29 billion (A$39 billion) based on the closing price of Square common stock on July 30, 2021, and is expected to be paid in all stock. The acquisition aims to enable the companies to better deliver compelling financial products and services that expand access to more consumers and drive incremental revenue for merchants of all sizes. The closing of the transaction is expected in the first quarter of calendar year 2022, subject to the satisfaction of certain closing conditions outlined below.

“Square and Afterpay have a shared purpose. We built our business to make the financial system more fair, accessible, and inclusive, and Afterpay has built a trusted brand aligned with those principles,” said Jack Dorsey, Co-Founder and CEO of Square. “Together, we can better connect our Cash App and Seller ecosystems to deliver even more compelling products and services for merchants and consumers, putting the power back in their hands.”

Afterpay, the pioneering global ‘buy now, pay later’ (BNPL) platform, will accelerate Square’s strategic priorities for its Seller and Cash App ecosystems. Square plans to integrate Afterpay into its existing Seller and Cash App business units, enable even the smallest of merchants to offer BNPL at checkout, give Afterpay consumers the ability to manage their installment payments directly in Cash App, and give Cash App customers the ability to discover merchants and BNPL offers directly within the app.

“Buy now, pay later has been a powerful growth tool for sellers globally,” said Alyssa Henry, Lead of Square’s Seller business. “We are thrilled to not only add this product to our Seller ecosystem, but to do it with a trusted and innovative team.”

“The addition of Afterpay to Cash App will strengthen our growing networks of consumers around the world, while supporting consumers with flexible, responsible payment options,” said Brian Grassadonia, Lead of Square’s Cash App business. “Afterpay will help deepen and reinforce the connections between our Cash App and Seller ecosystems, and accelerate our ability to offer a rich suite of commerce capabilities to Cash App customers.”

Afterpay is an industry leader with a best-in-class product and strong cultural alignment with Square. As of June 30, 2021, Afterpay serves more than 16 million consumers and nearly 100,000 merchants globally, including major retailers across key verticals such as fashion, homewares, beauty, sporting goods and more. Afterpay empowers consumers to access the things they want and need, while allowing them to maintain financial wellness and control. Afterpay also assists merchants in growing their businesses by helping to drive repeat purchases, increase average transaction sizes, and provide their buyers with the ability to pay over time. Afterpay is deeply committed to helping people spend responsibly without incurring service fees for those who pay on time, interest, or revolving debt, and supports consumers in a number of countries across APAC, North America and Europe (including under its Clearpay brand).

“By combining with Square, we will further accelerate our growth in the U.S. and globally, offer access to a new category of in-person merchants, and provide a broader platform of new and valuable capabilities and services to our merchants and consumers. We are fully aligned with Square’s purpose and, together, we hope to continue redefining financial wellness and responsible spending for our customers,” said Anthony Eisen and Nick Molnar, Afterpay Co-Founders and Co-CEOs. “The transaction marks an important recognition of the Australian technology sector as homegrown innovation continues to be shared more broadly throughout the world. It also provides our shareholders with the opportunity to be a part of future growth of an innovative company aligned with our vision.”

For Square, BNPL presents an attractive opportunity supported by shifting consumer preferences away from traditional credit, especially among younger consumers, consistent demand from merchants for new ways to grow their sales, and the global growth in omnichannel commerce. Combined, Square and Afterpay’s complementary businesses present an opportunity to drive growth across multiple strategic levers, including:

•

Enhance both the Seller and Cash App ecosystems. Afterpay’s global merchant base will accelerate Square’s growth with larger sellers and expansion into new geographies, while helping to drive further acquisition of new Square sellers. Afterpay will expand Cash App’s growing product offering, enable customers to manage their repayments, and help customers discover new merchants when the Afterpay App is integrated into Cash App.

•

Bring added value, differentiation, and scale to Afterpay. Afterpay will benefit from Square’s large and growing customer base of more than 70 million annual transacting active Cash App customers and millions of sellers, which will expand Afterpay’s reach and growth both online and in-person. Afterpay consumers will receive the benefits of Cash App’s financial tools, including money transfer, stock and Bitcoin purchases, Cash Boost, and more.

•

Drive long-term growth with meaningful revenue synergy opportunities. Square believes Afterpay will be accretive to gross profit growth with a modest decrease in Adjusted EBITDA margins expected in the first year after completion of the transaction. Square sees an opportunity to invest behind Afterpay’s strong unit economics as well as attractive growth synergies, including the opportunity to introduce offerings and drive incremental growth for sellers and increased engagement for Cash App customers.

Afterpay’s Co-Founders and Co-CEOs will join Square upon completion of the transaction and help lead Afterpay’s respective merchant and consumer businesses, as part of Square’s Seller and Cash App ecosystems. Square will appoint one Afterpay director as a member of the Square Board following closing.

Investor Presentation

The companies have published a presentation to provide an overview of the transaction, available on Square’s Investor Relations website, investors.squareup.com, and Afterpay’s Corporate website at corporate.afterpay.com.

Second Quarter 2021 Financial Results

In a separate press release issued today, Square announced its financial results for the second quarter of 2021, which is available on Square’s Investor Relations website, investors.squareup.com.

Conference Call and Webcast

Square will conduct a conference call tomorrow jointly with Afterpay, August 2, 2021 at 5:00 a.m. Pacific Time/8:00 a.m. Eastern Time/10:00 p.m. Australian Eastern Standard Time to discuss this announcement, as well as Square’s financial results for the second quarter of 2021. Access to a live audio webcast will be available on its Investor Relations website, investors.squareup.com. An archive of the webcast will be available on the website after the call.

Transaction Terms

Under the terms of the Scheme Implementation Deed, which has been approved by the members of the Boards of Directors of both Square and Afterpay, Afterpay shareholders will receive a fixed exchange ratio of 0.375 shares of Square Class A common stock for each Afterpay ordinary share they hold on the record date (Consideration). Square may elect to pay 1% of total consideration in cash1.

Square has agreed to establish a secondary listing on the Australian Securities Exchange (ASX) to allow Afterpay shareholders to trade Square shares via CHESS Depositary Interests (CDIs) on the ASX. Afterpay shareholders will be able to elect whether to receive the Consideration in NYSE listed Square Class A common stock or CDIs. The CDIs listed on the ASX are expected to be eligible for S&P index inclusion in Australia.

The Afterpay Board has unanimously recommended the transaction to Afterpay shareholders subject to no superior proposal and an independent expert concluding (and continuing to conclude) that the transaction is in the best interests of Afterpay shareholders.

The Afterpay Board unanimously recommends that Afterpay shareholders vote in favour of the Scheme of Arrangement for, among other things, the following reasons:

•

The Consideration represents an attractive premium for Afterpay shareholders. Based on Square’s closing price of US$247.26 on July 30, 2021, this represents an implied transaction price of approximately A$126.21 per Afterpay share, and an attractive premium of approximately 30.6% to Afterpay’s latest closing price of A$96.66. This represents an approximate 21.9% premium over the 10-day volume weighted average Afterpay share price, and an approximate 10.5% premium over the 30-day volume weighted average Afterpay share price, each as of July 30, 2021.

•

Afterpay shareholders will receive a fixed exchange ratio of 0.375 shares of Square Class A common stock for each Afterpay share. Following completion of the transaction, Afterpay shareholders are expected to own approximately 18.5% of the combined company on a fully diluted basis.

•	The scrip consideration allows Afterpay shareholders to participate in the expected benefits of combining the two businesses.

Afterpay will apply for a ruling from the Australian Taxation Office (ATO) in relation to the availability of scrip-for-scrip capital gains tax rollover relief in regards to the transaction for Afterpay shareholders in Australia. The stock transaction is intended to be tax-free to Afterpay shareholders in Australia, and receipt of confirmation of such ruling is a condition precedent to the transaction.

The transaction is subject to conditions precedent as is customary for transactions of this nature, including, among other things:

•	receipt of required regulatory approvals;

•	the approval of shareholders of both Afterpay and Square;[2]

[1]

If Square elects to pay cash consideration, Afterpay shareholders will be entitled to receive 1% of the scheme consideration in cash determined by reference to the Square volume weighted average share price shortly prior to implementation.

[2]

Square has a dual class stock structure, meaning that in addition to the Class A common shares, Square also has Class B common stock on issue (primarily held by a small group of shareholders). Each Class B common share in Square carries a right to 10 votes, with each Class A common share carrying a right to 1 vote. As such, the holders of the Class B common stock hold, in aggregate, approximately 61.3% of the voting power in Square (as of June 30, 2021) and have the ability to determine the outcome of the Square shareholder approval

•	no material adverse effect, prescribed event or breach of representations and warranties in relation to either Afterpay or Square;

•	approval for quotation of the Consideration securities on NYSE (Square shares) and ASX (CDIs);

•	receipt of confirmation of the ATO class ruling; and

•	other customary conditions to a scheme of arrangement such as Australian court approval and an independent expert confirming that the transaction is in the best interests of Afterpay shareholders.

The Scheme Implementation Deed contains customary exclusivity provisions in favour of Square, including no shop, no talk, no due diligence, notification obligations and a matching right. A break fee of 1% of the equity value of Afterpay implied by the Consideration will be payable by Afterpay to Square, and vice versa, in certain specified circumstances.

The full terms of the transaction, including all applicable conditions, are set out in the Scheme Implementation Deed, a copy of which is attached to this announcement.

Indicative timetable and next steps

Afterpay shareholders do not need to take any action at this stage.

A Scheme Booklet containing information in relation to the Transaction, reasons for the Afterpay Board of Directors’ recommendation, an Independent Expert’s Report and details of the Transaction Scheme will be sent to Afterpay’s shareholders in due course. It is anticipated that the Transaction will close in the first quarter of calendar year 2022. These dates are indicative and subject to change.

Advisors

Morgan Stanley & Co. LLC is serving as financial advisor to Square and Wachtell, Lipton, Rosen & Katz and King & Wood Mallesons are serving as its legal advisors. Goldman Sachs and Qatalyst Partners are serving as financial advisors to Afterpay, Highbury Partnership is serving as financial advisor to Afterpay’s Board, and Gilbert + Tobin and Cravath, Swaine & Moore LLP are serving as Afterpay’s legal advisors.

About Square, Inc.

Square, Inc. (NYSE: SQ) builds tools to empower businesses and individuals to participate in the economy. Sellers use Square to reach buyers online and in person, manage their business, and access financing. Individuals use Cash App to spend, send, store, and invest money. And TIDAL is a global music and entertainment platform that expands Square’s purpose of economic empowerment to artists. Square, Inc. has offices in the United States, Canada, Japan, Australia, Ireland, Spain, Norway, and the UK.

About Afterpay Limited

Afterpay Limited (ASX: APT) is transforming the way we pay by allowing customers to receive products immediately and pay for their purchases over four installments, always interest-free. The service is completely free for customers who pay on time—helping people spend responsibly without incurring interest, fees or revolving debt. As of June 30, 2021, Afterpay is offered by nearly 100,000 of the world’s favourite retailers and has more than 16.2 million customers.

Afterpay is currently available in Australia, United States, Canada, New Zealand, and in the United Kingdom, France, Italy and Spain, where it is known as Clearpay. Afterpay is on a mission to power an economy in which everyone wins.

Contacts

Square, Inc.

Media Contact

press@squareup.com

Investor Relations Contact

ir@squareup.com

Afterpay

Media Contact

media@Afterpay.com

Investor Relations Contact

investor.relations@Afterpay.com

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, Afterpay, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions, including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

Square & Afterpay Square Adds Afterpay to Seller and Cash App, Connecting its Ecosystems Exhibit 99.3

Square + Afterpay | Aug 2021 Legal Disclaimers Additional Information and Where to Find It In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com. Participants in the Solicitation Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. This communication should not be construed in any manner as a recommendation to any reader of this communication. This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Australian law and will not be lodged with the Australian Securities and Investments Commission. The information in this communication does not purport to contain all the information which a prospective investor or shareholder in Square or Afterpay may require in evaluating the proposed transaction or a possible investment in Square or Afterpay or that would be required in a prospectus or product disclosure statement prepared in accordance with the requirements of Australian law. This communication includes only summary information and does not purport to be comprehensive. The information contained in this communication has not been independently verified. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed upon, the quality, fairness, accuracy, completeness or correctness of the information or opinions contained in this communication or as to the reasonableness of any assumptions contained herein or in any other information made available (whether in writing or orally) to the recipient and Square and Afterpay, their respective affiliates, directors, officers, advisors, employees, representatives or advisors, expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom. Forward Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; buy-now-pay-later being a rapidly growing opportunity; and expectations around the financial impact of the transaction on Square’s financials. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay. In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements. All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice. The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions. Non-U.S. GAAP/Non-IFRS Measures This communication includes certain non-U.S. GAAP and/or non-IFRS measures not based on generally accepted accounting principles or international financial reporting standards. These non-U.S. GAAP/non-IFRS measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP and/or IFRS. The non-U.S. GAAP/non-IFRS measures used by Square and/or Afterpay may differ from the non-U.S. GAAP/non-IFRS measures used by other companies.

Square + Afterpay | Aug 2021 Legal Disclaimers This Presentation includes certain pro forma financial information. Any such pro forma historical financial information provided in this Presentation is for illustrative purposes only and is not represented as being indicative of APT’s views on its, nor anyone else’s, future financial position and/or performance. Any pro forma historical financial information has been prepared by APT in accordance with the measurement and recognition principles, but not the disclosure requirements, prescribed by the Australian Accounting Standards (AAS). In addition, the pro forma financial information in this Presentation does not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the U.S. Securities and Exchange Commission. Investors should be aware that certain financial measures included in this Presentation are ‘non-IFRS financial information’ under ASIC Regulatory Guide 230: ‘Disclosing non-IFRS financial information’ published by ASIC and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Act and are not recognised under AAS and International Financial Reporting Standards (IFRS). Such non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by AAS or IFRS. Therefore, the non-IFRS financial information may not be comparable to similarly titled measures presented by other entities, and should not be construed as an alternative to other financial measures determined in accordance with AAS or IFRS. Although APT believes these non-IFRS financial measures provide useful information to investors in measuring the financial performance and condition of its business, investors are cautioned not to place undue reliance on any non-IFRS financial information/non-GAAP financial measures included in this Presentation. Future performance and forward-looking statements This presentation contains statements that are, or may be deemed to be, forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believe”, “estimate”, “plan”, “target”, “project”, “anticipate”, “expect”, “intend”, “likely”, “may”, “will”, “could” or “should” or similar expressions, or by discussions of strategy, plans, objectives, targets, goals, future events or intentions. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Factors related to the pending Transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending Transaction; filings and approvals relating to the pending Transaction; the ability to complete the pending Transaction considering the various closing conditions including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending Transaction. You are cautioned not to place undue reliance on such forward-looking statements. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of APT or any of its related entities which may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. No representations, warranty or assurance (express or implied) is given that the occurrence of the events expressed or implied in any forward-looking statements in this Presentation will actually occur. The information provided in this Presentation is for illustrative purposes only and is not represented as being indicative of the APT's views on its future financial condition and/or performance. Except as required by law or regulation (including the ASX Listing Rules), APT disclaims any obligation and makes no undertaking to provide any additional or updated information whether as a result of new information, future events or results or otherwise, or to reflect any change in expectations or assumptions. Past performance Past performance, including past share price performance of APT and pro forma historical information in this Presentation, is given for illustrative purposes only and cannot be relied upon as an indicator of (and provides no guidance as to) the future performance of APT, including future share price performance. Disclaimer To the maximum extent permitted by law, APT and their respective related bodies corporate, officers, employees and representatives (including agents and advisers) (each, a Relevant Person), make no representation or warranty, express or implied, as to the currency, accuracy, completeness or reliability of the information contained in this Presentation. In particular, no representation or warranty, express or implied, is given as to the accuracy, completeness or correctness, likelihood of achievement or reasonableness of any forward‐looking statements or statements about future matters contained in this Presentation. To the maximum extent permitted by law, no Relevant Person accepts any liability or responsibility for any expenses, losses, damages or costs incurred by anyone in connection with the information in this Presentation being inaccurate or incomplete in any way for any reason, whether by negligence or otherwise. Statements in this Presentation are made only as of the date of this Presentation (unless otherwise stated) and the information in this Presentation remains subject to change without notice. Investor Presentation The material in this presentation is general background information about Afterpay Limited (APT) and is current at the date of the presentation, 2 August 2021. The information in the presentation is given for informational purposes only, is in summary form and does not purport to be complete. It is intended to be read by a professional analyst audience in conjunction with APT’s other announcements to the ASX, including the FY21 Trading Update and the announcement in relation to Square, Inc.’s proposal to acquire APT. It is not intended to be relied upon as advice to current shareholders, investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular shareholder or investor. No representation is made as to the accuracy, completeness or reliability of the presentation. APT is not obliged to, and does not represent that it will, update the presentation for future developments. This Presentation is for information purposes only and is not a prospectus, product disclosure statement or other offering document under Australian law or any other law (and will not be lodged with the Australian Securities and Investments Commission (ASIC) or any other foreign regulator). In connection with Square’s proposal to acquire all of the issued shares in Afterpay by way of a recommended court-approved Scheme of Arrangement (Transaction), Afterpay will prepare and lodge a scheme booklet setting out information in relation to the Transaction. Following approval from the Australian court the scheme book will be dispatched to Afterpay shareholders in connection with the scheme meeting at which Afterpay shareholders would consider whether or not to approve the Transaction. This Presentation should be read in conjunction with the scheme booklet and APT’s other periodic and continuous disclosure announcements lodged with the ASX, which are available at www.asx.com.au. APT encourages APT shareholders to read the scheme booklet carefully and in its entirety as it sets out important information that will assist APT shareholders to make an informed decision about the Transaction. Financial information Afterpay’s financial statements are reported in AUD and prepared in accordance with Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB), and the Corporations Act 2001. Afterpay financial information presented above is extracted from management accounts and is unaudited. It is presented in an abbreviated form insofar as it does not include all presentation and disclosures, statements or comparative information as required by AASB. Afterpay financial information has been converted from AUD to USD using an average exchange rate for the year. Totals and change calculations may not equate precisely due to rounding.

Afterpay: A category and innovation leader in BNPL Section 01

Afterpay: A Category and Innovation Leader in BNPL Buy-now-pay-later (BNPL) is a rapidly growing opportunity All dollars figures in this presentation are presented in USD, unless otherwise specified. 1. Represents global opportunity, based on IDC's Worldwide New Media Market Model forecast for 2024. Sources: CB Insights (see Appendix), Worldpay Global Payments Report (2021), eMarketer Retail eCommerce Sales (May 2021) $10T Online Payments1 ~2% BNPL Penetration Square + Afterpay | Aug 2021 Significant global opportunity within payments With a number of growth drivers Expected to drive longer-term adoption Merchants shifting towards omnichannel, and using BNPL to help increase conversion, basket sizes, and customer acquisition Consumer preferences shifting away from traditional credit as Millennial and Gen Z consumers with growing spending power prefer more inclusive, flexible, and transparent ways to pay and manage their finances Emerging global BNPL trend achieving growth in regions around the world, with overall eCommerce spend projected to average >10% YoY growth globally through 2024 Consumer adoption..... Merchant adoption....

With a differentiated product focused on helping consumers spend responsibly Afterpay: A Category and Innovation Leader in BNPL Afterpay is a category and innovation leader in BNPL Square + Afterpay | Aug 2021 No External Credit Checks or Reporting to Credit Bureaus ✓ Interest Free ✓ Sets Transparent Spending Limits ✓ Rewards to Encourage Repayment ✓ Seamless API Integration ✓ Proven Omnichannel Solution, In-Person in >50K stores ✓

Afterpay: A Category and Innovation Leader in BNPL

Active Consumers and Merchants
Active Consumers
Active Merchants
2.0M
16K
3.1M
23K
4.6M
32K
7.3M
43K
9.9M
55K
13.1M
75K
16.2M
98K
Jun 2018
Dec
Jun 2019
Dec
Jun 2020
Dec
Jun 2021

Square + Afterpay | Aug 2021
7

Strong brand affinity Trusted by Millennial and Gen Z consumers Active Consumers and Merchants Afterpay: A Category and Innovation Leader in BNPL Afterpay’s growing consumer and merchant bases are designed to reinforce one another Intuitive product design Transparent pricing, elegant interface Enables consumer demand As the quantity and variety of merchants increase Attracts more consumers Improved conversion and retention Differentiated merchant platform Omnichannel, API native Helps drive incremental sales Afterpay App drove ~1M leads per day across its merchant base in FY21 Square + Afterpay | Aug 2021 Consumers Merchants A lead is a referral for a Afterpay merchant, such as a search, click, or purchase within the Afterpay App, or when a potential customer is directed to a merchant’s site. For definitions of “Active Merchants” and “Active Consumers”, please see Appendix. Jun 2018 Dec Dec Jun 2020 Jun 2021 Jun 2019 Dec

Afterpay cohorts have achieved strong acquisition, retention, and engagement, similar to Square Seller and Cash App cohorts Square + Afterpay | Aug 2021 Afterpay: A Category and Innovation Leader in BNPL Compelling cohort economics have driven recurring revenue and strong returns on investment for Afterpay Growth in monetization with revenue1 per consumer of $43 USD ($57 AUD) in FY21, up 22% YoY Growth in monetization with revenue1 per merchant of >$7K USD (>$9K AUD) in FY21, up 13% YoY Positive annual GMV retention across historical cohorts Strong paybacks and attractive returns on sales and marketing investments Afterpay’s early Australia & New Zealand customer cohorts transacting ~29x per year Consumers Merchants 1. Afterpay revenue refers to Afterpay Total Income, as reported in its financial statements. 2. Portion of GMV from existing consumers is based on Afterpay H1 FY21 period (July to December 2020). FY21 means Afterpay’s fiscal year ended June 30 2021. Afterpay financial results have been converted from AUD to USD using an average exchange rate for the period. For further information on “Afterpay Total Income”, “GMV” and the calculation for “GMV retention”, please see Appendix. 4+ yrs 3+ yrs 2+ yrs 1+ yrs <1 yr Annual Transactions by Customer Cohort (years since onboarded, for AUS & NZ regions as of Feb 2021) Strong consumer retention, with existing consumers driving >90% of GMV2 Driving engagement and utility, AUS & NZ consumers transacted more than 15x per year on average in FY21

Afterpay: A Category and Innovation Leader in BNPL

Afterpay has delivered remarkable growth

Gross Merchant Volume

105%

CAGR (FY19 to FY21)

$USD
$3.7B
$7.4B
$15.8B
FY19
FY20
FY21
$AUD
$5.2B
$11.1B
$21.1B

Revenue (Afterpay Total Income)

92%

CAGR (FY19 to FY21)

$189M
$347M
$693M
FY19
FY20
FY21
$264M
$519M
$925M

Square + Afterpay | Aug 2021
9

With volumes and revenue up ~4x in 2 years Gross Merchant Volume Revenue (Afterpay Total Income) Afterpay: A Category and Innovation Leader in BNPL Afterpay has delivered remarkable growth 105% CAGR (FY19 to FY21) 92% CAGR (FY19 to FY21) Square + Afterpay | Aug 2021 FY21 $925M Afterpay fiscal year ends on June 30. Afterpay financial statements are prepared in accordance with Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB), and the Corporations Act 2001. As of the date of this presentation, Afterpay financial statements for the year ended June 30, 2021 are unaudited. Afterpay financial information above has been converted from AUD to USD using an average exchange rate for each respective fiscal period. Afterpay revenue refers to Afterpay Total Income as reported in its financial statements. FY20 $519M FY19 $264M FY21 $21.1B FY20 $11.1B FY19 $5.2B $AUD $USD

Afterpay: A Category and Innovation Leader in BNPL

Afterpay has multiple long-term growth drivers

Continued global expansion

Further expansion into in-person commerce and new verticals

New product offerings and monetization streams

$AUD
United Kingdom
North America
Australia and New Zealand
$20B
$15B
$10B
$5B
$0B
FY19
FY20
FY21

Square + Afterpay | Aug 2021 10

Afterpay is less than 2% penetrated within $1T of eCommerce spend in existing geographies Afterpay: A Category and Innovation Leader in BNPL Afterpay has multiple long-term growth drivers Square + Afterpay | Aug 2021 New product offerings and monetization streams Continued global expansion Grow in existing geographies Australia, New Zealand, U.S., Canada, UK, Spain, Italy, France Further expansion into in-person commerce and new verticals Sources: Worldpay Global Payments Report (2021) For further information on Afterpay’s penetration in existing geographies, please see Appendix. GMV by Region Diversifying volumes across geographies, with North America making up nearly 50% of volumes and 65% of consumers in FY21 FY21 FY20 FY19 $AUD

Section 02

Square & Afterpay:
A strategic combination

Square & Afterpay: A strategic combination Section 02

Square & Afterpay: A Strategic Combination

A shared vision and culture

Vision

Shared focus on empowering merchants and consumers

Our common purpose

"Economic empowerment"

— Square

"Power an economy in which everyone wins"

— Afterpay

Culture

Founder-led, entrepreneurial management teams with shared purpose, vision, and strong collaboration between leadership teams to guide integration and synergies

Square + Afterpay | Aug 2021 12

Square & Afterpay: A Strategic Combination A shared vision and culture Square + Afterpay | Aug 2021 Economic empowerment” — Square Power an economy in which everyone wins” — Afterpay Our common purpose “ “ Shared focus on empowering and consumers merchants entrepreneurial collaboration Vision Culture Founder-led, management teams with shared purpose, vision, and strong between leadership teams to guide integration and synergies

Square & Afterpay: A Strategic Combination Afterpay builds connections between Seller and Cash App Afterpay will be integrated into Seller and Cash App, strengthening the connection between these ecosystems and helping drive more commerce between merchants and consumers Square + Afterpay | Aug 2021

Square & Afterpay: A Strategic Combination

Afterpay integrates into Seller

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Square + Afterpay | Aug 2021 14

Square & Afterpay: A Strategic Combination Afterpay integrates into Seller Illustrative merchant and product images pictured. Square + Afterpay | Aug 2021 Afterpay will be integrated into Square’s online and in-person checkout solutions, strengthening Square’s omnichannel platform

Square & Afterpay: A Strategic Combination

Afterpay integrates into Cash App

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Square + Afterpay | Aug 2021 15

Afterpay integrates into Cash App Illustrative seller and product images pictured. Square + Afterpay | Aug 2021 Afterpay consumers will be able to manage their installments and repayments directly within Cash App, helping to drive repeat engagement Square & Afterpay: A Strategic Combination

Square & Afterpay: A Strategic Combination

Afterpay integrates into Cash App

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CASH APP SELLER

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Square + Afterpay | Aug 2021 16

Afterpay integrates into Cash App Illustrative product images pictured. Square + Afterpay | Aug 2021 Cash App will integrate commerce discovery from Afterpay App to help drive lead generation for merchants and consumer engagement Square & Afterpay: A Strategic Combination CASH APP SELLER

Creates opportunities to increase Square sellers’ sales and introduce new merchants to the Seller ecosystem Last twelve months (LTM) basis as of 6/30/21 ~100K Merchants Millions of Merchants Products BNPL 30+ products including Point of Sale, Managed Payments, CRM, Business Banking, Online, Hardware, Developer Platform, more Channels $16B of GMV ($21B AUD) >85% Online $140B of GPV ~45% In-Person Seller Size Enterprise merchants generated majority of GMV Moving upmarket: Mid-Market merchant segment drove strongest GPV growth Verticals Primarily retail Diverse mix of verticals Geographies >50% GMV from outside U.S. >85% GPV from U.S. Square and Afterpay combine complementary merchant ecosystems Square + Afterpay | Aug 2021 Square & Afterpay: A Strategic Combination For further information on “GPV”, “Merchants”, “Enterprise merchants”, and “Mid-market merchants”, please see Appendix.

Creates opportunities to give Afterpay consumers access to Cash App’s broad suite of financial services products, and introduces Afterpay merchants to Cash App’s extensive consumer base LTM basis as of 6/30/21 unless otherwise stated 16M Consumers >70M Consumers Products BNPL P2P, Banking, Stocks, Bitcoin, Taxes Consumer Base Global Millennial/Gen Z, higher-income Coastal U.S. Primarily U.S. Millennial/Gen Z South and southeast U.S. Commerce In-app shopping discovery $975 in average GMV per consumer as of FY21 (AUD $1.3K) >10M monthly Cash Card actives Growing Boost rewards platform Engagement Multiple purchases per month on avg, with repeat buying 18 transactions per month on avg for monthly actives, up 40% YoY Cash App and Afterpay combine complementary consumer ecosystems Square + Afterpay | Aug 2021 Square & Afterpay: A Strategic Combination Cash Card monthly actives as of March 2021. Cash App transactions per month based on average transactions per month for Cash App monthly actives in the first quarter of 2021 across all products. For further information on “Consumers” and “Cash Card actives”, please see Appendix.

Afterpay expected to deliver upside to growth Square financial information for 12 months ended June 30, 2021 is calculated by aggregating the financial information of the four quarters within that period, as publicly reported. Afterpay’s financial statements are reported in AUD and prepared in accordance with Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB), and the Corporations Act 2001. Afterpay financial information presented above is extracted from management accounts and is unaudited. It is presented in an abbreviated form insofar as it does not include all presentation and disclosures, statements or comparative information as required by AASB. Afterpay financial information has been converted from AUD to USD using an average exchange rate for the year. Square + Afterpay | Aug 2021 USD 12 months ended 6/30/21 Square Unaudited financials (Prepared in accordance with U.S. GAAP) Afterpay Unaudited financials (Prepared in accordance with AASB) Gross Profit $3.7B $506M Growth YoY 71% 96% 2-year CAGR 52% 86% Near-term financial impact Growth Accretive to gross profit growth in year one after closing, excluding synergies Profitability Expect a modest decrease to Adjusted EBITDA margins in year one, excluding synergies, with investments behind strong unit economics and potential synergies expected to drive long-term profitable growth Square & Afterpay: A Strategic Combination

Transaction Summary Section 03 Exhibit 99.3

Transaction Summary Potential for transformative longer-term growth synergies Square + Afterpay | Aug 2021 Consumers Merchants Strengthen Afterpay’s consumer base of 16 million with 70 million annual active Cash App customers Bring Afterpay’s merchant base more consumers through Cash App Reach new Cash App audiences in global geographies Strengthen Afterpay’s merchant base with millions of Square sellers Attract new sellers to Square with BNPL as an acquisition tool Grow in upmarket and in new geographies together Add Afterpay BNPL to Cash App’s ecosystem Integrate commerce discovery from Afterpay App into Cash App to drive engagement Afterpay consumers can receive the benefits of Cash App’s ecosystem, including P2P, stock brokerage, bitcoin, Cash Card, Boost, taxes and more Enable Afterpay BNPL for Square Sellers, supporting their growth through higher transaction sizes and conversion rates Introduce Seller ecosystem to Afterpay’s merchants Grow Afterpay’s presence with SMBs, in-person commerce, and new verticals Expand customer base Opportunity to invest behind long-term growth for Square and Afterpay across multiple strategic levers Strengthen products and build connections

Transaction Summary Transaction overview Square + Afterpay | Aug 2021 Strategic Rationale Afterpay is a category leader in the growing BNPL opportunity, focused on helping consumers pay and manage their financial wellbeing responsibly and empowering merchants to grow their business. Square will integrate Afterpay into two of its existing ecosystems, strengthening the connections between its Seller and Cash App ecosystems and unlocking cross-sell opportunities with Afterpay. Together, Square and Afterpay will focus on delivering growth at scale, and intend on investing behind transformative opportunities to drive long-term profitable growth. Structure Afterpay shareholders will receive a fixed exchange ratio of 0.375 shares of Square Class A common stock for each Afterpay ordinary share they hold on the record date. Square may elect to pay 1% of total consideration in cash. Transaction valued at $29B (AUD $39B). Management & Governance Afterpay to be integrated into Square’s Seller and Cash App ecosystems. Afterpay’s Co-Founders and Co-CEOs Anthony Eisen and Nick Molnar will join Square upon closing of the transaction. Anthony Eisen and Nick Molnar will run the respective Afterpay businesses in Cash App and Seller, led by Brian Grassadonia and Alyssa Henry, respectively. Square will appoint one Afterpay director as a member of the Square Board of Directors immediately following closing. Timing & Approvals Expected to close in the first quarter of calendar year 2022, subject to the satisfaction of conditions precedent as is customary for transactions of this nature, including, among other things, approval by the shareholders of both companies, receipt of required regulatory approvals and no material adverse effect in relation to Afterpay or Square.

Appendix Section 04

Appendix Square | Afterpay Historical Financials Square + Afterpay | Aug 2021 $USD millions Jul-Dec 2019 (FY 2H19) Jan-Jun 2020 (FY 1H20) Jul-Dec 2020 (FY 2H20) Jan-Jun 2021 (FY 1H21) Gross Profit $1,027 $1,135 $1,598 $2,105 Growth YoY 40% 32% 56% 85% Adj. EBITDA $250 $107 $367 $596 Adj. EBITDA margins (% of gross profit) 24.3% 9.4% 23.0% 28.3% Afterpay Prepared in accordance with AASB Square Prepared in accordance with U.S. GAAP $USD millions Unaudited financials Jul-Dec 2019 (FY 1H20) Jan-Jun 2020 (FY 2H20) Jul-Dec 2020 (FY 1H21) Jan-Jun 2021 (FY 2H21) Gross Profit $113 $145 $222 $284 Growth YoY 80% 73% 97% 96% EBITDA (excl. Significant Items) $5 $24 $35 — EBITDA margins (% of gross profit) 4.7% 16.7% 15.6% — Square’s half-year historical financial information is calculated by aggregating the quarterly results within the respective half year period. Afterpay’s second half historical financial information is calculated by subtracting first half financial information from corresponding full-year financial information. Afterpay’s financial statements are reported in AUD and prepared in accordance with Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB), and the Corporations Act 2001. Afterpay financial information presented above is extracted from management accounts and is unaudited. It is presented in an abbreviated form insofar as it does not include all presentation and disclosures, statements or comparative information as required by AASB. Afterpay financial information has been converted from AUD to USD using an average exchange rate for the respective half year period. The basis of calculation and the reconciliations for EBITDA (excl. Significant Items) of Afterpay are included in their public filings with the SEC and ASX, respectively. Afterpay FY 2H21 EBITDA (excl. Significant Items) was not yet available as of the date of this presentation. As shared in Afterpay’s FY21 Trading Update, Net Transaction Margin (NTM) (unaudited) for FY21 is expected to be above 2%. H2 FY21 declined moderately from H1 FY21 predominantly driven by a higher contribution from international markets during the period.

Appendix Square Financial Reconciliation Square + Afterpay | Aug 2021 Square’s half-year historical financial information is calculated by aggregating the quarterly results within the respective half year period. Jul-Dec 2019 Jan-Jun 2020 Jul-Dec 2020 Jan-Jun 2021 FY 2H19 FY 1H20 FY 2H20 FY 1H21 Net income (loss) attributable to common stockholders 420,337 (117,369) 330,474 243,029 Net income (loss) attributable to noncontrolling interests - - - (343) Net income (loss) 420,337 (117,369) 330,474 242,686 Share-based compensation expense 157,309 173,483 224,017 264,988 Depreciation and amortization 37,844 41,117 43,095 57,595 Interest expense, net 11,692 23,975 32,968 6,717 Other (income), net (12,256) (19,729) (271,996) (48,260) Bitcoin impairment losses - - - 65,126 Loss on disposal of property and equipment 708 1,699 871 989 Gain on sale of asset group (373,445) - - - Acquisition related and other costs 2,824 3,580 3,902 14,318 Acquired deferred revenue adjustment 2,152 959 538 447 Acquired deferred costs adjustment (427) (236) (139) (124) Provision (benefit) for income taxes 3,114 (217) 3,079 (8,413) Adjusted EBITDA 249,852 107,262 366,809 596,069 Adjusted EBITDA Prepared in accordance with U.S. GAAP

Appendix Definitions Square + Afterpay | Aug 2021 SLIDE 5 “BNPL penetration” from CB Insights “Disrupting The $8T Payment Card Business: The Outlook On ‘Buy Now, Pay Later’” (2021). SLIDE 7 “Active Merchants” is defined as having transacted at least once in last 12 months. “Active Consumers” is defined as having transacted at least once in last 12 months. SLIDE 8 “GMV” or Gross Merchandise Value is a measure of the total order value processed on the Afterpay platform. “GMV retention” is calculated as the year-over-year GMV growth of a monthly seller cohort, averaged over the last twelve months. GMV retention was positive for Afterpay from FY19 through FY21 (fiscal year ending June). “Afterpay Total Income” or Group Total Income is derived from the difference between the consumers underlying order value (Afterpay Income), late fees (Other Income), and Pay Now Revenue. SLIDE 10 Afterpay’s penetration in existing markets is calculated based on Afterpay’s FY21 GMV as a percentage of eCommerce spend in its existing markets as estimated by Worldpay. SLIDE 17 “Merchants” for Afterpay are defined as having transacted at least once in last 12 months, and for Square are defined as making more than one payment over the last four quarters. “Enterprise merchants” for Afterpay are defined as merchants with more than $100 million in overall sales, including sales outside of their GMV through Afterpay. “Mid-market merchants” for Square are defined as sellers that generate more than $500,000 in annualized GPV. “GPV” refers to Seller GPV (Gross Payment Volume), which represents payment volume from Square’s Seller ecosystem. Seller GPV is composed of the total dollar amount of all card payments processed by sellers using Square, net of refunds and ACH transfers, and does not include GPV from Square’s Cash App ecosystem. SLIDE 18 “Consumers” for Afterpay refer to active consumers and are defined as having transacted at least once in last 12 months, and for Cash App refer to annual transacting active customers and are defined as completing at least one financial transaction using any product or service within Cash App during the last 12 months. “Cash Card active” has at least one financial transaction using Cash Card during the specified period.

Exhibit 99.4

Jack Dorsey’s #team post [Slack message]

Team! We just signed a deal to acquire Afterpay, a leader in the “buy now pay later” (BNPL) space. Why? A few reasons…

First, Afterpay’s co-founders and CEOs, Anthony Eisen and Nick Molnar, have built an authentic, ambitious, and thoughtful team focused on economic empowerment. It’s been incredible to witness how effortlessly our conversations have flowed around shared ideas and visions. And every conversation has raised the bar on what we all can do together. Afterpay has over 1,300 people based primarily in Australia and the U.S., with people in Spain, the UK, China, Canada, New Zealand, Italy, France, and Singapore as well.

Second, buy now pay later is a financial service that gives a lot more control to individuals and sellers, and one we want to make a part of our combined ecosystem. It’s a simple idea: enable a seller’s customers to pay for purchases later, interest free, without having to use traditional credit sources, while helping to drive more omnichannel sales for the seller. Afterpay has built this out as a seller tool, and combined that with a flexible, responsible payment method for consumers that also includes merchant discovery. As of June 30th, Afterpay serves more than 16 million consumers and 100,000 merchants globally.

Finally, we see this as an important opportunity to connect our two largest business units, Seller and Cash App. Afterpay will not operate as a separate business unit, but rather will be integrated into Seller, Cash App, and foundational teams. The reason we’re doing this is because it mirrors the customer experience we want to build together: a simple tool for sellers to increase omnichannel sales and discovery and new payment options for individuals right in Cash App. This is one of those areas where Anthony, Nick, Alyssa, and Brian immediately saw eye-to-eye.

What’s next? Signing is an exciting milestone, and we expect to close in Q1 2022 (subject to regulatory review and other customary closing conditions). While there’s still much to sort out (including the more granular details of org structure), we’ve begun to answer questions here and we’ll continue to share more info as things evolve. We’ll also speak about this a bit more at Town Square later this week, and we’ll hold an extra session for folks who can’t make it to Town Square. With this news, we’ll be holding our Earnings Call earlier this quarter (5:00am PT/8:00am ET tomorrow, August 2).

Thank you to the whole team who has worked to get us to this point and who will lead us through the next phase!

P.S. As required by law, please see this important legal notice (you’ll see this on all our communications on this topic for the time being): http://investors.squareup.com/square-legal-disclaimers

P.P.S. xoxo

Alyssa Henry’s response to #team [Slack message]

As Jack said, Afterpay + Square will expand our omnichannel offerings and add a powerful new product to our Seller ecosystem. Sellers are asking for a Buy Now Pay Later (BNPL) service and many are asking for Afterpay by name. BNPL helps sellers increase their sales through higher average order sizes, higher conversion rates, and, by attracting new buyers. This deal helps us continue to grow upmarket as Afterpay’s merchants are all larger sellers, and it enables us to grow our seller base globally even faster through their multi-national merchant footprint. Finally, it creates an opportunity to introduce Afterpay’s merchants to our full Seller ecosystem.

We plan to integrate Afterpay into our online and in-person commerce products. Afterpay also gives us an opportunity to collaborate more with Cash App to better integrate both merchant and consumer experiences.

As excited as I am about adding Afterpay to our product portfolio, I’m even more excited to welcome members of the Afterpay team to the Seller org once the deal closes. The Afterpay team members joining Seller are awesome. I can’t wait for you all to meet them! I’m looking forward to our teams working together on these ambitious plans. Onward!

[As required by law, please see this important legal notice: http://investors.squareup.com/square-legal-disclaimers]

Brian Grassadonia’s response to #team [Slack message]

Within Cash App, we’ve been observing the trend amongst Millennial and Gen Z consumers to move away from traditional credit products for some time. Cash App itself was built on an understanding of this trend nearly a decade ago, placing a focus on the growing ubiquity of debit cards in place of credit cards. The Buy Now Pay Later space has sped up consumers’ move away from credit, offering a more flexible, transparent and inclusive method of payment, and Afterpay has been out in front, shaping the industry as the most creative innovator.

As the opportunity to combine forces with Afterpay came into focus, the synergies with Cash App and the broader opportunity to transform the commerce landscape together with Seller, Cash App and Afterpay were clear. Through integration, Afterpay will benefit from Cash App’s customer base of more than 70 million active customers, super charging their merchant discovery and lead generation platform. Afterpay consumers will be able to manage their repayments within Cash App, and receive the benefits of Cash App’s financial tools, including P2P money transfer, stock and Bitcoin investing, Cash Card, Boost, and more, while helping to grow our network around the world. As the integration deepens, we see a path to integrate Afterpay into our Pay with Cash App commercial payment offering, supporting consumers with an even more flexible and accessible payment method.

Alyssa and I have gotten to know Nick and Anthony, Afterpay’s co-founders and co-CEOs, well over the preceding months, and our collaborative working dynamic is off the charts. I’m beyond excited to welcome members of the Afterpay team into the Cash org once the deal closes.

I’m itching to get started!

[As required by law, please see this important legal notice: http://investors.squareup.com/square-legal-disclaimers]

Jack Dorsey’s note to Afterpay [Email]

Hi Afterpay team! I’m excited to introduce you to Square!

As I’ve gotten to know the Afterpay’s business and leadership, I’ve seen how much your work resonates with our purpose of economic empowerment. Square builds simple tools to empower people into the economy. This is the constant thread that connects our various businesses, with Seller enabling any business to access financial tools, Cash App redefining the world’s relationship with money, TIDAL empowering artists to participate more fully in the economy, and our recent addition of TBD focused on building a decentralized non-custodial platform for financial services.

Nick, Anthony, and you all have built an authentic, ambitious, and thoughtful team similarly focused on economic empowerment, by offering a flexible, transparent, and inclusive method of payment that gives control to individuals and sellers. We know this is something we want to bring into our ecosystem, and we believe in your approach. We also see this as an important opportunity to bring Afterpay into our two largest business units, Cash App and Seller, and strengthen the connection between them.

I’m sure you have questions! For now, the FAQ is the best place to go, and we’ll be hosting Intro to Square sessions for you later this week. We know we have much to learn from you and with you, and I’m excited for what’s next!

jack

As required by law, please see this important legal notice below.

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

Alyssa Henry’s post in #seller-team [Slack message]

As you may have seen, we just announced a deal <link to Jack’s #team message>. I know many of you will have questions about reporting structure, workstreams, etc. We’ll be working through those specifics over the next few months as we march towards closing. In the meantime, here is a general FAQ that includes everything we can currently share. I can’t wait for our teams to start working together on these ambitious plans.

[As required by law, please see this important legal notice: http://investors.squareup.com/square-legal-disclaimers]

Brian Grassadonia’s message in #cash-announce [Slack message]

Hi all!

By now, you’ve likely seen the exciting news <link to Jack’s #team message> that Square has entered into an agreement to acquire Buy Now, Pay Later industry leader Afterpay! Leaders across the Cash organization have been working tirelessly to help bring this deal to life and it feels surreal that we’re finally able to share this transformative opportunity with the world.

This acquisition represents the start of a new chapter for our company, one where we’ll see a lot more connection between Seller and Cash App, and Afterpay will help us strengthen the bridge. I shared more detail on how this will come together in #team <link>, and I plan to share more as things continue to evolve and take shape. As you read in Jack’s note, Afterpay will not operate as a separate business unit. Instead we’ll integrate Afterpay’s organization into Cash App, Seller, and foundational teams once the deal closes. They’re an incredible group and I can’t wait for you to meet them.

Please keep in mind that today’s news, while exciting, is an announcement of a deal that won’t complete for several months (we expect to close in Q1 2022). I’d encourage you to take a look at what’s in the Q&A as questions come up, and please plan to attend this week’s Town Square if you’re able where we’ll share more. We’ll also host an extra session later in the week for those of you who can’t join the initial Town Square.

More soon!

[As required by law, please see this important legal notice: http://investors.squareup.com/square-legal-disclaimers]

=========

Sivan Whiteley’s Counsel team email

From: Sivan

To: Counsel org

Subject: Afterpay + Square Counsel

Team,

I wanted to follow up on Jack’s <#team announcement> about our signing a deal to acquire Afterpay, our first public company acquisition! This is a huge step forward in integrating our Seller and Cash ecosystems and will not only deepen connections between them but will also further our shared purpose of economic empowerment. I am very excited to continue exploring the opportunities this deal will present both for Square and Counsel’s growth as we work towards closing the deal.

As Jack said in his note, signing is an exciting milestone and there’s still lots of work to be done to get to specifics and answer questions as we approach close. You may also have questions around how Afterpay will fit into our respective orgs and new workstreams. What we know now is that post-close, folks from the Afterpay team will join as part of Counsel. We will be working through details as we move towards close, and share more details as we have them. In the meantime, the FAQ is the best resource. During this week’s Town Square, we will also speak about the deal and take questions not addressed in the FAQ, and we’ll also hold an extra session later in the week for folks who can’t join Town Square live.

Today, I want to not only acknowledge the monumental effort from many folks across Counsel who have helped bring us to this point, but thank all of you who will contribute in the months to come. As this deal won’t come to fruition for several months (we expect to close in Q1 2022), we know our teams are critical in helping clear a number of other milestones to get to closing, including antitrust review, a shareholder vote, and integration planning. I am proud of the way we have worked together up to this point and am looking forward to the work ahead.

Sivan

As required by law, please see this important legal notice below.

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay

Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

Helena Christianson’s People team email

From: Helena

To: People-team@

Subject: Afterpay + Square People

Hi Team,

By now, you’ve likely seen Jack’s <#team announcement> about our acquisition of Afterpay, our first public company acquisition! This is a huge step forward in integrating our Seller and Cash ecosystems and will not only deepen connections between them but will also further our shared purpose of economic empowerment. It also means that, upon close, we’ll be welcoming over 1,000 new team members into the company, including some into the People org directly!

Today marks a major milestone as we sign the deal. As we work towards close (which we expect to be Q1 2022), we’ll be able to get more specific on the details and answer questions that may be top of mind for you — such as how Afterpay employees will fit into our respective teams and work. What we know now is that post-close, folks from the Afterpay team will join as part of the People org and the details of org/reporting structure are still being worked out. For now, the FAQ is the best resource. During this week’s Town Square, we will also speak about the deal and take questions not addressed in the FAQ, and we’ll also hold an extra session later in the week for folks who can’t join Town Square live. As we move through this process, we’ll continue to share updates as things evolve.

Last but not least, I want to acknowledge the tireless effort from many folks across the People team who have helped bring us to this point. Working through the acquisition of a public company is new terrain for many of us, and it’s been inspiring to see the team’s diligence and curiosity throughout the entire process. As we move forward, we know our teams are critical in helping with the next stage — from the offer process to integration planning, and everything in between. Thank you all for your continued efforts. I’m excited to continue to bring this to life with you all!

Helena

As required by law, please see this important legal notice below.

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

Amrita Ahuja’s Guidance email

From: Amrita

To: Guidance@

Subject: Afterpay + Square Guidance

Hi all,

What a day for Square and our Guidance team! I wanted to follow up on Jack’s <#team announcement> about acquiring Afterpay, our first public company acquisition! This is a huge step forward in integrating our Seller and Cash ecosystems and will not only deepen connections between them but will also further our shared purpose of economic empowerment. This deal will present new opportunities for Square and the Guidance team, which I am incredibly excited about.

The signing of this deal is a significant milestone for us and there’s still lots of work to be done to get to specifics and answer questions as we approach close, including how Afterpay employees will fit within our respective teams across the company and within Guidance. What we know now is that post-close, folks from the Afterpay team will join as part of the Guidance team, with org/reporting structure details still being worked out. We will be working through details as we move towards close, and share more details as we have them. In the meantime, the FAQ is the best resource. During this week’s Town Square, we will also speak about the deal and take questions not addressed in the FAQ, and we’ll also hold an extra session later in the week for folks who can’t join Town Square live.

I want to personally extend a HUGE thank you to the many folks across Guidance who have helped over the past weeks and months to bring us to this point. This deal has engaged folks across every single Guidance team, in the coming months leading up to deal closing (expected Q1’21), I’m sure many more of you will contribute to integration planning and important close matters. A big thank you, and I’m right there with you, in advance. It has been a monumental effort so far, and I am so proud of the way we have worked together up to this point. I look forward to the work together ahead.

Amrita

As required by law, please see this important legal notice below.

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

mySquare post

What is the article title?

Square announces plans to acquire Afterpay

What is the summary for the mySquare news feed?

Big news today! As Jack shared in Slack, we’ve signed a deal to acquire Afterpay, a leader in the buy now pay later space. At the heart of this deal is our shared commitment to providing economic access and encouraging financial wellness for all. In pursuing economic empowerment together, Afterpay won’t be a separate business unit. We’ll welcome the team within Cash, Seller, and a few foundational teams upon closing the deal. With that, we’ll be shifting our Q2’21 Earnings call to 5:00 a.m. PT/8:00 a.m. ET tomorrow, August 2 (a pivot from the typical time). We know it’s early (and late!) for many of you! Look out for details on how to tune in via mySquare today. If you miss it in real time, you can check out the recording later on our Investor website. Find more details within.

What should the mySquare post say?

Big news today! As Jack shared in Slack, we’ve signed a deal to acquire Afterpay, a leader in the buy now pay later space. At the heart of this deal is our shared commitment to providing economic access and encouraging financial wellness for all. In pursuing economic empowerment together, Afterpay won’t be a separate business unit. We’ll welcome the team within Cash, Seller, and a few foundational teams upon closing the deal. By joining forces, we hope to build an even more valuable set of products and services for consumers and merchants within our ecosystem.

We’ll be shifting our Q2’21 Earnings call to 5:00 a.m. PT/8:00 a.m. ET tomorrow, August 2 (a pivot from the typical time). We know it’s early (and late!) for many of you! Look out for details on how to tune in via mySquare today. If you miss it in real time, you can check out the recording later on our Investor website.

With this exciting news dropping, you likely have questions. If you haven’t already, take a look at the Afterpay FAQ for the details we’re able to share, and learn more about Afterpay below. Jack and Core will speak to this news at Town Square, and we’ll hold an extra session later in the week for folks who can’t attend Town Square live.

In the coming months, our cross-functional internal teams will be heads down in integration planning work with Afterpay. As soon as the deal is closed, estimated to be in Q1 of 2022, we’ll share more news with the company, so stay tuned for more to come!

A little bit about Afterpay

Afterpay is a leader in the Buy Now, Pay Later space, empowering customers to access the things they want and need, while still allowing them to maintain financial wellness and control, by splitting payments in four, for both online and in-store purchases. The service is completely free for customers who pay on time - helping people spend responsibly without incurring interest, fees or revolving debt. Merchants, whether they’re large enterprise or SMB, prefer Afterpay because we truly partner to grow their business- helping drive higher average order values, greater basket size, and additional new and repeat customers often within 24 or 48 hours of going live with a partnership. Afterpay drives over 1m leads per day to our retail partners globally and acts as a key marketing customer acquisition channel for this highly valuable next generation consumer.

As of June 30th, Afterpay serves more than 16 million consumers and 100,000 merchants globally.The team is currently made up of ~1,300 people and based primarily in Australia and the U.S., with team members in Spain, UK, China, Canada, New Zealand, Italy, France, and Singapore.

As required by law, please see this important legal notice below.

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

ARTICLE TAGS

Seller, Cash, Purpose, Afterpay

#Global-announce post [Slack message]

Big news today! As Jack shared, we’ve signed a deal to acquire Afterpay, a leader in the buy now pay later space, to join Square. At the heart of this deal is our shared commitment to providing economic access and encouraging financial wellness for all. In pursuing economic empowerment together, Afterpay won’t be a separate business unit. We’ll welcome the team within Cash, Seller, and a few foundational teams upon closing the deal. With that, we’ll be shifting our Q2’21 Earnings call to 5:00 a.m. PT/8:00 a.m. ET tomorrow, August 2 (a pivot from the typical time). We know it’s early (and late!) for many of you! Look out for details on how to tune in via mySquare shortly. If you miss it in real time, you can check out the recording later on our Investor website.

[As required by law, please see this important legal notice: http://investors.squareup.com/square-legal-disclaimers]

#au-squares and #cash-apac [Slack message]

Hi AU team! Just a quick note on Jack’s announcement from this morning, that Square will acquire Afterpay. I know this is HUGE news, especially for Australia, so I want to reiterate where you can find some additional info on what’s been announced. To start, you can view our official press release here (link), there is also an internal FAQ doc and mySquare post (link) addressing a few key topics, and at Town Square you can hear directly from Jack and Core about the deal.

I know the info we have to hand right now won’t answer all of your questions, but at this early stage there are still a lot of details being ironed out. Rest assured, there are a lot of very smart and considerate people working really hard on this deal who will be sharing more as these details fall into place over the coming months. For now, we can go into the week knowing that we have some really exciting times ahead!

[As required by law, please see this important legal notice: http://investors.squareup.com/square-legal-disclaimers]

Leads Talking Points Email

What is the article title?

Square to acquire Afterpay: Talking points for leads

Headline

With the exciting news about Afterpay joining Square [link], you may receive questions from your teams. To support you in this period before closing, we’re sharing talking points for you to reference in case you need them. Read on for more details.

Body

Hi leads,

With the exciting news about Afterpay joining Square [link], you may receive questions from your teams. To support you in this period before closing, we’re sharing talking points for you to reference in case you need them. As a quick reminder, details about this deal that are not currently on our website are confidential, and not to be shared with anyone outside the company. Find more details in the section called Policies for discussing the deal in the Afterpay FAQ within our FAQ. We appreciate your cooperation here!

Please continue to point your teams to the Afterpay FAQ if they have additional questions. We’ll share more news upon closing the deal.

As always, thanks for your leadership!

———

Talking points about the deal

•

In welcoming Afterpay to Square, we’ll join forces in providing economic access and encouraging financial wellness for all. Our purpose of economic empowerment applies to all disciplines within our company, and I’m excited to see us move forward in this work together.

•	As Jack shared in #team, Afterpay will not operate as a separate business unit. The Afterpay team will be integrated into the Cash, Seller, and foundational teams upon closing the deal.

•

Jack will share news with the company when we close with more details on integration. In the meantime, please take a look through the Afterpay FAQ for details and join Town Square (or the additional session we’ll hold later in the week for folks who can’t join Town Square live) to hear more about the deal.

•

We expect to close the transaction in Q1 2022, which is subject to certain closing conditions, including Square and Afterpay shareholder approvals and regulatory approvals. Closing timing will vary based on these factors so we can’t predict an exact closing date at this time.

Talking points on org structure

•

We’ll continue our purpose-driven work, and your role will continue as is up until closing. After we close the deal and Afterpay officially joins Square, there will be opportunities for collaboration so we expect some roles may evolve and grow along with business needs.

•

[For leads within Cash, Seller, and foundational teams] We may also welcome Afterpay members directly into the team post-close, depending on org structure decisions. As Jack shared, those specifics are currently being finalized.

•

Until closing, Afterpay will remain and continue to operate as a separate and independent company and it’s business as usual for both Square and Afterpay. If you’re involved in any integration planning work, I want to thank you for your continued effort in seeing this deal through to closing!

Guidance on discussing the deal

•

Internal communications (verbally and written) related to this deal are considered confidential and not to be shared with anyone outside the company. In situations like this one, there is extra sensitivity as we have not yet closed the deal. With acquiring a public company, we also have to follow additional regulatory requirements, so you’ll notice legal disclaimers attached to any internal communications we send related to this deal. Find more details in the section called Policies for discussing the deal in the Afterpay FAQ section .

•

Given this transaction was just announced, there are many details yet to be worked out as part of the integration planning process. Please do not engage with anyone outside of Square about any non-public information relating to this transaction. As always, if you are unsure of whether or not something is appropriate to share on social media, please run it by the Corporate Communications team at press@squareup.com.

•

If our external (non Square) partners or customers approach you about this announcement, you may direct them to the publicly available information on our website. As a quick reminder on our External Communications Policy, if any member of the press reaches out to you, please forward the email directly to press@squareup.com and our Corporate Communications team will take it from there.

As required by law, please see this important legal notice below.

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR

ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

Square Employee Q&A on Afterpay

With the exciting news about Afterpay, we’re sharing a deeper dive into questions you may have. Before we get started, we want to remind you that we’ve announced signing the deal and in the coming months, we’ll be working to close the deal. We’ll share news with the company when that happens, including more details on integration. For now, let’s get into questions we can answer at this time.

Quick Links

Policies for discussing the deal

About the deal

About Afterpay

Integration plans

Policies for discussing the deal

This is our first time acquiring a public company at Square, a major milestone! Here’s what you need to know about how to communicate. Thanks in advance for your cooperation!

What can I share about this deal between now and closing?

Details about this deal that are not currently on our website are confidential and not to be shared with anyone outside the company. In situations like this one, there is extra sensitivity as we have not yet closed the deal. Additionally, because this transaction involves two public companies we have to abide by certain additional regulatory requirements, so you’ll notice legal disclaimers attached to any internal communications we send related to this deal.

I know an employee at Afterpay, am I allowed to speak with them about this business transaction?

No. You should not proactively engage with anyone at Afterpay at this stage, as many details of the deal are still being worked through. If an Afterpay employee reaches out to you directly, you should notify Afterpay_corpdev@squareup.com.

I have been approached by an external stakeholder (press/industry/govt body etc) about Afterpay joining our company, what should I say?

If your regular external stakeholders approach you about this announcement, you can direct them to the publicly available information on our website. You should not share any internal employee communications about this announcement with your external stakeholders. If you are approached by any member of the press, please direct them to our Comms team at press@squareup.com.

This is really exciting news! Can I post about the announcement on social media?

Per our External Communications Policy, you are welcome to share public links to company news and announcements on social media. That being said, if you are going to add additional commentary to the post, we ask that you use language that has already been approved and used in our public facing communications. As always, if you are unsure of whether or not something is appropriate to share on social media, please run it by your lead and the Comms team at press@squareup.com.

About the deal

What’s the news at a high level?

We just signed a deal to acquire Afterpay, a leader in the “buy now pay later” (BNPL) space. “Signing” refers to the mutual agreement between Square and Afterpay to move forward together with a transaction. At a time in the future, when all of the legal and regulatory requirements have been met, the ownership transfer of the entities actually takes place, and we “close” the deal, making Afterpay an official part of the Square family! At that time, Afterpay team members will join Square as part of our Cash App or Seller business units, with some joining our foundational teams as well. The exact structure has not yet been determined, and we’ll be working with the Afterpay team to finalize.

Until then, Afterpay will remain and continue to operate as a separate, independent company and it’s business as usual for both Square and Afterpay.

Will this impact roles for Square employees?

Square roles will remain as is. Of course, as we welcome Afterpay post-close, there will be opportunities for collaboration so we expect some roles may evolve and grow over time.

When do you expect to close? What are the milestones to close?

We expect to close the transaction in Q1 2022, which is subject to certain closing conditions, including Square and Afterpay shareholder approvals and regulatory approvals. Closing timing will vary based on these factors so we can’t predict an exact closing date at this time.

How will Afterpay be integrated into Square? Will it be its own business unit?

Afterpay will not be its own business unit. Instead, Afterpay teams will be integrated into the Seller and Cash App business units, with some roles joining our foundational teams. Afterpay is uniquely positioned to further the connecting points between our Seller and Cash App ecosystems. Find further details on general integration plans after closing the deal in the Integration plans section.

How will Afterpay benefit TIDAL or TBD, and vice versa?

Our focus will be on first integrating Afterpay into our Seller and Cash App ecosystems.

What inspired us to enter the BNPL space?

We believe there is a strong connection between BNPL and our purpose of economic empowerment. BNPL offers a flexible, transparent, and inclusive method of payment that gives control to individuals and sellers. It’s a simple idea: enable a seller’s customers to pay for purchases later, interest free, without having to use traditional credit sources, while helping to drive more omnichannel sales for the seller. We want to make this a part of our combined ecosystem.

Additionally, we’ve seen strong demand for BNPL from both merchants and consumers, and there’s a lot of growth opportunity within the space. Sellers are even asking for a Buy Now Pay Later (BNPL) service, with many asking for Afterpay by name. We see potential to benefit our two largest business units, Seller and Cash App, and strengthen the connection between them.

Why Afterpay?

First, Afterpay’s culture and purpose align with ours. They are focused on providing further access to participate in the economy, helping consumers buy responsibly, and fostering a culture of innovation. They are led by an entrepreneurial leadership team we believe in.

Second, Afterpay is a business that has quickly scaled by flipping the traditional credit model on its head - driving significant value for both merchants and consumers since it was founded just 6 years ago. They have established themselves through high levels of consumer frequency and engagement, strong brand affinity, international scale, and strong underwriting capabilities. For merchants, Afterpay has demonstrated an ability to drive strong retention, enable higher conversion and order size, attract new customer leads, and increase repeat purchases. As of June 2021, they were serving more than 16 million consumers and 100K merchants globally. For merchants, they help uplift transaction size, improve conversion rates, and drive repeat purchases and meaningful referral leads. For consumers, Afterpay provides access and flexibility while still allowing them to maintain financial wellness and control.

About Afterpay

What products does Afterpay offer today?

The vast majority of revenue today comes from Afterpay’s core product Pay in 4, which enables customers to split payments in four for both online and in-store purchases, completely free for those who pay on time. The Afterpay App/Shop Directory, an extension of the BNPL product, is a product marketplace for consumers to discover merchants to buy from and use Afterpay.

There are a few other products today that are much more nascent:

•	Afterpay Card: a contactless MasterCard in customers’ digital wallet that enables them to Pay in 4 at merchants in-person

•	Afterpay Pulse: a loyalty program that rewards customers who use Afterpay in a responsible way through benefits - a collection of requested features and exclusive perks

•	Afterpay Money (planned launch for October 2021): a tool to help customers manage their payments and savings with budgeting insights and goal setting tools (only in Australia)

Tell us about Afterpay’s people – their customer base and their employees.

As of June 30, Afterpay serves more than 16 million consumers and 100,000 merchants globally. The team is currently made up of ~1,300 people and based primarily in Australia and the U.S., with team members in Spain, UK, China, Canada, New Zealand, Italy, France, and Singapore.

Integration plans

What leadership is coming over from Afterpay? Will they have management roles at Square following the close of the transaction?

Upon close, Anthony Eisen and Nick Molnar (Afterpay co-founders/co-CEOs) will join Square and help lead Afterpay’s respective merchant and consumer effort. They are excited to work with our leadership team on how we integrate.

Are we going to change the branding of Afterpay?

We believe Afterpay has a strong brand that resonates with its merchants and the consumers who use it. In the short term, nothing will change.

Will there be opportunities for internal mobility between Afterpay and Square?

Yes! Upon closing the deal, you may apply to open roles internally once you’ve been at Square for 9 months as long as you are in good standing. Please note that, depending on the role and location, there may be mobility or immigration implications.

Given that Afterpay employees work from New Zealand, Italy, France, and Singapore (in addition to the US and AU), will Square unlock new global mobility locations upon closing the deal?

We’re working through these details and should our mobility locations change, we will update the list at go/mobility. Similar to previous deals, these locations may be business specific.

Do we plan to change their product?

For now, there is no planned change to customers’ or merchants’ current experience with Afterpay. We’ll provide further updates as we begin work on the integration post-closing.

What will office planning look like post-close?

Afterpay and Square’s real estate teams are in close contact, and we have no immediate plans to change Afterpay’s current office footprint. The teams will continue to discuss opportunities for expansion and we’ll keep you posted on any new details here if they arise.

How will this transaction impact customer / merchant relationships with Afterpay?

Afterpay’s customers and merchants are key stakeholders in this transaction. We believe they will benefit from a larger, improved, and more integrated offering. We expect Afterpay operations to continue seamlessly and for the products and integration with Square to be announced in due course post-close.

Where can I go if I have more questions?

As we mentioned above, signing is an exciting milestone and there’s lots to figure out before close. We will share updates upon close of the deal!

—

As required by law, please see this important legal notice below.

Additional Information and Where to Find It

In connection with the proposed transaction, Square, Inc. (“Square”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay Limited (“Afterpay”) will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; and expectations around the financial impact of the transaction on Square’s financials.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.

Exhibit 99.5

Square, Inc. Social Media Posts

The following social media posts by social media accounts of Square, Inc. were made available in connection with the transaction on August 1, 2021.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between Square and Afterpay Limited (“Afterpay”), Square intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of Square Class A common stock to be issued in connection with the transaction (including a prospectus therefor), which will include a proxy statement that will be sent to the shareholders of Square seeking their approval of such issuance. Square may also file other relevant documents with the SEC regarding the proposed transaction. Related information will also be included in the scheme booklet that Afterpay will prepare and, following approval from the Australian court, dispatch to its shareholders in connection with the scheme meeting at which Afterpay shareholders will consider whether or not to approve the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR OTHERWISE BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SQUARE, AFTERPAY, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain (if and when available) free copies of the registration statement on Form S-4, the proxy statement, the prospectus, the scheme booklet, and other documents containing important information about Square and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders will be able to obtain those documents released by Afterpay to the Australian Securities Exchange (“ASX”) announcements platform free of charge at ASX’s website, www.asx.com.au. Copies of the documents filed with the SEC by Square will be available free of charge on Square’s Investor Relations website at https://investors.squareup.com.

Participants in the Solicitation

Square, Afterpay, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Square’s security holders in connection with the proposed transaction. Information about Square’s directors and executive officers is set forth in Square’s proxy statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on May 7, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about Afterpay’s directors and executive officers is set forth in Afterpay’s latest annual report dated August 27, 2020, as updated from time to time via announcements made by Afterpay on the ASX. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Square security holders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement when it is filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Examples of forward-looking statements in this communication include, among others, statements regarding the future performance of Square and Afterpay, the perceived synergies and other benefits of the pending transaction between Square and Afterpay; the ability of the transaction to accelerate growth and to strengthen the integration between Square’s Seller and Cash App ecosystems; expectations around the financial impact of the transaction on Square’s financials; and statements regarding the expected timing for the closing of the pending transaction.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors described from time to time in Square’s filings with the SEC and Afterpay’s filings with the ASX, including Square’s Annual Report on Form 10-K for the year ended December 31, 2020 and most recent Quarterly Report on Form 10-Q and Afterpay’s Annual Report for the financial year ended June 30, 2020 (Appendix 4E), Half-Year Report for the half year ended December 31, 2020 (Appendix 4D), Q3 FY21 Business Update for the quarter ended March 31, 2021, and FY21 Trading Update for the financial year ended June 30, 2021, and future filings and reports by either Square or Afterpay.

In addition, other factors related to the pending transaction between Square and Afterpay that contribute to the uncertain nature of the forward-looking statements include, but are not limited to: the expected timing to complete the pending transaction; filings and approvals relating to the pending transaction; the ability to complete the pending transaction considering the various closing conditions, including shareholder approvals; and the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the pending transaction. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements. Investors are cautioned not to place undue reliance on these statements.

All forward-looking statements are based on information and estimates available to Square or Afterpay at the time of this communication and are not guarantees of future performance. Except as required by law, neither Square nor Afterpay assume any obligation to update any of the statements in this communication, and any statement in this communication is subject to change without notice.

The distribution of this communication may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this communication must inform himself or herself of and comply with any such restrictions.